LESS IS MORE

2013

Catalyst

Headquartered in Richmond, British Columbia (B.C.), Catalyst Paper employs 1,611 people and operates three mills and a distribution facility on Canada's Pacific coast. Our combined annual production capacity of 1.5 million tonnes meets the needs of customers, including retailers, publishers, commercial printers, and manufacturers who use our pulp, in North America, Latin America, the Pacific Rim and Europe.

We have earned a reputation for environmental stewardship based on our commitment to certified fibre sourcing, manufacturing efficiency, verified chain of custody and environmentally responsible paper operations. A public company, Catalyst's shares trade on the Toronto Stock Exchange (TSX) under the symbol CYT.



**READ MORE ONLINE
ABOUT OUR COMPANY**
catalystpaper.com/about/our-facilities

Our manufacturing facilities
have long histories and are economic
drivers in the coastal communities
where they are located.

PRESIDENT'S MESSAGE
TO SHAREHOLDERS

We're getting back to the basics of operational excellence with a clear and constant focus on the critical areas of safety, productivity and costs.



Joining Catalyst last fall has brought me full circle to when I first arrived at its predecessor nearly 30 years ago. My outlook and reasons for returning to Catalyst are simple: I believe in our people and the future of Catalyst Paper.

PERFORMANCE BUILDING

2013 was the first full year of operations after emerging from CCAA. I want to acknowledge the hard work and sacrifices that all stakeholders made during the restructuring process in 2012, as this gave Catalyst a fighting chance to be successful. My first priority is to get the company back to stable financial footing by focusing upon operational excellence.

Operational excellence means a clear and constant focus on improving our performance in the critical areas of safety, productivity and costs. The first step in re-establishing focus included simplifying the organizational structure by reducing the size of the corporate executive team and having the mill managers report directly to me. We are now focusing on re-engaging employees across the company through a formal, company-wide program to encourage employee input and suggestions. This is designed to surface and implement ideas that will deliver long-term value creation. In the end, it is our employees' innovation and dedication that will determine our future success.

FINANCIAL PERFORMANCE

Catalyst Paper delivered positive cash flow in the second half of 2013. Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) was $46.1 million in 2013 compared to $55.4 million in 2012, primarily due to higher electrical costs and the reintroduction of the Provincial Sales Tax. The pulp business segment emerged as a bright spot, as EBITDA increased $21 million relative to 2012, due to a combination of improved productivity and better market conditions.

We also completed the sale of non-core assets for proceeds of $51 million. This included the Snowflake mill, our interest in Powell River Energy, the Elk Falls site, and the surplus portion of the wastewater treatment facility in Port Alberni.



100%

We sell 100 per cent of our pulp and more than 50 per cent of the paper we produce off shore.

2



MARKET CONDITIONS

Contraction of the mechanical printing paper market continued in 2013. This reduction was primarily driven by the displacement of printed products with electronic media. The markets most impacted were directory and newsprint, where demand declined by 13.8% and 9.4% respectively.

The pulp market strengthened due to a combination of global NBSK demand improvement of 2.3% and supply restrictions, which allowed producers to implement a US$70 per tonne in list price increases by year end in the China market.

PRODUCT DEVELOPMENT

Despite the challenging paper market conditions, our sales team has grown our market share across most grades of paper we manufacture through leadership in environmental performance and innovation in lightweight grades.

Sage, our environmental offering of papers, continues to make in-roads with brand-conscious customers.

Ascent, our highest value coated paper, allowed Catalyst Paper to better serve commercial printers and niche markets in need of a lightweight solution for #3 coated paper.

Marathon Lite newsprint supported our penetration of freight-logical markets, including western North America, Asia and Latin America, where the displacement of printing papers by electronic media is not as prevalent as compared to North America.

OUTLOOK

We expect to see a continued contraction of the market for printing papers in North America as printing and writing papers continue to be displaced by electronic media. As a result, Catalyst continues to focus its marketing efforts on penetrating Latin America and other freight-logical markets where demand for mechanical printing papers endure. Conversely, the short term outlook for the pulp business remains positive, particularly in our freight logical target market – China. However, current and future hardwood pulp capacity additions are creating uncertainty for the second half of the year.

In November, it was announced that hydroelectricity rates in British Columbia will increase 15% over the next two years starting April 2014, with the potential of curtailing the cost competitiveness of energy intensive industries in the province. We remain optimistic that new programs currently under discussion with BC Hydro and the Provincial Government will allow Catalyst to mitigate a significant portion of the rate increases.

Regardless of external factors such as market conditions or electrical rate increases, we are focused on those items that we can control. This means getting back to the basics of operational excellence with a clear and constant focus on the critical areas of safety, productivity and costs.

JOE NEMETH
President and
Chief Executive Officer



MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our consolidated financial statements for the years ended December 31, 2013, 2012 and 2011, and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.). Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrators' electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company's common shareholders before specific items, and free cash flow. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 12, *Non-GAAP measures.*

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term "dollars" and the symbols "$" and "CDN$" refer to Canadian dollars and the term "U.S. dollars" and the symbol "US$" refer to United States dollars.

In this MD&A, the term "tonne" and the symbol "MT" refer to a metric tonne and the term "ton" or the symbol "ST" refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as at March 4, 2014, which is the date of filing in conjunction with our press release announcing our results for the fourth quarter of 2013 and 12 months ended December 31, 2013. Disclosure contained in this document is current to March 4, 2014, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (forward-looking statements), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

- Are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

- Can be identified by the use of words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "predicts", "estimates", "forecasts", and similar words or phrases or the negative of such words or phrases;

- Reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

  – Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

  – Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

  – Our ability to successfully obtain cost savings from our cost reduction initiatives;

  – Our ability to implement business strategies and pursue opportunities;

  – Expected cost of goods sold;

  – Expected component supply costs and constraints;

  – Expected foreign exchange and tax rates.

- While considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in this MD&A. Certain of these risks are:

  – The impact of general economic conditions in the countries in which we do business;

  – Conditions in the capital markets and our ability to obtain financing and refinance existing debt;

  – Market conditions and demand for our products (including declines in advertising and circulation);

  – The implementation of trade restrictions in jurisdictions where our products are marketed;

  – Fluctuations in foreign exchange or interest rates;

  – Raw material prices (including wood fibre, chemicals and energy);

  – The effect of, or change in, environmental and other governmental regulations;

  – Uncertainty relating to labour relations;

  – The availability of qualified personnel;

  – The availability of wood fibre;

  – Legal proceedings;

  – The effects of competition from domestic and foreign producers;

  – The risk of natural disaster and other factors, many of which are beyond our control.

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.   COMPANY PROFILE

We are the largest producer of mechanical printing papers in western North America. We also produce Northern Bleached Softwood Kraft (NBSK) pulp which is marketed primarily in Asia. Our business is comprised of three business segments: specialty printing papers, newsprint, and pulp. Specialty printing papers include coated mechanical, uncoated mechanical and directory paper. We are the only producer of coated mechanical paper and soft-calender (SC) paper in western North America. We operate three paper mills in British Columbia (B.C.) in Crofton, Port Alberni and Powell River. Our Crofton mill includes a two-line kraft pulp operation.

Our products are sold by our sales and marketing personnel in North America and through distributors and agents in other geographic markets. These products are shipped by a combination of rail, truck, and barge for customers located in North America and by break-bulk and deep-sea container vessels for customers located overseas.

SPECIALTY PRINTING PAPERS

Our largest business segment is specialty printing papers, which generated 61% of 2013 consolidated sales revenue; our papers are sold to a diversified customer base consisting of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. In 2013, 89% of specialty printing papers sales volume was sold to customers in North America.

NEWSPRINT

Newsprint sales generated 18% of 2013 consolidated sales revenue. The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America. In 2013, 44% of newsprint sales volume was sold to customers in North America.

PULP

Pulp sales generated 21% of 2013 consolidated sales revenue. The pulp customer base is located primarily in Asia and includes producers of tissue, magazine papers, wood-free printing and writing papers, and certain specialty printing paper products. In 2013, 100% of pulp sales volume was sold to customers in Asia. The Crofton pulp mill is located on tidewater and has a deep-sea vessel loading facility which provides a competitive advantage shipping direct to Asian markets.

2014 PRODUCT APPLICATIONS

Segment	Specialty Printing Papers				Newsprint	Market Pulp
	Uncoated Mechanical					
Category	Soft-calendered	Machine-finished	Coated Mechanical	Directory	Newsprint	NBSK Pulp
Brand names	Electracal Electraprime	Electrabrite Electrabrite Lite Electrastar Electra Max Electrabrite Book	Electracote Electracote Brite Pacificote Ascent	Catalyst	Marathon Marathon Lite	Crofton Kraft
Basis weight (g/m^2)	45 – 52	45 – 74	47.3-74	29 – 40	40 – 48.8	n/a
Applications	retail inserts, magazines, catalogues, flyers, direct mail, directories	retail inserts, magazines, supplements, flyers, direct mail, books, corporate communication books/manuals	retail inserts, magazines, catalogues, direct mail	telephone books, catalogues	newspapers, retail inserts, flyers, supplements, directories	tissue, printing and writing papers, specialty paper products, containerboard
Total capacity (tonnes)	469,000 [1]		224,000	116,000 [1]	349,000 [1]	355,000 [2]
% of total capacity	31%		15%	8%	23%	23%

2014 CAPACITY BY MILL LOCATION AND PRODUCT LINE [1]

Mill Location	Number Of Paper Machines	Specialty Printing Papers [1]			Newsprint [1]	Market Pulp	Total
		Uncoated Mechanical	Coated Mechanical	Directory	Newsprint	NBSK Pulp	
Crofton, B.C. [3]	2	–	–	–	349,000	355,000 [2]	704,000
Port Alberni, B.C.	2	–	224,000	116,000	–	–	340,000
Powell River, B.C.	3	469,000	–	–	–	–	469,000
Total capacity (tonnes)	7	469,000	224,000	116,000	349,000	355,000	1,513,000
% of total capacity		31%	15%	8%	23%	23%	100%

1 Capacities expressed in the above tables can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.

2 Total pulp capacity at Crofton is 393,000 tonnes, of which 355,000 tonnes are designated as market pulp with the remaining 38,000 tonnes being consumed internally.

3 No. 1 paper machine at Crofton remains indefinitely curtailed.

GEOGRAPHIC SALES DISTRIBUTION

Total Geographic Sales Distribution
(% tonnes)



Our products are sold globally. North America continues to be our principal market, comprising 58% of consolidated sales volume for 2013.

2.   ANNUAL OVERVIEW - 2013

BUSINESS OVERVIEW

Operating earnings for the year declined due to reduced paper sales, lower average transaction prices for all paper segments and higher manufacturing costs. This was partially offset by better pulp sales volumes and pricing, and the positive impact of a weaker Canadian dollar. Total sales volumes were down primarily due to a shortfall in our production volumes resulting from a number of unforeseen maintenance events and start-up issues related to our major maintenance outages in the year.

Manufacturing costs crept higher due to significantly higher electric power cost and increased maintenance and labour spending. Power cost increased due to rate increases by BC Hydro as well as the reinstitution of provincial sales tax. These cost increases were partially offset by power sales generated by the G12 steam turbine generator located at our Powell River mill.

We completed the sale of most of our non-core assets in the year, including the Snowflake mill, our interest in Powell River Energy, the Elk Falls site, and the Port Alberni wastewater treatment facility, for total proceeds of $51.4 million.

We also completed the partial settlement of our defined benefit plan for salaried employees (Salaried Plan) under the special portability election option.

FINANCIAL PERFORMANCE

We recorded a net loss attributable to the company of $127.6 million and a net loss attributable to the company before specific items of $31.5 million in 2013. This compared to a net gain of $583.2 million in 2012, reflecting the impact of reorganization under creditor protection proceedings, and a net loss attributable to the company before specific items of $37.8 million.

Significant specific items in 2013 included reorganization costs related to finalizing the creditor protection proceedings, a net gain on the sale of non-core assets including the Snowflake mill, our interest in Powell River Energy and the Elk Falls site, a settlement gain on our Salaried Plan under the special portability election option, a loss on the purchase of floating rate senior secured notes due 2016 (Exit Notes), an impairment charge on goodwill and fixed assets, and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Significant specific items in the prior year included reorganization credits related to the forgiveness of pre-petition debt and accounts payable and fair value adjustments from the implementation of fresh start accounting, reorganization expenses related to legal and consulting fees, restructuring fees incurred prior to entering creditor protection, closure costs related to the discontinued Snowflake mill, and a foreign exchange gain on the translation of U.S. dollar denominated debt.

SELECTED ANNUAL FINANCIAL INFORMATION

(In millions of dollars, except where otherwise stated)	2013	2012	2011
Sales [2]	$ 1,051.4	$ 1,058.2	$ 1,079.7
Operating earnings (loss) [2]	(87.8)	19.1	(704.5)
Depreciation and amortization [2]	47.0	36.3	105.5
Adjusted EBITDA [1,2]	46.1	55.4	62.8
− before restructuring costs [1,2]	47.3	60.7	68.7
Net earnings (loss) attributable to the company	(127.6)	583.2	(974.0)
− before specific items [1]	(31.5)	(37.8)	(126.3)
Total assets	700.1	978.8	737.6
Total long-term liabilities	565.5	720.6	713.6
Adjusted EBITDA margin [1,2]	4.4%	5.2%	5.8%
− before restructuring costs [1,2]	4.5%	5.7%	6.4%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)			
− basic and diluted from continuing operations [3]	$ (9.01)	$ 41.65	$ (2.04)
− basic and diluted from discontinued operations [3]	0.21	(1.15)	(0.51)
− before specific items [3]	(2.17)	(2.62)	(0.33)
(In thousands of tonnes)			
Sales [2]	1,373.3	1,401.4	1,351.2
Production [2]	1,382.6	1,388.6	1,365.1
Common shares (millions)			
At period-end [3]	14.5	14.5	381.9
Weighted average [3]	14.5	14.4	381.9

1   Refer to section 12, *Non-GAAP measures*.

2   Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2013.

3   Earnings per share data for periods ended on and subsequent to September 30, 2012 were based on the weighted average common shares issued pursuant to our reorganization under CCAA. Earnings per share data for periods prior to September 30, 2012 were based on the weighted average common shares outstanding prior to emergence from the creditor protection proceedings. These shares were cancelled on September 13, 2012.

MARKET OVERVIEW

North American Paper Demand and NBSK Pulp Shipments
(in thousands of metric tonnes)
(Source: PPPC)



	2011				2012				2013			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
⊙ Newsprint	1,261	1,221	1,247	1,279	1,230	1,216	1,259	1,236	1,105	1,108	1,119	1,143
○ Coated Mechanical	933	872	965	923	865	870	935	940	825	833	891	823
— Uncoated Mechanical*	1,033	1,018	1,069	986	833	873	862	905	833	887	968	975
● Lightweight Uncoated	135	130	130	128	111	105	110	94	94	89	98	81
● NBSK Pulp	3,254	3,117	3,071	2,954	3,340	3,058	3,242	3,125	3,310	3,162	3,286	3,306

* Uncoated mechanical is comprised of high-gloss and standard grades.

North American demand decreased for all paper grades in 2013 except for uncoated mechanical. After a slow start, demand for uncoated mechanical increased significantly in the second half of the year. The decline in North American demand was most significant for directory and newsprint. Strong exports to Asia, however, partly compensated for weak domestic newsprint demand.   Compared to 2012, inventory levels at the end of 2013 increased for lightweight coated (LWC) and uncoated mechanical, remained flat for newsprint and declined for directory. Average benchmark prices for the year were down for all paper segments compared to the prior year. Prices and operating rates for uncoated paper recovered in the second half of the year due to stronger market conditions.

The global market for NBSK pulp increased due to increased demand in China. NBSK pulp benchmark prices for China increased in 2013.

ORGANIZATIONAL CHANGES

Joe Nemeth was appointed President, Chief Executive Officer, and director of the company effective October 1, 2013. Leslie T. Lederer, who held this position on an interim basis with the departure of Kevin J. Clarke at the end of June 2013, continues as a director and Chairman of the Board of directors.

On November 21, 2013, we began implementing a decision to reduce the size of the executive team by three positions in accordance with the company's plan to improve operational efficiency and cost competitiveness.

On June 24, 2013, Jill Leversage was appointed to, and Giorgio Caputo resigned from, the Board of directors.

ASSET SALES

During 2013, we completed the sale of a number of non-core assets, including:

- **Sale of interest in Powell River Energy**

    On March 20, 2013 we completed the sale of our 50% interest in Powell River Energy Inc (PREI), and Powell River Energy Limited Partnership (collectively "Powell River Energy") for $33.0 million. Electricity generated by PREI will continue to be sold to the company under the existing power purchase agreement which expires in 2016 with extension to 2021 in one-year renewal term increments at the option of the company. Under the company's plan of arrangement (Plan) under the *Companies' Creditors Arrangement Act* (CCAA), approximately $12.7 million of the net proceeds of the sale were distributed to unsecured creditors who, pursuant to our restructuring under the Plan, did not elect to receive shares in settlement of their claims. The company made an offer to purchase US$20.0 million of its Exit Notes with the balance of the net proceeds. See "*Purchase of Exit Notes*".

- **Sale of Snowflake Mill**

    On January 30, 2013 we completed the U.S. Court approved sale of the assets of the closed Snowflake facility and the shares of The Apache Railway Company to a third party for US$13.5 million and other non-monetary consideration. The Snowflake facility permanently closed on September 30, 2012.

- **Sale of Elk Falls Site**

    On May 24, 2013 we completed the sale of our Elk Falls industrial site and related assets for proceeds of $8.6 million to Quicksilver Resources Canada Inc. The pulp and paper mill which formerly operated at Elk Falls was indefinitely curtailed in 2009 and permanently closed in 2010.

- **Sale of Port Alberni Wastewater Treatment Facility**

    On September 30, 2013 we completed the sale of a wastewater treatment facility and related infrastructure to the City of Port Alberni for proceeds of $5.8 million. The sale included the 13.4 hectare wastewater treatment facility and 3.9 hectare parcel of lands combined with a road dedication to facilitate development of an industrial truck route along the waterfront. We received $5.0 million of the proceeds on September 30, 2013 and will receive $0.8 million in September 2014.

    We have agreed to settle the mortgage receivable due from PRSC Limited Partnership and sell our interest in PRSC Land Developments Ltd. for approximately $3.0 million and continue to work toward completion of that transaction. We also continue to actively market our remaining poplar plantation land.

SPECIAL PORTABILITY ELECTION

Under a special portability election option we offered members of our Salaried Plan a one-time reduced lump sum payment option as full settlement of their entitlements under the plan. Members had to make their elections by no later than December 15, 2012 and had until June 30, 2013 to revoke their elections in favour of continuing to receive monthly pension payments. 285 plan members representing $38.3 million of reduced lump-sum value (representing $59.6 million of commuted value as described below) maintained their elections. Lump-sum payments were funded in July 2013 from plan assets.

Members who exercised the election received reduced lump-sum payments calculated as the commuted value of future pension payments multiplied by the solvency ratio of the plan on December 31, 2012. In addition, these members will receive quarterly top-up payments over the next four years totaling 8% of their commuted value. Commuted value is the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

Implementation of the special portability option resulted in a reduction of approximately $21 million in the plan's solvency deficit as at December 31, 2012. The company's contribution to the solvency deficit of the plan and top-up payments for 2013 will total approximately $4 million. The lump-sum payments represented a partial settlement of the Salaried Plan in the third quarter. See *section 13, Critical Accounting Policies and Estimates* for a description of the accounting impact of the partial settlement of the Salaried Plan on our financial results.

ADJUSTMENT TO CARRYING VALUE OF LONG-LIVED ASSETS

On December 31, 2013 we wrote down the full carrying value of our goodwill by $56.7 million and the carrying value of our buildings, plant and equipment by $30.2 million due to the need to record an asset impairment charge required by accounting rules under U.S. GAAP. Potential impairment indicators that led to this adjustment included declines in current and forecasted paper prices and announced rate increases in future electric power purchases that may negatively impact future operating costs and profitability.

The total earnings projections of our mills as at December 31, 2013 used in the impairment calculation were higher than the earnings projections as at September 30, 2012 used for fresh start accounting; however, accounting rules under U.S. GAAP require downward adjustments, but do not allow upward adjustments, on fixed asset values.   The reduction in carrying values were to the fixed assets of our Powell River and Port Alberni mills due in part to reduced pricing forecast for specialty paper as compared to pricing forecasts in 2012 that were utilized when we assigned fair values to our assets under fresh start accounting. Conversely, the impact of stronger current and forecasted pricing for newsprint and pulp and forecasted currency weakness supported a higher fair value for the Crofton pulp and paper mills than the fair value established under fresh start accounting in 2012.

Refer to section 13 *Critical accounting policies and estimates* for a description of the assumptions and estimates used to calculate this impairment charge.

SUCCESSFUL APPEAL OF SALES TAX REASSESSMENT

On January 28, 2014, the Supreme Court of British Columbia ruled in favour of Catalyst Paper in our action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010. We estimate that we will receive a sales tax refund of $5.8 million including interest. The Province of British Columbia has applied to the British Columbia Court of Appeal for leave to appeal this decision.

PURCHASE OF EXIT NOTES

Holders of US$15.6 million of the Exit Notes accepted the offer made on March 26, 2013 to purchase up to US$20.0 million of the Exit Notes with the balance of net proceeds from the sale of our interest in PREI. On April 24, 2013, the company completed the purchase of US$15.6 million of Exit Notes at par plus accrued and unpaid interest.

RETURN TO PROVINCIAL SALES TAX

On April 1, 2013, the Province of British Columbia reverted back to a provincial sales tax (PST) regime. The additional direct annualized cost to our business is estimated to be approximately $12 million, based on actual 2013 expenditures. Approximately $9 million of this increase relates to purchased electric power.

LISTING OF NEW COMMON SHARES

On January 7, 2013, our new common shares were listed and began trading on the Toronto Stock Exchange (TSX) under the symbol "CYT". The company initiated a small shareholder selling program that commenced on January 7, 2013 and ended February 28, 2013 that gave shareholders who held 99 or fewer new common shares the opportunity to sell their shares without incurring commission charges. The program was entirely voluntary and no recommendations were made by the company or its Board of Directors in respect of the sale of shares pursuant to the program.

CANADIAN DOLLAR

The chart below illustrates the movement of the US$/CDN$ average spot rate over the past three years:

US$ / CDN$ Foreign Exchange Rates
(Average Spot Rate)



US$/CDN$ EXCHANGE

	2011				2012				**2013**			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	**Q1**	**Q2**	**Q3**	**Q4**
Average spot rate	1.015	1.033	1.020	0.977	0.999	0.990	1.005	1.009	**0.992**	**0.977**	**0.963**	**0.953**
Average effective rate	1.011	1.032	1.020	0.977	0.999	0.990	1.005	1.009	**0.992**	**0.977**	**0.963**	**0.953**
Period-end spot rate	1.029	1.037	0.963	0.983	1.001	0.981	1.017	1.005	**0.985**	**0.951**	**0.972**	**0.940**

The majority of our sales are denominated in U.S. dollars. The Canadian dollar weakened in 2013 and traded below par against the U.S. dollar. There was no difference between our average effective exchange rate and the average spot rate in 2013. The US$/CDN$ exchange rate movement in 2013 compared to 2012 resulted in a positive variance of $27.6 million on revenue and a positive variance of $21.1 million on adjusted EBITDA. Year-end spot rate movement resulted in an after-tax foreign exchange loss of $18.8 million on the translation of U.S. dollar denominated debt in 2013, compared to an after-tax foreign exchange gain of $20.8 million in 2012. We have a program in place to hedge a portion of our anticipated U.S. dollar sales, although, effective April 1, 2010, we no longer designate the positions as hedges for accounting purposes. At December 31, 2013 we did not have any foreign currency options or forward contracts outstanding. Refer to our annual consolidated financial statements for the year ended December 31, 2013 note 27, *Financial instruments*, for additional details.

3.   STRATEGY

Our objective is to return to profitability and maximize cash flows through capital restructuring, reduced manufacturing costs and optimizing our brands and customer base.

2013 PERFORMANCE METRICS

The following performance drivers were identified as key to achieving our strategic goals and creating value for our investors in 2013:

1.   **Financial performance and flexibility**

Our ability to generate adequate liquidity and establish an appropriate capital structure enables us to maintain our operations, finance growth and service our debt and other obligations.

- Complete outstanding restructuring items and use proceeds of assets sales to pay down debt.

- Reduce operating costs, and focus on generating positive free cash flow.

- Complete special portability option program developed to deal with the salaried pension deficit.

KEY PERFORMANCE INDICATORS

Key metrics to measure our ability to generate operating income and implement cost reduction initiatives include:

- Adjusted EBITDA and adjusted EBITDA before restructuring costs [1].

- Free cash flow [1].

- Average delivered cash costs per tonne and average delivered cash costs per tonne before specific items [1].

[1] Refer to section 12, *Non-GAAP measures,* for definitions of these measures.

Adjusted EBITDA and Adjusted EBITDA Before Restructuring Costs
(in millions of dollars)



Excludes Snowflake's results

ACHIEVEMENTS

- Adjusted EBITDA declined in 2013 mostly due to lower sales volumes and average transaction prices for paper, and increased maintenance, labour and electric power cost. This was partially offset by increased pulp pricing and sales, and the positive impact of a weaker Canadian dollar.

- Completed non-core asset sales in 2013 for proceeds of $51.4 million including the Snowflake mill, our interest in PREI, the Elk Falls site, the Port Alberni wastewater treatment facility, and poplar plantation land.

- Purchased US$15.6 million Exit Notes from the net proceeds from the sale of our interest in PREI.

Free Cash Flow
(in millions of dollars)



- Free cash flow for the year was negative $21.4 million. Free cash flow was positive for the last two quarters of the year and improved compared to the prior year due to reduced reorganization costs and lower expenses related to discontinued operations, partially offset by lower adjusted EBITDA and higher cash interest expense.

Average Delivered Cash Costs
($/tonne)



Excludes Snowflake's results

- Operating costs in 2013 were negatively impacted by a number of unforeseen maintenance and operational events.

- Power cost increased significantly due to rate increases by BC Hydro and the reinstitution of PST, partially offset by increased power sales.

- Prior to the sale of our interest in PREI we consolidated PREI's results, thereby recognizing the adjusted EBITDA generated by PREI from power sales as a reduction to our consolidated operating costs (see discussion below the heading "Variable Interest Entities" under section 13, *Critical Accounting Policies and Estimates*). With the sale of our interest in PREI on March 20, 2013, adjusted EBITDA generated by PREI is no longer included.

- Capital spending for the year was $23.4 million which included $16.0 million for maintenance of business. Prior year capital spending of $22.6 million included $16.1 million for maintenance of business.

- Completed the special portability option program. Elections under the program were finalized by June 30, 2013, and lump-sum payments were distributed to members exiting the plan in July.

2. **Optimizing brands, customer base and sales reach**

Shifting our production mix to higher value grades, capturing a bigger share of the market, penetrating new markets and diversifying our product mix to manage fluctuations in demand to ensure that we remain competitive in a challenging marketplace.

Product Mix

KEY OBJECTIVES

- Increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the West.

KEY PERFORMANCE INDICATORS

- Key metrics include average sales revenue per tonne. Further details on 2013 results are provided in section 4, *Consolidated results – annual,* section 5, *Segmented results – annual,* and section 6, *Consolidated and segmented results – quarterly.*

Average Sales Revenue per Tonne – Consolidated
($/tonne)



	2011	2012	2013
CDN$	799	755	766
US$	807	756	744

Excludes Snowflake's results

ACHIEVEMENTS

- Officially launched and grew sales of Ascent, the newest addition to our coated product line. Ascent is a coated three paper, the highest value grade we now produce.

- Continued to penetrate the highest range of the machine-finished high bright market segment with Electrastar Max, our highest bright, highest value uncoated grade.

- Retained customers as they moved from one grade to another. Our western location and broad product line allow customers to make the best choices for their business without the risk of changing paper suppliers.

Market Position

KEY OBJECTIVE

- Gain market share and expand sales reach into new markets with new products.

- Expand geographic reach of Catalyst Paper into emerging world markets of Latin America and Asia.

KEY PERFORMANCE INDICATORS

- Key metrics include total sales tonnes. Further details on 2013 results are provided in section 4, *Consolidated results – annual*, section 5, *Segmented results – annual*, and section 6, *Consolidated and segmented results – quarterly*.

Total Sales Tonnes
(tonnes 000s)



	2011	2012	2013
■ Newsprint	205	264	283
□ Specialties	838	813	762
▨ Pulp	308	325	328

Excludes Snowflake's results

ACHIEVEMENTS

- Launched Marathon Lite and increased worldwide sales to a third of our current newsprint sales.

- Introduced and converted a growing number of customers to Electrabrite Ultra-Lite, a lighter basis weight, more economical alternative to traditional high bright papers.

- Increased coated market share on the strength of our highest value coated grades, Pacificote and Ascent.

- Grew market share in Latin America in each quarter of 2013.

3. **Corporate Social Responsibility**

Corporate social responsibility is a core value. We are focused on improving workplace safety, promoting better communication with employees and following conservation practices that reduce our environmental impact.

KEY OBJECTIVE

- Significantly improve safety results reducing medical incidents by 50% and lost time injuries by 41% to achieve 2nd quartile or better industry ranking.

- Establish Catalyst Paper as an employer-of-choice, and further strengthen linkages with training institutions and other recruitment-supporting initiatives.

- Continue to seek competitive business conditions in B.C. including reductions in hydro and taxation rates and work with municipalities to achieve joint cost-saving service and infrastructure agreements.

KEY PERFORMANCE INDICATORS

Key metrics to measure social responsibility include:

- Medical incident rate (MIR) which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency (LTI) which is the number of lost-time injuries per 200,000 hours worked.

- Level of municipal and provincial property taxes levied in respect of our operations.

- Level of BC Hydro electricity rates levied in respect of our operations.

Safety
(Per 200,000 hours worked)


4.4
3.3
2.2
1.1
0

	2011	2012	2013
MIR (Target 2.18)	4.20	4.04	**3.84**
LTI (Target 1.12)	1.79	1.77	**1.39**

ACHIEVEMENTS

- There was an improvement in safety in 2013 compared to the prior year. However, safety results still fell short of our targets.
- Expanded employee engagement process with leadership workshops for supervisors, recruitment process review, and completion and examination of the results of a baseline survey of new employees.
- Implemented a new pre-employment assessment process for hourly new hires.

B.C. Property Taxes
(in millions of dollars)


20
15
10
5
0

	2011	2012	2013
Provincial	2.9	2.4	**2.3**
Other	0.9	0.2	**0.2**
Powell River	2.3	2.3	**2.3**
Port Alberni	4.2	3.8	**3.8**
Crofton	5.8	3.3	**3.4**
Elk Falls	2.2	0.2	**0.1**

- Class 4 municipal tax rates levied in 2013 were in line with the lower rates implemented in 2012.
- Completed the sale of wastewater treatment facility to City of Port Alberni for proceeds of $5.8 million; agreement being finalized with City of Powell River to transfer our interest in PRSC Land Development Ltd. for approximately $3.0 million.

Annual Power Costs
(in millions of dollars)



	2011	2012	2013
Crofton	45	48	50
Port Alberni	30	33	34
Powell River	40	50	57

- Electric power cost increased significantly in the year due to the reinstitution of PST and rate increases by BC Hydro.

Conservation Practices and Processes

KEY OBJECTIVES

- Work with community stakeholders to identify and implement sustainable watershed management solutions.

- Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

- Support revision of the B.C. Forest Stewardship Council standard to achieve increased access to FSC fibre.

ACHIEVEMENTS

- Assessment underway of new BC Water Sustainability Act proposed for legislative introduction in Spring 2014.

- Completed assessment of our current sustainability disclosure against Global Reporting Initiative guidelines.

- Industry working group formed to review B.C. Forest Stewardship Council standard, implementation challenges and opportunities for streamlining. Actively engaged with other forest sector stakeholders to identify and prioritize key aspects for revision.

Our 2013 Sustainability Report provides a comprehensive overview of our conservation practices and processes.

See section 20 for details of our key priorities for 2014.

4.   CONSOLIDATED RESULTS - ANNUAL

CONSOLIDATED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012

Sales

Sales decreased by $6.8 million in 2013 due to lower transaction prices for all paper segments, and lower sales volumes for all specialty grades, partially offset by the positive impact of a weaker Canadian dollar, higher sales volumes and transaction prices for pulp, and increases sales volumes for newsprint.

Adjusted EBITDA and Adjusted EBITDA before Restructuring Costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of dollars)	Adjusted EBITDA [1,2]		Adjusted EBITDA before restructuring costs [1,2]	
2012	$	**55.4**	$	**60.7**
Paper prices		(18.1)		(18.1)
Pulp prices		10.7		10.7
Impact of Canadian dollar		21.1		21.1
Volume and mix		(4.7)		(4.7)
Furnish mix and costs		3.5		3.5
Power and fuel costs		(13.8)		(13.8)
Labour costs		(0.9)		(0.9)
Maintenance costs		(5.4)		(5.4)
Lower of cost or market impact on inventory, net of inventory change		(3.9)		(3.9)
Selling, general and administrative costs		0.9		0.9
Restructuring costs		4.1		–
De-recognition of interest in PREI		(8.9)		(8.9)
Power generation		1.6		1.6
Other, net		4.5		4.5
2013	$	**46.1**	$	**47.3**

1   Refer to section 12, *Non-GAAP measures,* for further details.

2   Numbers exclude the Snowflake mill's results which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Operating Earnings (Loss)

Operating earnings decreased by $106.9 million due to an impairment charge in the current year of $86.9 million, lower adjusted EBITDA of $9.3 million and higher depreciation and amortization expense of $10.7 million.

Net Earnings (loss) Attributable to the Company

Net earnings attributable to the company decreased by $710.8 million. Net earnings for the current year included an after-tax operating loss of $87.8 million, an after-tax foreign exchange loss on the translation of U.S. dollar debt of $18.8 million, and after-tax interest expense of $37.5 million, partially offset by an after-tax settlement gain of $2.6 million related to the special pension portability election, and a net gain after tax on the sale of non-core assets including the Snowflake mill, our interest in PREI, the Elk Falls site and two parcels of poplar land of $12.3 million. Net earnings for the prior year included after-tax operating earnings of $19.1 million, a net after-tax reorganization credit of $663.7 million, and an after-tax foreign exchange gain on the translation of U.S. dollar debt of $20.8 million, partially offset by after-tax interest expense of $71.0 million, an after-tax fair value adjustment to non-controlling interest of $41.2 million, and impairment and other closure costs incurred on the discontinued Snowflake mill of $19.7 million.

The following table reconciles 2013 net earnings (loss) attributable to the company to 2012:

(In millions of dollars)	Pre-tax		After-tax	
2012 net earnings (loss) attributable to the company	$	**582.3**	$	**583.2**
Lower adjusted EBITDA before restructuring costs		(13.4)		(13.4)
Lower restructuring costs		4.1		4.1
Higher depreciation and amortization expense		(10.7)		(10.7)
Impairment charge in 2013		(86.9)		(86.9)
Change in foreign exchange gain (loss) on long-term debt		(39.6)		(39.6)
Change in reorganization items, net		(664.9)		(664.9)
Higher other income, net		17.4		17.4
Lower interest expense		34.5		33.5
Change in discontinued operations earnings (loss)		19.6		19.6
Change in net earnings (loss) attributable to non-controlling interest		30.1		30.1
2013 net earnings (loss) attributable to the company	$	**(127.5)**	$	**(127.6)**

5.   SEGMENTED RESULTS - ANNUAL

SPECIALTY PRINTING PAPERS

(In millions of dollars, except where otherwise stated)	2013	2012 [2]	2011 [2]
Sales	$ 635.1	$ 675.6	$ 690.4
Operating earnings (loss)	(102.3)	20.5	(565.1)
Depreciation and amortization	40.4	30.1	81.3
Adjusted EBITDA[1]	25.0	50.6	23.4
– before restructuring costs[1]	25.6	53.5	27.4
Adjusted EBITDA margin[1]	3.9%	7.5%	3.4%
– before restructuring costs[1]	4.0%	7.9%	4.0%
(In thousands of tonnes)			
Sales	762.0	812.6	837.5
Production	770.9	805.5	842.0

1   Refer to section 12, *Non-GAAP measures*.

2   Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Specialty Printing Papers Benchmark Price Trend
Average delivered to U.S. benchmark transaction price (US$/short ton)
(Source: RISI)



	2011				2012				2013			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Lightweight Coated Paper, 40 lb.	870	900	923	905	875	845	857	898	887	860	868	842
SC-A, 35 lb.	820	830	848	845	835	835	835	835	795	795	830	825
Telephone Directory Paper, 22.1 lb.	730	730	740	740	770	770	770	770	750	750	750	750

Segment Overview

North American demand for coated mechanical decreased 6.6% for the year due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. LWC inventories increased in the current year. The average benchmark price for LWC decreased to US$864 per short ton from US$869 per short ton in 2012.

North American uncoated mechanical demand (high-gloss and standard grades) increased 5.5% due to strong demand for high-gloss grades as customers sought lower cost alternatives to coated mechanical. Inventories for uncoated mechanical increased compared to 2012. Average benchmark prices for super-calendered A grade (SC-A) declined 2.9% to US$811 per short ton compared to the prior year. The SC-A benchmark price declined in the first half of 2013 before stronger market conditions pushed prices higher for the balance of the year. We implemented a US$50 per short ton price increase on our SC-A paper in the third and fourth quarter.

North American directory demand decreased 13.8% in 2013 from the prior year due to reduced publication of white pages, smaller book sizes, lower circulation, and the continued migration from printed directory books to the Internet.

At US$750 per short ton, the average directory benchmark price for the current year decreased by 2.6% compared to the prior year. The majority of our directory pricing was largely fixed for the year based on 2013 contract pricing.

Operational Performance

The following chart summarizes the operating performance of our specialty printing papers segment:

Specialty Printing Papers Trend



($/tonne)												(% curtailed)
	2011				**2012**				**2013**			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
■ Curtailment % of capacity	0%	0%	0%	0%	2%	0%	0%	5%	0%	0%	0%	0%
◉ Average sales revenue	813	800	824	855	839	835	825	828	831	823	834	847
○ Average delivered cash costs*	760	848	768	812	787	769	753	769	789	827	801	785
● Average delivered cash costs before specific items*	760	848	768	794	772	769	752	769	789	827	801	782

* Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2013 specialty printing papers product-grade distribution, based on sales volume, is depicted in the chart below:

The 2013 specialty printing papers geographic sales distribution, based on sales volume, is depicted in the chart below:

Product Sales Distribution
(% tonnes)



Geographic Sales Distribution
(% tonnes)



- Sales volume decreased by 50,600 tonnes. Sales volumes were down mostly due to converting directory to newsprint at our Crofton mill.

- Average sales revenue per tonne increased $2 per tonne due to the positive impact of a weaker Canadian dollar, mostly offset by lower average transaction prices for all specialty grades.

- Average delivered cash costs increased $32 per tonne mostly due to increased spending on maintenance and indirect material and services, as well as cost increases in coating, electric power and operating supplies, partially offset by lower restructuring costs.

NEWSPRINT

(In millions of dollars, except where otherwise stated)	2013	2012 [2]	2011 [2]
Sales	$ 192.3	$ 178.1	$ 141.3
Operating earnings (loss)	8.4	14.1	(69.2)
Depreciation and amortization	5.1	4.1	9.1
Adjusted EBITDA [1]	13.5	18.2	11.0
- before restructuring costs [1]	13.9	19.0	11.8
Adjusted EBITDA margin [1]	7.0%	10.2%	7.8%
- before restructuring costs [1]	7.2%	10.7%	8.4%
(In thousands of tonnes)			
Sales	283.3	264.0	205.2
Production	288.5	265.1	208.1

1   Refer to section 12, *Non-GAAP measures*.

2   Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Standard Newsprint Price Trend
Average delivered to U.S. West Coast benchmark transaction price (US$/tonne)
(Source: RISI)



Segment Overview

North American newsprint shipments were down by 9.4% in 2013 mostly due to lower newspaper print advertising and declining circulation. Strong exports in the year, especially to Asia, partly compensated for weak domestic demand. Newsprint inventories remained flat for the year compared to 2012 levels.

The average North American newsprint benchmark price decreased 2.8% to US$598 per metric tonne compared to the previous year. On September 1, 2013, we implemented a US$15 per tonne price increase on our US customer accounts.

The Crofton No. 1 paper machine, originally curtailed in January 2010, remained indefinitely curtailed throughout 2013, resulting in 140,000 tonnes of curtailment on an annualized basis.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

Newsprint Trend



		2011				2012				2013		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Curtailment % of capacity	23%	24%	26%	26%	0%	0%	0%	0%	0%	0%	0%	0%
Average sales revenue	683	671	701	701	692	670	672	666	672	681	671	690
Average delivered cash costs*	618	634	649	641	627	577	613	608	643	637	633	611
Average delivered cash costs before specific items*	618	634	649	623	615	577	613	608	643	636	633	608

* Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2013 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below:

Geographic Sales Distribution
(% tonnes)



- Sales volume increased by 19,300 tonnes primarily due to increased newsprint production which partly offset lower directory production.

- Average sales revenue increased $4 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

- Average delivered cash costs increased $24 per tonne mostly due to increases in maintenance, indirect material and services, operating supplies and electric power cost.

PULP

(In millions of dollars, except where otherwise stated)	2013	2012 [2]	2011 [2]
Sales	$ 224.0	$ 204.5	$ 248.0
Operating earnings (loss)	6.1	(15.5)	(70.2)
Depreciation and amortization	1.5	2.1	15.1
Adjusted EBITDA[1]	7.6	(13.4)	28.4
– before restructuring costs[1]	7.8	(11.8)	29.5
Adjusted EBITDA margin[1]	3.4%	(6.6%)	11.5%
– before restructuring costs[1]	3.5%	(5.8%)	11.9%
(In thousands of tonnes)			
Sales	328.0	324.8	308.5
Production	323.2	318.0	315.0

1 Refer to section 12, *Non-GAAP measures.*

2 Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Northern Bleached Softwood Kraft Price Trend
Average delivered to China benchmark transaction price (US$/tonne)
(Source: RISI)



	2011				2012				2013			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	863	920	840	713	687	690	630	662	678	700	685	737

Segment Overview

Global shipments of NBSK pulp increased by 2.3% in 2013 compared to prior year shipments fueled by improved demand in Asia and North America. The average NBSK benchmark price for China increased by 4.9% to US$700 per tonne compared to the prior year. We implemented price increases in China of US$20 per tonne in September, US$30 per tonne in October, and US$20 per tonne in November.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

Pulp Trend



($/tonne)												(% curtailed)
	2011				**2012**				**2013**			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
■ Curtailment % of capacity	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
◉ Average sales revenue	801	834	819	746	649	661	602	604	634	677	687	733
○ Average delivered cash costs*	737	654	653	841	613	695	664	725	616	715	602	713
◉ Average delivered cash costs before specific items*	737	654	653	823	596	695	664	725	616	715	602	710

* Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The primary market for our market pulp is Asia. The 2013 pulp geographic sales distribution, based on sales volume, is depicted in the chart below:

Geographic Sales Distribution
(% tonnes)



100%

● ASIA & AUSTRALASIA

- Sales volume increased by 3,200 tonnes due to better production in the current year.

- Average sales revenue increased by $53 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.

- Average delivered cash costs decreased by $9 per tonne due to a reduction in the cost of fibre and chemicals and lower restructuring costs.

6.   CONSOLIDATED AND SEGMENTED RESULTS - QUARTERLY

SELECTED QUARTERLY FINANCIAL INFORMATION

(In millions of dollars, except where otherwise stated)	2013					2012				
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales [2]	$ 1,051.4 $	272.1 $	268.8 $	263.4 $	247.1	$ 1,058.2 $	260.5 $	265.7 $	264.8 $	267.2
Operating earnings (loss)[2]	(87.8)	(79.5)	4.9	(12.0)	(1.2)	19.1	(5.7)	5.9	9.3	9.6
Depreciation and amortization [2]	47.0	11.7	11.5	11.4	12.4	36.3	12.9	7.9	7.7	7.8
Adjusted EBITDA[1][2]	46.1	19.1	16.4	(0.6)	11.2	55.4	7.2	13.8	17.0	17.4
– before restructuring costs[1,2]	47.3	20.2	16.4	(0.5)	11.2	60.7	7.2	14.0	16.9	22.6
Net earnings (loss) attributable to the company	(127.6)	(95.0)	5.2	(28.0)	(9.8)	583.2	(35.2)	655.7	(11.7)	(25.6)
– before specific items[1]	(31.5)	1.7	(3.5)	(18.1)	(11.6)	(37.8)	(15.7)	(7.5)	(5.0)	(9.6)
Adjusted EBITDA margin[1,2]	4.4%	7.0%	6.1%	(0.2%)	4.5%	5.2%	2.8%	5.2%	6.4%	6.5%
– before restructuring costs[1][2]	4.5%	7.4%	6.1%	(0.2%)	4.5%	5.7%	2.8%	5.3%	6.4%	8.5%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)										
– basic and diluted from continuing operations[3]	$ (9.01) $	(6.55) $	0.36 $	(1.93) $	(0.89)	$ 41.65 $	(1.55) $	1.73 $	(0.03) $	(0.07)
– basic and diluted from discontinued operations[3]	0.21	–	–	–	0.21	(1.15)	(0.89)	(0.01)	0.00	0.00
– before specific items[1,3]	(2.17)	0.12	(0.24)	(1.25)	(0.80)	(2.62)	(1.09)	(0.02)	(0.01)	(0.03)
(In thousands of tonnes)										
Sales (000 tonnes)										
Specialty printing papers[2]	762.0	188.8	197.4	195.8	180.0	812.6	207.4	207.6	202.9	194.7
Newsprint[2]	283.3	75.3	66.1	72.6	69.3	264.0	66.2	67.8	67.0	63.0
Total paper[2]	1,045.3	264.1	263.5	268.4	249.3	1,076.6	273.6	275.4	269.9	257.7
Pulp[2]	328.0	82.4	87.1	78.2	80.3	324.8	74.0	81.2	76.5	93.1
Total sales[2]	1,373.3	346.5	350.6	346.6	329.6	1,401.4	347.6	356.6	346.4	350.8
Production (000 tonnes)										
Specialty printing papers[2]	770.9	193.1	197.4	195.1	185.3	805.5	192.8	206.5	206.3	199.9
Newsprint[2]	288.5	78.0	70.1	68.9	71.5	265.1	65.3	67.3	68.4	64.1
Total paper[2]	1,059.4	271.1	267.5	264.0	256.8	1,070.6	258.1	273.8	274.7	264.0
Pulp[2]	323.2	79.1	90.1	74.5	79.5	318.0	75.2	79.6	77.7	85.5
Total production[2]	1,382.6	350.2	357.6	338.5	336.3	1,388.6	333.3	353.4	352.4	349.5
Common shares (millions)										
At period-end	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.4	381.9	381.9
Weighted average	14.5	14.5	14.5	14.5	14.5	14.4	14.4	381.9	381.9	381.9

1 Refer to section 12, *Non-GAAP measures.*

2 Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

3 Earnings per share data for periods ending on and subsequent to September 30, 2012 were based on our weighted average common shares issues pursuant to our reorganization under CCAA. Earnings per share data for periods prior to September 30, 2012 were based on our weighted average common shares outstanding prior to emergence from the CCAA proceedings. These shares were cancelled on September 13, 2012

SUMMARY OF SELECTED SEGMENTED QUARTERLY FINANCIAL INFORMATION

(In millions of dollars, except where otherwise stated)	2013					2012				
	Total	Q4 [3]	Q3 [3]	Q2 [3]	Q1 [3]	Total [3]	Q4 [3]	Q3 [3]	Q2 [3]	Q1 [3]
Specialty printing papers										
Sales	$ 635.1	$ 159.8	$ 164.6	$ 161.1	$ 149.6	$ 675.6	$ 171.8	$ 171.2	$ 169.4	$ 163.2
Operating earnings (loss)	(102.3)	(85.3)	(3.4)	(10.7)	(2.9)	20.5	1.2	8.5	7.2	3.6
Depreciation and amortization	40.4	10.0	9.9	9.9	10.6	30.1	11.2	6.4	6.2	6.3
Adjusted EBITDA[1]	25.0	11.6	6.5	(0.8)	7.7	50.6	12.4	14.9	13.4	9.9
– before restructuring costs[1]	25.6	12.2	6.5	(0.8)	7.7	53.5	12.4	15.1	13.3	12.7
Adjusted EBITDA margin[1]	3.9%	7.3%	3.9%	(0.5%)	5.1%	7.5%	7.2%	8.7%	7.9%	6.1%
– before restructuring costs[1]	4.0%	7.6%	3.9%	(0.5%)	5.1%	7.9%	7.2%	8.8%	7.9%	7.8%
Sales (000 tonnes)	762.0	188.8	197.4	195.8	180.0	812.6	207.4	207.6	202.9	194.7
Production (000 tonnes)	770.9	193.1	197.4	195.1	185.3	805.5	192.8	206.5	206.3	199.9
Curtailment (000 tonnes)[2]	–	–	–	–	–	17.6	12.1	–	–	5.5
Newsprint										
Sales	$ 192.3	$ 52.0	$ 44.3	$ 49.4	$ 46.6	$ 178.1	$ 44.0	$ 45.6	$ 44.9	$ 43.6
Operating earnings (loss)	8.4	4.4	1.4	1.9	0.7	14.1	2.4	3.1	5.4	3.2
Depreciation and amortization	5.1	1.4	1.1	1.2	1.4	4.1	1.4	0.9	0.8	1.0
Adjusted EBITDA[1]	13.5	5.8	2.5	3.1	2.1	18.2	3.8	4.0	6.2	4.2
– before restructuring costs[1]	13.9	6.1	2.5	3.2	2.1	19.0	3.8	4.0	6.2	5.0
Adjusted EBITDA margin[1]	7.0%	11.2%	5.6%	6.3%	4.5%	10.2%	8.6%	8.8%	13.8%	9.6%
– before restructuring costs[1]	7.2%	11.7%	5.6%	6.5%	4.5%	10.7%	8.6%	8.8%	13.8%	11.5%
Sales (000 tonnes)	283.3	75.3	66.1	72.6	69.3	264.0	66.2	67.8	67.0	63.0
Production (000 tonnes)	288.5	78.0	70.1	68.9	71.5	265.1	65.3	67.3	68.4	64.1
Curtailment (000 tonnes)[2]	–	–	–	–	–	–	–	–	–	–
Pulp										
Sales	$ 224.0	$ 60.3	$ 59.9	$ 52.9	$ 50.9	$ 204.5	$ 44.7	$ 48.9	$ 50.5	$ 60.4
Operating earnings (loss)	6.1	1.4	6.9	(3.2)	1.0	(15.5)	(9.3)	(5.7)	(3.3)	2.8
Depreciation and amortization	1.5	0.3	0.5	0.3	0.4	2.1	0.3	0.6	0.7	0.5
Adjusted EBITDA[1]	7.6	1.7	7.4	(2.9)	1.4	(13.4)	(9.0)	(5.1)	(2.6)	3.3
– before restructuring costs[1]	7.8	1.9	7.4	(2.9)	1.4	(11.8)	(9.0)	(5.1)	(2.6)	4.9
Adjusted EBITDA margin[1]	3.4%	2.8%	12.4%	(5.5%)	2.8%	(6.6%)	(20.1%)	(10.4%)	(5.1%)	5.5%
– before restructuring costs[1]	3.5%	3.2%	12.4%	(5.5%)	2.8%	(5.8%)	(20.1%)	(10.4%)	(5.1%)	8.1%
Sales (000 tonnes)	328.0	82.4	87.1	78.2	80.3	324.8	74.0	81.2	76.5	93.1
Production (000 tonnes)	323.2	79.1	90.1	74.5	79.5	318.0	75.2	79.6	77.7	85.5
Curtailment (000 tonnes)[2]	–	–	–	–	–	–	–	–	–	–

1 Refer to section 12, *Non-GAAP measures*.

2 Curtailment consists of downtime related to market demand.

3 Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Fourth Quarter Overview

North American paper demand was down in the fourth quarter year-over-year for all segments except uncoated mechanical. Global pulp shipments in the fourth quarter increased compared to Q4 2012. Benchmark prices declined quarter-over-quarter for uncoated mechanical by 0.6% to US$825 per short ton and for LWC by 3.0% to US$842 per short ton while remaining flat for directory paper at US$750 per short ton. For newsprint, benchmark prices increased 1.7% to US$605 per tonne. Benchmark prices for pulp increased significantly in the fourth quarter to US$737 per tonne from US$685 per tonne in Q3.

Operating earnings for the quarter increased due to the positive impact of a weaker Canadian dollar, an increase in pulp and paper transaction prices, higher sales volumes for newsprint, and increased sale of electric power generated by our steam turbine generator located at the Powell River mill. This was partly offset by higher maintenance cost and lower sales volumes for our specialty paper grades and pulp. Maintenance costs were higher in the quarter due to a major maintenance outage on our recovery boiler at Crofton. In December, we sold two parcels of our remaining poplar plantation land.

We recorded a net loss attributable to the company of $95.0 million and net earnings attributable to the company before specific items of $1.7 million in Q4. This compared to net earnings attributable to the company of $5.2 million and a net loss attributable to the company before specific items of $3.5 million, respectively, in Q3. Specific items in Q4 included an impairment charge on goodwill and fixed assets, restructuring costs and a foreign exchange loss on the translation of U.S. dollar denominated debt. Significant specific items in the prior quarter included a gain on the partial settlement of our Salaried Plan under the special portability election option, and a foreign exchange gain on the translation of U.S. dollar denominated debt.

Adjusted EBITDA increased to $19.1 million from $16.4 million in the prior quarter and adjusted EBITDA before restructuring costs was $20.2 million in Q4 compared to $16.4 million for Q3. Refer to section 12, *Non-GAAP measures,* for additional information on specific items in the reported financial results.

CONSOLIDATED RESULTS OF OPERATIONS

Sales

Q4 2013 vs. Q3 2013

Sales revenues increased 1.2% due to the positive impact of a weaker Canadian dollar, higher average transaction prices for pulp and all paper segments excluding directory, and increased sales volumes for newsprint, partially offset by lower sales volumes for specialty paper and pulp, and slightly lower average transaction prices for directory paper.

Q4 2013 vs. Q4 2012

Sales revenues increased by 4.5% due to the positive impact of a weaker Canadian dollar, higher average transaction prices for newsprint and pulp, and increased sales volumes for newsprint, uncoated mechanical and pulp, partially offset by lower average transaction prices for all specialty paper segments and lower sales volumes for directory and LWC.

Adjusted EBITDA and adjusted EBITDA before Restructuring Costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of dollars)	Q3 2013		Q4 2012	
Adjusted EBITDA in comparative period [1]	$	16.4	$	7.2
Specific items: restructuring costs		–		–
Adjusted EBITDA before restructuring costs in comparative period [1]		16.4		7.2
Paper prices		2.2		(4.4)
Pulp prices		3.0		7.1
Impact of Canadian dollar		2.3		10.2
Volume and mix		(2.1)		2.6
Furnish mix and costs		(0.9)		(3.0)
Power and fuel costs		(2.1)		(2.5)
Labour costs		(1.4)		(1.7)
Maintenance costs		(2.0)		5.0
Lower of cost or market impact on inventory, net of inventory change		(0.3)		(1.2)
Selling, general and administrative		0.8		0.3
De-recognition of interest in PREI		–		(2.6)
Power generation		3.7		1.7
Other, net		0.6		1.5
Adjusted EBITDA before restructuring costs in Q4 2013 [1]		20.2		20.2
Specific items: restructuring costs		(1.1)		(1.1)
Adjusted EBITDA in Q4 2013 [1]	$	19.1	$	19.1

1 Refer to section 12, *Non-GAAP measures*.

2 Numbers exclude the Snowflake mill's results which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Operating Earnings (Loss)

Q4 2013 vs. Q3 2013

Operating earnings decreased by $84.4 million due to an impairment charge of $86.9 million in the current quarter and increased depreciation of $0.2 million, partially offset by an increase in adjusted EBITDA of $2.7 million.

Q4 2013 vs. Q4 2012

Operating earnings decreased by $73.8 million due to an impairment charge of $86.9 million in Q4, partially offset by an increase in adjusted EBITDA of $11.9 million and reduced depreciation of $1.2 million.

Net Earnings (Loss) Attributable to the Company

Q4 2013 vs. Q3 2013

Net earnings attributable to the company decreased $100.2 million primarily due to reduced after-tax operating earnings of $84.4 million, an after-tax foreign exchange loss on the translation of U.S. dollar debt of $9.4 million compared to an after-tax foreign exchange gain of $6.1 million for the prior quarter, and an after-tax settlement gain of $2.6 million in Q3 2013 related to the special pension portability election.

Q4 2013 vs. Q4 2012

Net earnings attributable to the company decreased by $59.8 million primarily due to decreased after-tax operating earnings of $73.8 million and an increase in after-tax foreign exchange loss on the translation of U.S. dollar debt of $6.2 million, partially offset by a decrease in after-tax interest expense of $2.7 million, an increase in other income after tax of $2.9 million, an after-tax loss from discontinued operations incurred in Q4 2012 of $12.9 million and after-tax reorganization expense incurred in Q4 2012 of $3.2 million.

Operational performance – Specialty Printing Papers

Q4 2013 vs. Q3 2013

- Sales volume decreased by 8,600 tonnes due to reduced production and sales of directory, as well as lower LWC sales reflecting weaker market conditions in the quarter. Sales volumes of uncoated mechanical paper remained flat.

- Average sales revenue increased $13 per tonne, reflecting the positive impact of a weaker Canadian dollar and an increase in average transaction prices for uncoated mechanical and LWC, partially offset by lower average transaction prices for directory paper.

- Average delivered cash costs decreased by $16 per tonne primarily due to increased power sales and reductions in chemicals and electric power costs. This was partly offset by increased steam fuel costs and the incurrence of restructuring costs in the quarter.

Q4 2013 vs. Q4 2012

- Sales volume decreased by 18,600 tonnes due to lower sales volumes for directory and LWC, partially offset by slightly higher sales volumes for uncoated mechanical.

- Average sales revenue increased $19 per tonne reflecting the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices for all specialty paper grades.

- Average delivered cash costs increased $16 per tonne primarily due to higher fibre and electric power cost and the incurrence of restructuring costs in the quarter, partially offset by reduced maintenance spending.

Operational performance – Newsprint

Q4 2013 vs. Q3 2013

- Sales volumes increased by 9,200 tonnes in line with increased production in the quarter.

- Average sales revenue increased $19 per tonne compared to Q3 due to higher average transaction prices and favourable exchange rate movement.

- Average delivered cash costs decreased $22 per tonne mostly due to lower maintenance costs, partially offset by increased fibre cost and the incurrence of restructuring costs in the quarter. Maintenance costs in the prior quarter included a maintenance outage on the power boiler at Crofton.

Q4 2013 vs. Q4 2012

- Sales volumes increased by 9,100 tonnes due to increased newsprint production which partly offset lower directory production.

- Average sales revenue increased $24 per tonne due to slightly higher average transaction prices and the positive impact of a weaker Canadian dollar.

- Average delivered cash costs increased $3 per tonne primarily due to higher fibre and electric power cost, and the incurrence of restructuring costs in the quarter, partially offset by lower chemicals, steam fuel and maintenance cost.

Operational performance – Pulp

Q4 2013 vs. Q3 2013

- Sales volume decreased by 4,700 tonnes in the fourth quarter. Pulp production was significantly lower in the quarter due to production downtime related to a major maintenance outage on our recovery boiler at Crofton.

- Average sales revenue increased by $46 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.

- Average delivered cash costs increased $111 per tonne mostly due to production downtime and increased maintenance and labour spending related to the maintenance shut on our recovery boiler, and increased cost of chemicals and steam fuel.

Q4 2013 vs. Q4 2012

- Sales volume increased by 8,400 tonnes due to strong market conditions in the quarter.

- Average sales revenue increased $129 per tonne due to significantly higher average transaction prices and the positive impact of a weaker Canadian dollar.

- Average delivered cash costs decreased by $12 per tonne mostly due to reduced maintenance spending and lower cost of chemicals, partially offset by increased fibre cost.

7.   FINANCIAL CONDITION

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2013 and December 31, 2012:

(In millions of dollars)	**2013**	2012	Variance	Comments
Working capital	$ **153.6**	$ 151.4	$ 2.2	Increase reflects a $15.2 million increase to inventory and a $2.5 million increase in accounts receivable, partially offset by a $4.5 million decrease in cash and cash equivalents, a $4.4 million decrease in prepaids, a $0.7 million reduction in restricted cash, and a $5.9 million increase in accounts payable and other accrued liabilities. Inventories increased due to an increase in operating supplies and the buildup of finished goods on our paper products due to seasonally slower year-end sales falling short of production. The increase in accounts payable mostly reflects an increase in trade payables due, in part, to improved trade terms.
Assets held for sale	**5.7**	34.3	(28.6)	Decrease due to the sale of Elk Falls, Snowflake, two parcels of poplar land, and the Port Alberni wastewater lagoon. Remaining assets held for sale consist of poplar land, the mortgage receivable from PRSC Limited Partnership and our interest in PRSC Land Development Ltd.
Property, plant and equipment	**412.2**	611.6	(199.4)	Decrease mainly due to the de-recognition of the property, plant and equipment of PREI due to the sale of our interest in PREI, an impairment charge on the fixed assets of the Port Alberni and Powell River mills, and the impact of depreciation exceeding capital spending for the year.
Goodwill	**–**	56.7	(56.7)	Goodwill was fully impaired in the year.
Other assets	**8.9**	11.0	(2.1)	Decrease mainly due to amortization recognized on deferred financing cost related to our debt.
Liabilities associated with assets held for sale	**–**	15.2	(15.2)	The liability was settled due to the sale of the Snowflake mill. The mill's accounts payable and other liabilities had been classified as held for sale up to the date of disposal.
Total debt	**303.8**	428.6	(124.8)	Decrease mainly due to the de-recognition of non-recourse debt on the sale of our interest in PREI, as well as the purchase of a portion of our Exit Notes.
Employee future benefits	**254.9**	289.7	(34.8)	Decrease reflects an actuarial gain recognized on our pension plans that included a settlement credit related to the partial settlement of the Salaried Plan under the special portability election option, as well as the fact that cash contributions to fund employee future benefits exceeded related expenses recognized for the year.
Other long-term obligations	**8.8**	8.9	(0.1)	Slight decrease due to progress made on an environmental remediation project resulting in a reduction to the related liability.

8. LIQUIDITY AND CAPITAL RESOURCES

SELECTED ANNUAL FINANCIAL INFORMATION

(In millions of dollars, except where otherwise stated)	2013	2012	2011
Cash flows provided (used) by operations before changes in non-cash working capital	$ 7.3	$ (32.0)	$ (51.5)
Changes in non-cash working capital	(14.8)	40.1	(20.0)
Cash flows provided (used) by:			
Operations	(7.5)	8.1	(71.5)
Investing activities	31.4	(9.6)	(17.7)
Financing activities	(30.3)	(5.1)	18.9
Capital spending	23.4	22.6	19.7
Depreciation and amortization	47.0	36.3	112.4
Impairment and other closure costs	86.9	11.5	823.6
Capital spending as % of depreciation and amortization	50%	62%	18%
Net debt to net capitalization at period-end[1]	96%	78%	366%

1 Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders' equity attributable to the company and total debt less cash).

SELECTED QUARTERLY FINANCIAL INFORMATION

(In millions of dollars, except where otherwise stated)	2013					2012				
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash flows provided (used) by operations before changes in non-cash working capital	$ 7.3	$ 11.9	$ 6.1	$ (8.5)	$ (2.2)	$ (32.0)	$ (12.8)	$ (15.8)	$ (3.2)	$ (0.2)
Changes in non-cash working capital	(14.8)	(8.2)	(19.1)	11.5	1.0	40.1	64.9	(5.3)	(5.0)	(14.5)
Cash flows provided (used) by:										
Operations	(7.5)	3.7	(13.0)	3.0	(1.2)	8.1	52.1	(21.1)	(8.2)	(14.7)
Investing activities	31.4	(4.0)	(0.7)	19.7	16.4	(9.6)	(6.2)	(0.6)	14.2	(17.0)
Financing activities	(30.3)	(1.4)	11.5	(20.8)	(19.6)	(5.1)	(40.0)	16.5	(7.5)	25.9
Capital spending	23.4	3.7	5.3	8.5	5.9	22.6	10.4	7.3	3.0	1.9
Depreciation and amortization	47.0	11.7	11.5	11.4	12.4	36.3	12.9	7.9	7.6	7.9
Impairment	86.9	86.9	–	–	–	11.5	8.2	3.3	–	–
Capital spending as % of depreciation and amortization	50%	32%	46%	75%	48%	62%	81%	92%	39%	24%
Net debt to net capitalization at period-end[1]	96%	96%	74%	78%	73%	78%	78%	76%	417%	375%

1 Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders' equity attributable to the company and total debt less cash).

Our principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as interest and principal payments on debt. We anticipate that future operating cash requirements can be funded through internally generated cash flows from operations and advances under our ABL Facility. Additional details are provided in "*Capital resources*" and in "*Debt*" below.

Operating activities

Cash flows from operating activities in 2013 decreased $15.6 million compared to 2012 due to an increase in working capital requirements, interest paid, and a decrease in adjusted EBITDA, partially offset by a reduction in net operating cash used by discontinued operations and reduced reorganization costs paid under the CCAA proceedings. The $14.8 million change in non-cash working capital in the current year consisted of an increase in accounts receivable of $2.7 million, an increase in inventories of $14.7 million, and a decrease in accounts payable and accrued liabilities of $1.0 million, partially offset by a reduction in prepaids of $3.6 million.

Investing activities

Cash provided by investing activities increased by $41.0 million compared to the previous year. The increase was largely due to proceeds from the sale of non-core assets of $51.4 million, partially offset by reduced proceeds from the sale of property, plant and equipment of $11.5 million compared to the prior year. Non-core assets sold in 2013 included Elk Falls, Snowflake, two parcels of poplar land, and the Port Alberni wastewater lagoon. Fixed asset additions in the current year related primarily to maintenance of the business.

Capital spending in 2013 was higher than 2012 levels especially as it related to safety and profit adding projects. The components are provided below:

(In millions of dollars)	2013	2012
Safety	$ 1.9	$ 1.2
Environment	2.2	3.1
Maintenance of business	16.0	16.1
Profit adding	3.3	2.2
Total [1]	$ 23.4	$ 22.6

1 Included $0.2 million related to PREI (2012 - $5.8 million)

Financing activities

Cash used by financing activities in 2013 increased by $25.2 million compared to 2012. This was primarily due to the purchase of Exit Notes in 2013 for $15.8 million compared to the receipt of net proceeds of $33.1 million in 2012 when these Notes were issued. This was partially offset by a decrease in the net repayment on the ABL Facility to $13.4 million in 2013 compared to a net repayment of $24.0 million in 2012, and deferred financing costs of $13.1 million paid in 2012 on the debtor-in-possession (DIP) facility and the new ABL facility.

Capital resources

Our capital resources include cash on hand and availability on our ABL Facility, with total liquidity at period-end summarized in the following table.

(In millions of dollars)	ABL Facility 2013				ABL Facility 2012		DIP Facility 2012	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base[1]	$ 140.4 $	145.8 $	138.7 $	133.5	$ 125.2 $	164.0 $	159.6 $	142.1
Letters of credit	(19.3)	(19.8)	(19.8)	(22.1)	(22.3)	(17.8)	(19.6)	(17.8)
Amount drawn, net	(10.6)	(11.8)	–	(4.7)	(24.0)	(64.0)	(70.5)	(77.8)
Minimum excess availability	–	–	–	–	–	–	(21.9)	–
Available to be drawn[2]	110.5	114.2	118.9	106.7	78.9	82.2	47.6	46.5
Cash on hand	12.1	13.8	16.0	14.1	18.5	12.6	17.8	19.3
Restricted cash	–	–	–	20.0	0.5	2.0	6.4	2.1
Total liquidity	$ 122.6 $	128.0 $	134.9 $	140.8	$ 97.9 $	96.8 $	71.8 $	67.9

1 The borrowing base at December 31, 2013 includes a reserve of $1.3 million for pension, $1.9 million for creditor insurance deductibles, $2.0 million for landlord waivers, $1.6 million for employee source deductions, and $0.3 million related to WorkSafeBC.

2 Our ABL Facility is subject to certain financial covenants as disclosed in our annual consolidated financial statements for the year ended December 31, 2013 in note 16, *Long-term debt*.

Our total liquidity increased by $24.7 million from the prior year primarily due to proceeds from the sale of non-core assets, lower restructuring and reorganization costs, and improved vendor payment terms, partially offset by lower adjusted EBITDA, decreased proceeds from the sale of property, plant and equipment, and an increase in cash interest payments. The increase in liquidity reflects a higher borrowing base, a decrease to our letters of credit and a reduction in the amount drawn on our ABL Facility, partially offset by lower cash on hand. The borrowing base increased primarily due to an increase in finished goods inventories resulting from seasonally slower paper sales at the end of the year. A similar slowdown in sales in the prior year was mitigated by a production curtailment for specialty paper. The decrease in liquidity from Q3 to Q4 was due to the payment of interest on Nov 1, 2013.

For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our annual consolidated financial statements for the year ended December 31, 2013 note 16, *Long-term debt*.

At March 4, 2014 we had 14,527,571 common shares issued and outstanding. The company's common shares have no par value and an unlimited number of shares are authorized for future issuance.

DEBT

The following table illustrates the changes in our long-term debt for the year ended December 31, 2013:

Issue

(In millions of dollars)	January 1, 2013	Net increase (decrease)	Foreign exchange	December 31, 2013
Recourse				
Floating rate senior secured notes, due September 2016 (US$19.4 million; January 1, 2013 - US$35.0 million)	$ 33.9	$ (15.3)	$ 1.6	$ **20.2**
Senior secured notes, 11.0% due October 2017 (US$250.0 million)	248.7	–	17.2	**265.9**
Revolving asset-based loan facility of up to $175.0 million due July 2017	24.0	(13.4)	–	**10.6**
Capital lease obligations	8.2	(1.1)	–	**7.1**
Non-recourse (PREI)				
First mortgage bonds, 6.447% due July 2016	95.0	(95.0)	–	**–**
Subordinated promissory notes	18.8	(18.8)	–	**–**
Total debt	$ 428.6	$ (143.6)	$ 18.8	$ **303.8**
Less: current portion	6.6	(4.6)	–	**2.0**
Total long-term debt	$ 422.0	$ (139.0)	$ 18.8	$ **301.8**

We purchased US$15.6 million of our Exit Notes on April 24, 2013.

We derecognized our non-recourse debt, consisting of the first mortgage bonds and subordinated promissory notes owed by PREI, on the sale of our interest in PREI on March 20, 2013. We are no longer the primary beneficiary of this VIE subsequent to the date of sale, and therefore, no longer consolidate PREI's debt.

We renewed certain master equipment leases for an additional ten years. This resulted in a reclassification of the principal amount outstanding on our capital leases from current to long-term.

See note 16, *Long-term debt,* in our annual consolidated financial statements for the year ended December 31, 2013 for additional information on changes to our debt.

From time to time, we may purchase our debt securities in the open market.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2013:

PAYMENTS DUE BY PERIOD

(In millions of dollars)	2014	2015	2016	2017	2018	Thereafter
Total debt, excluding capital lease obligations	$ –	$ –	$ 20.6	$ 276.5	–	$ –
Capital lease obligations	2.0	0.4	0.5	2.3	1.9	–
Operating leases[2]	30.2	33.4	5.8	2.9	1.9	0.4
Interest payments on long-term debt [1]	30.3	30.3	29.9	27.7	–	–
Total	$ 62.5	$ 64.1	$ 56.8	$ 309.4	3.8	$ 0.4

1 Based on 11% cash interest on the 2017 Notes and drawings on the ABL facility as at December 31, 2013.

2 Subsequent to the sale of the company's interest in PREI on March 20, 2013, the power purchase agreement between the company and PREI meets the definition of an operating lease under U.S.GAAP (see section 13, *Critical accounting policies and estimates*).

FINANCIAL INSTRUMENTS

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs. In accordance with our financial risk management program, we manage our exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally being major financial institutions. We do not enter into financial instruments for speculative purposes.

At December 31, 2013 we did not have any foreign currency or commodity contracts outstanding.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2013 note 27, *Financial instruments*. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 26, *Fair value measurement*, of those statements.

The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

	2013					2012				
	YTD	**Q4**	**Q3**	**Q2**	**Q1**	YTD	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	**0.971**	**0.953**	0.963	0.977	0.992	1.001	1.009	1.005	0.990	0.999
Average effective rate included in adjusted EBITDA	**0.971**	**0.953**	0.963	0.977	0.992	1.001	1.009	1.005	0.990	0.999
(Favourable)/unfavourable impact of derivatives included in other expenses[1]	–	–	–	–	–	0.001	–	–	0.001	0.004
Foreign exchange (gain)/loss, on working capital balances, included in other expenses[2]	**(0.007)**	**(0.011)**	–	(0.011)	(0.005)	0.010	(0.002)	0.035	(0.017)	0.017
Average effective rate in net earnings/(loss) before income taxes[3]	**0.964**	**0.942**	0.963	0.966	0.987	1.012	1.007	1.040	0.974	1.020

(In millions of dollars)

1 Favourable/(unfavourable) impact of derivatives included in other expenses	$ –	$ –	$ –	$ –	$ –	$ (1.2)	$ –	$ –	$ (0.2)	$ (1.0)
2 Foreign exchange gain/(loss) on working capital balances included in other expenses	5.5	2.5	–	2.2	0.8	(7.5)	0.4	(7.8)	3.9	(4.0)
3 Excludes foreign exchange gain/(loss) on long-term debt and US$ interest expense										

9. CONTINGENT LIABILITIES

We are not aware of any significant contingent liabilities outstanding as of March 4, 2014.

10. OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

We entered into a building lease agreement in 2001 under which we would continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor was no longer able to meet its contractual obligations. At December 31, 2013 the principal amount of the mortgage was $1.0 million. The agreement does not increase our liability beyond the obligations under the building lease.

11. SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2013:

(In millions of dollars, except per share amounts)	**2013**				2012			
	Q4 [2]	Q3 [2]	Q2 [2]	Q1 [2]	Q4 [2]	Q3 [2]	Q2 [2]	Q1 [2]
Sales	$ **272.1** $	268.8 $	263.4 $	247.1	$ 260.5 $	265.7 $	264.8 $	267.2
Adjusted EBITDA [1]	**19.1**	16.4	(0.6)	11.2	7.2	13.8	17.0	17.4
Net earnings (loss) attributable to the company	**(95.0)**	5.2	(28.0)	(9.8)	(35.2)	655.7	(11.7)	(25.6)
Net earnings (loss) per share attributable to the company's common shareholders								
– basic and diluted from continuing operations	$ **(6.55)** $	0.36 $	(1.93) $	(0.89)	$ (1.55) $	1.73 $	(0.03) $	(0.07)
– basic and diluted from discontinued operations	–	–	–	0.21	(0.89)	(0.01)	–	–

1. Refer to section 12, *Non-GAAP measures*.

2. Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

In Q1 2013, the net earnings attributable to the company increased $25.4 million, or $0.66 per common share from continuing operations, from Q4 2012, due largely to higher after-tax operating earnings of $4.5 million, an after-tax gain on the sale of the Snowflake mill of $4.1 million, an after-tax gain on the sale of our interest in PREI of $5.3 million, and severance and other closure costs, net of tax, related to the Snowflake closure incurred in the prior quarter of $11.0 million.

In Q2 2013, net earnings attributable to the company decreased $18.2 million, or $1.04 per common share from continuing operations, from Q1, due largely to lower after-tax operating earnings of $10.8 million, an after-tax loss on the purchase of Exit Notes of $2.3 million, an increase in after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $3.7 million, and prior quarter gains after tax from the sale of the Snowflake mill of $4.1 million and our interest in PREI of $5.3 million. This was partially offset by an after-tax gain from the sale of the Elk Falls site of $2.1 million and decreased after-tax interest expense of $2.4 million.

In Q3 2013, net earnings attributable to the company increased $33.2 million, or $2.29 per common share from continuing operations, from Q2, due largely to higher after-tax operating earnings of $16.9 million, an after-tax settlement gain of $2.6 million related to the special pension portability election, and an after-tax foreign exchange gain on the translation of U.S. dollar debt of $6.1 million compared to an after-tax loss of $9.6 million in Q2. This was partially offset by an after-tax gain from the sale of the Elk Falls site of $2.1 million in Q2.

In Q4 2013, net earnings attributable to the company decreased $100.2 million, or $6.91 per common share from continuing operations, from Q3, primarily due to reduced after-tax operating earnings of $84.4 million. an after-tax foreign exchange loss on the translation of U.S. dollar debt of $9.4 million compared to an after-tax foreign exchange gain of $6.1 million for the prior quarter, and an after-tax settlement gain of $2.6 million in Q3 2013 related to the special pension portability election.

For summarized financial information about PREI, a variable interest entity for which we were the primary beneficiary prior to the sale of our interest on March 20, 2013, refer to note 7, *Variable interest entities*, of our annual consolidated financial statements for the year ended December 31, 2013.

12. NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before restructuring costs, adjusted EBITDA margin, adjusted EBITDA margin before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company's common shareholders before specific items, and free cash flow.

Specific items are items that do not arise from the company's day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management's control. Specific items include: foreign exchange gain or loss on long-term debt, gain or loss on cancellation of long-term debt, asset impairment and other closure costs, restructuring costs, unusual non-recurring items, and certain income tax adjustments.

Adjusted EBITDA and adjusted EBITDA before Restructuring Costs

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA margin and adjusted EBITDA margin before restructuring costs are defined as adjusted EBITDA and adjusted EBITDA before restructuring costs as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

RECONCILIATION OF NET EARNINGS (LOSS) ATTRIBUTABLE TO THE COMPANY BY YEAR:

(In millions of dollars)	2013	2012	2011
Net earnings (loss) attributable to the company as reported	$ (127.6)	$ 583.2	$ (974.0)
Net earnings (loss) attributable to non-controlling interest	0.3	30.4	(2.6)
Net earnings (loss)	(127.3)	613.6	(976.6)
Depreciation and amortization [1]	47.0	36.3	105.5
Impairment	86.9	–	661.8
Foreign exchange (gain) loss on long-term debt [1]	18.8	(20.8)	9.7
Loss on Powell River fire	–	–	2.4
Other (income) expense, net [1]	(14.9)	2.5	(0.3)
Interest expense, net [1]	37.4	71.9	73.2
Income tax recovery [1]	0.1	(0.9)	(8.4)
Reorganization items, net [1]	1.2	(663.7)	–
(Earnings) loss from discontinued operations net of tax	(3.1)	16.5	195.5
Adjusted EBITDA	$ 46.1	$ 55.4	$ 62.8
Restructuring costs	1.2	5.3	5.9
Adjusted EBITDA before restructuring costs	$ 47.3	$ 60.7	$ 68.7

1 Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Reconciliation to net earnings (loss) attributable to the company by quarter:

(In millions of dollars)	2013					2012				
	Total	**Q4**	**Q3**	**Q2**	**Q1**	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$ **(127.6)** $	**(95.0)** $	**5.2** $	**(28.0)** $	**(9.8)**	$ 583.2	$ (35.2) $	655.7 $	(11.7) $	(25.6)
Net earnings (loss) attributable to non-controlling interest	**0.3**	**–**	**–**	**–**	**0.3**	30.4	(1.5)	32.7	(0.6)	(0.2)
Net earnings (loss)	**(127.3)**	**(95.0)**	**5.2**	**(28.0)**	**(9.5)**	613.6	(36.7)	688.4	(12.3)	(25.8)
Depreciation and amortization[1]	**47.0**	**11.7**	**11.5**	**11.4**	**12.4**	36.3	12.9	7.9	7.7	7.8
Impairment	**86.9**	**86.9**	**–**	**–**	**–**	–	–	–	–	–
Foreign exchange (gain) loss on long-term debt[1]	**18.8**	**9.4**	**(6.1)**	**9.6**	**5.9**	(20.8)	3.2	(25.2)	12.8	(11.6)
Other (income) expense, net[1]	**(14.9)**	**(3.0)**	**(2.8)**	**(2.3)**	**(6.8)**	2.5	(0.1)	8.2	(10.4)	4.8
Interest expense, net[1]	**37.4**	**9.1**	**8.5**	**8.7**	**11.1**	71.9	11.6	16.3	23.4	20.6
Income tax expense (recovery)[1]	**0.1**	**–**	**0.1**	**–**	**–**	(0.9)	0.2	(1.6)	0.5	–
Reorganization items, net[1]	**1.2**	**–**	**–**	**–**	**1.2**	(663.7)	3.2	(685.3)	(4.0)	22.4
(Earnings) loss from discontinued operations net of tax	**(3.1)**	**–**	**–**	**–**	**(3.1)**	16.5	12.9	5.1	(0.7)	(0.8)
Adjusted EBITDA	$ **46.1** $	**19.1** $	**16.4** $	**(0.6)** $	**11.2**	$ 55.4 $	7.2 $	13.8 $	17.0 $	17.4
Restructuring costs										
Specialty printing papers	**0.6**	**0.6**	**–**	**–**	**–**	2.9	–	0.2	(0.1)	2.8
Newsprint	**0.4**	**0.3**	**–**	**0.1**	**–**	0.8	–	–	–	0.8
Pulp	**0.2**	**0.2**	**–**	**–**	**–**	1.6	–	–	–	1.6
Total restructuring costs	**1.2**	**1.1**	**–**	**0.1**	**–**	5.3	–	0.2	(0.1)	5.2
Adjusted EBITDA before restructuring costs	$ **47.3** $	**20.2** $	**16.4** $	**(0.5)** $	**11.2**	$ 60.7 $	7.2 $	14.0 $	16.9 $	22.6

1 Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

NET EARNINGS (LOSS) ATTRIBUTABLE TO THE COMPANY BEFORE SPECIFIC ITEMS

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

RECONCILIATION TO NET EARNINGS (LOSS) ATTRIBUTABLE TO THE COMPANY BY YEAR:

(In millions of dollars and after-taxes, except where otherwise stated)	**2013**	2012	2011
Net earnings (loss) attributable to the company as reported	$ **(127.6)**	$ 583.2	$ (974.0)
Specific items:			
Foreign exchange (gain) loss on long-term debt	**18.8**	(20.8)	11.8
Settlement gain on special pension portability election	**(2.6)**	–	–
Loss on Snowflake fire[1]	**–**	–	4.4
Loss on Powell River fire	**–**	–	2.0
Impairment and other closure costs[1]	**87.1**	19.7	823.6
Restructuring and change-of-control costs[1]	**1.6**	6.4	5.9
Reorganization items, net[1]	**1.1**	(667.5)	–
Loss on purchase of Exit Notes	**2.3**	–	–
Net gain on sale of non-core assets [2]	**(12.2)**	–	–
Fair market adjustment to non-controlling interest	**–**	41.2	–
Net earnings (loss) attributable to the company before specific items	$ **(31.5)**	$ (37.8)	$ (126.3)
Net earnings (loss) per share attributable to the company's common shareholders in dollars:			
As reported (continuing operations)	$ **(9.01)**	$ 41.65	$ (2.04)
Before specific items	**(2.17)**	(2.62)	(0.33)

1 Includes amount related to Snowflake which was included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.
2 Includes gains on the sale of the Elk Falls site ($3.1 million), the Snowflake mill ($4.1 million), and our interest in PREI ($5.3 million), partially offset by a loss on the sale of poplar land ($0.3 million).

RECONCILIATION TO NET EARNINGS (LOSS) ATTRIBUTABLE TO THE COMPANY BY QUARTER:

(In millions of Canadian dollars and after-taxes, except where otherwise stated)	**2013**					2012				
	Total	**Q4**	**Q3**	**Q2**	**Q1**	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	**$ (127.6)**	**$ (95.0)**	**$ 5.2**	**$ (28.0)**	**$ (9.8)**	$ 583.2	$ (35.2)	$ 655.7	$ (11.7)	$ (25.6)
Specific items:										
Foreign exchange (gain) loss on long-term debt	**18.8**	**9.4**	**(6.1)**	**9.6**	**5.9**	(20.8)	3.2	(25.2)	12.8	(11.6)
Settlement gain on special pension portability election	**(2.6)**	**–**	**(2.6)**	**–**	**–**	–	–	–	–	–
Impairment (recovery) and other closure costs	**87.1**	**86.9**	**–**	**–**	**0.2**	19.7	11.0	8.7	–	–
Restructuring costs	**1.6**	**1.1**	**–**	**0.1**	**0.4**	6.4	1.1	0.2	(0.1)	5.2
Reorganization items, net	**1.1**	**–**	**–**	**–**	**1.1**	(667.5)	4.2	(688.1)	(6.0)	22.4
Loss on purchase of Exit Notes	**2.3**	**–**	**–**	**2.3**	**–**	–	–	–	–	–
Net gain on sale of non-core assets [2]	**(12.2)**	**(0.7)**	**–**	**(2.1)**	**(9.4)**	–	–	–	–	–
Fair market adjustment to non-controlling interest	**–**	**–**	**–**	**–**	**–**	41.2	–	41.2	–	–
Net earnings (loss) attributable to the company before specific items	**$ (31.5)**	**$ 1.7**	**$ (3.5)**	**$ (18.1)**	**$ (11.6)**	$ (37.8)	$ (15.7)	$ (7.5)	$ (5.0)	$ (9.6)
Net earnings (loss) per share attributable to the company's common shareholders in dollars:										
As reported (continuing operations)	**$ (9.01)**	**$ (6.55)**	**$ 0.36**	**$ (1.93)**	**$ (0.89)**	$ 41.65	$ (1.55)	$ 1.73	$ (0.03)	$ (0.07)
Before specific items	**(2.17)**	**0.12**	**(0.24)**	**(1.25)**	**(0.80)**	(2.62)	(1.09)	(0.02)	(0.01)	(0.03)

1   Included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

2   Includes gains on the sale of the Elk Falls site ($3.1 million), the Snowflake mill ($4.1 million), and our interest in PREI ($5.3 million), partially offset by a loss on the sale of poplar land ($0.3 million).

FREE CASH FLOW

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

RECONCILIATION TO CASH PROVIDED BY OPERATING ACTIVITIES LESS CASH USED BY INVESTING ACTIVITIES BY YEAR:

(In millions of dollars)	**2013**	2012	2011
Cash provided (used) by operating activities	**$ (7.5)**	$ 8.1	$ (71.5)
Cash used by investing activities	**31.4**	(9.6)	(17.7)
Proceeds from the sale of property, plant and equipment and other assets	**(52.2)**	(12.3)	(1.2)
Other investing activities	**0.5**	(3.7)	(0.8)
Non-cash working capital changes except changes in taxes and interest	**8.6**	(31.8)	42.0
Other	**(2.2)**	2.1	(9.6)
Free cash flow	**$ (21.4)**	$ (47.2)	$ (58.8)

RECONCILIATION TO CASH PROVIDED BY OPERATING ACTIVITIES LESS CASH USED BY INVESTING ACTIVITIES BY QUARTER:

(In millions of dollars)	2013 Total	Q4	Q3	Q2	Q1	2012 Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$ (7.5) $	3.7 $	(13.0)$	3.0$	(1.2) $	8.1 $	52.1 $	(21.1)$	(8.2)$	(14.7)
Cash provided (used) by investing activities	31.4	(4.0)	(0.7)	19.7	16.4	(9.6)	(6.2)	(0.6)	14.2	(17.0)
Proceeds from the sale of property, plant and equipment and other assets	(52.2)	(0.3)	(5.0)	(8.6)	(38.3)	(12.3)	(0.8)	(3.6)	(7.4)	(0.5)
Other investing activities	0.5	0.6	0.6	0.5	(1.2)	(3.7)	–	(0.5)	(3.6)	0.4
Non-cash working capital changes except change in taxes and interest	8.6	1.3	26.1	(18.6)	(0.2)	(31.8)	(58.8)	5.9	7.3	13.8
Other	(2.2)	4.6	(7.2)	(15.3)	15.7	2.1	(10.1)	4.8	(7.1)	14.5
Free cash flow	$ (21.4) $	5.9 $	0.8 $	(19.3)$	(8.8) $	(47.2)$	(23.8)$	(15.1)$	(4.8)$	(3.5)

MANAGEMENT'S CALCULATION OF FREE CASH FLOW BY YEAR:

(In millions of dollars)	2013	2012	2011
Adjusted EBITDA	$ 46.1 $	55.4 $	62.8
Interest expense, excluding amortization	(35.5)	(22.7)	(72.6)
Capital expenditures	(23.4)	(22.6)	(19.7)
Reorganization costs	(0.6)	(37.5)	–
Income taxes paid	–	0.2	(0.1)
Employee future benefits, expense over (under) cash contributions [1]	(7.0)	(11.8)	(8.0)
Net operating cash flow from discontinued operations	(1.0)	(8.2)	(21.2)
Free cash flow	$ (21.4) $	(47.2) $	(58.8)

1 Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

MANAGEMENT'S CALCULATION OF FREE CASH FLOW BY QUARTER:

(In millions of dollars)	2013 Total	Q4	Q3	Q2	Q1	2012 Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$ 46.1 $	19.1 $	16.4 $	(0.6) $	11.2	$ 55.4 $	7.2 $	13.8 $	17.0 $	17.4
Interest expense, excluding amortization	(35.5)	(8.7)	(8.0)	(8.2)	(10.6)	(22.7)	(11.0)	(4.7)	(3.7)	(3.3)
Capital expenditures	(23.4)	(3.7)	(5.3)	(8.5)	(5.9)	(22.6)	(10.4)	(7.3)	(3.0)	(1.9)
Reorganization costs	(0.6)	–	–	–	(0.6)	(37.5)	(1.8)	(12.7)	(9.5)	(13.5)
Income taxes received (paid)	–	–	–	–	–	0.2	–	0.2	–	–
Employee future benefits, expense over (under) cash contributions [1]	(7.0)	(0.8)	(2.3)	(2.0)	(1.9)	(11.8)	(3.4)	(2.3)	(3.2)	(2.9)
Net operating cash flow from discontinued operations	(1.0)	–	–	–	(1.0)	(8.2)	(4.4)	(2.1)	(2.4)	0.7
Free cash flow	$ (21.4) $	5.9 $	0.8 $	(19.3) $	(8.8)	$ (47.2) $	(23.8) $	(15.1) $	(4.8) $	(3.5)

1 Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

13. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

CATALYST PAPER 2013 ANNUAL REPORT

Note 2, *Summary of significant accounting policies,* in the December 31, 2013 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes. Actual results could differ from these estimates.

The following accounting policies require management's most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

ENVIRONMENTAL AND LEGAL LIABILITIES

Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluation of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments about projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2013 we had a provision of $17.4 million for environmental, remedial and other obligations. We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the company's properties, will total approximately $1.4 million in 2014.

IMPAIRMENT OF LONG-LIVED ASSETS

We recognized goodwill on September 30, 2012 in accordance with fresh start accounting. Goodwill does not get amortized in subsequent periods, but is tested annually for impairment using a two-step impairment test at the reporting unit level. An assessment may first be performed based on certain prescribed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test.

We review other long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We test for impairment using a two-step methodology as follows:

(i) Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii) If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying values of long-lived assets and goodwill represented approximately 58.9% and nil% of total assets respectively as at December 31, 2013. If future developments were to differ adversely from management's best estimate of key assumptions and associated cash flows, we could potentially experience future material impairment charges.

On December 31, 2013, the company recognized an impairment charge of $56.7 million on goodwill and $30.2 million on property, plant and equipment.

Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill.

The full carrying value of goodwill was included in the Powell River and Port Alberni asset groups for the purpose of the long-lived asset impairment test in accordance with the assignment of goodwill on application of fresh start accounting. The carrying value of assigned assets and liabilities exceeded the estimated fair value of the asset groups, resulting in full impairment of assigned goodwill and impairment of the carrying value of property, plant and equipment down to estimated fair value as of December 31, 2013. Goodwill assigned to the mills represented the present value of future economic benefits from tax attributes available to the company. Tax attributes continue to be available to the company but there may be restrictions on their availability to a buyer of an individual mill.

See note 6, *Measurement uncertainty – impairment of long-lived assets* in our consolidated financial statements for the year ended December 31, 2013 for a description of inputs and assumptions used.

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets and liabilities that meet the held-for-sale criteria are reported separately from continuing operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale.

Assets classified as held for sale on December 31, 2013 included:

- poplar plantation land,
- mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Developments Ltd.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation. The discontinued Snowflake mill met the definition of a discontinued operation in 2013 before its disposal on January 30, 2013.

PENSION AND POST-RETIREMENT BENEFITS

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The company retains independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements. These assumptions include:

- The discount rate, which is used to estimate the actuarial present value of the various plan obligations. The company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2013 a discount rate of 4.5% per year was determined by us in consultation with our independent actuarial advisors.

- The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns. For 2013, a rate of return of 6.5% per year was determined by management in consultation with our independent actuarial advisors.

- Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations. As at December 31, 2013 a rate of compensation increase of 2.0% per year was determined by management in consultation with our independent actuarial advisors.

- Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations. As at December 31, 2013 a health care trend rate of 6.0% per year was determined by management in consultation with our independent actuarial advisors. The health care trend rate is assumed to remain at 6.0% per year for 2013 and 2014 and is assumed to decline by 0.5% per year annually, until it reaches the ultimate health care trend rate assumption of 4.5% per year.

    Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2013. This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

	Pension benefit plans		Other benefit plans	
(In millions of dollars)	Net benefit obligation	Net 2013 expense	Net benefit obligation	Net 2013 Expense
Assumed overall health care cost trend				
Impact of:				
1% increase	N/A	N/A	18.0	1.0
1% decrease	N/A	N/A	(15.5)	(0.9)

Special Portability Election

Members of the Salaried Plan who exercised the election under the special portability election option received their lump-sum payments in July 2013. These lump-sum payments represented a partial settlement of the Salaried Plan in the third quarter. On the effective settlement date, deemed for accounting purposes to be July 1, 2013, we measured the fair value of plan assets and the projected benefit obligation of the Salaried Plan with the assistance of our independent actuaries and recognized a net actuarial gain of $15.1 million. The net actuarial gain included a settlement credit of $16.6 million; members who exercised the election exchanged pension benefits with total commuted value (defined below) of $59.6 million for reduced lump-sum payments (defined below) of $38.3 million and quarterly top-up payments over the next four years totaling 8% of commuted value with a present value of $4.7 million on July 1, 2013.

A portion of net actuarial gain of $2.6 million, pro-rated based on the percentage of benefit obligations settled under the special portability election option, was reclassified from accumulated other comprehensive income to earnings.

Reduced lump-sum payments were calculated as the commuted value of future pension payments multiplied by the solvency ratio of the Salaried Plan on December 31, 2012. Commuted value was the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

VARIABLE INTEREST ENTITIES

On March 20, 2013, the company sold its 50.001% interest in PREI for proceeds of $33.0 million. Up to the date of sale, we consolidated 100% of PREI's balances in our consolidated results as Powell River Energy was a variable interest entity in which the company was the primary beneficiary. The sale did not affect existing operating arrangements between the company and PREI, including the power purchase agreement, and we will continue to purchase 100% of the power generated by its two hydroelectric stations.

The company is no longer the primary beneficiary of PREI subsequent to the sale of its equity interest and the settlement of its affiliate loans. Although the power purchase arrangement continues, we do not own any of PREI's equity, do not control its Board of directors, and do not direct PREI's activities and operations to ensure that the terms of the power purchase agreement are met.

The balances and accounts of PREI and the 50% included in non-controlling interest were therefore derecognized on the date of sale, a gain on sale was recognized in the consolidated statement of earnings (loss) for the difference between the net proceeds on sale after settlement of the affiliate loans and the book value of assets and liabilities derecognized, and operating lease payments subsequent to the sale were included in the consolidated statement of earnings (loss) as a component of energy cost.

PROVISION FOR BAD DEBTS AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

We regularly review the collectability of our accounts receivable. We record our allowance for doubtful accounts based on our best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgment to arrive at an estimate. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded. Accounts receivable balances for individual customers could potentially be material at any given time. We manage our credit risk principally through credit policies, which include the analysis of the financial position of our customers and the regular review of their credit limits and payment terms. We also subscribe to credit insurance for a majority of our receivables, periodically purchase accounts receivable puts on certain customers, and obtain bank letters of credit for some export markets and customers. Our estimate of the required allowance is a matter of judgment and the actual loss eventually sustained may be more or less than estimated.

As at December 31, 2013 Accounts receivable comprised 14.8% of total assets. Included in this balance was a provision of $1.8 million for doubtful accounts, or 1.5% of accounts receivable (as at December 31, 2012 - $2.2 million for doubtful accounts, or 1.9% of accounts receivable). We believe our allowance for doubtful accounts as at December 31, 2013 is adequate to provide for probable losses existing in accounts receivable.

FAIR VALUE MEASUREMENT

We measure our derivative and non-derivative financial instruments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1   –   Quoted prices in active markets for identical assets or liabilities.

Level 2   –   Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   –   Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

As at December 31, 2013 we did not have any currency or commodity contracts which have been designated as hedging instruments.

INCOME TAXES

The amounts recorded for deferred income tax assets and liabilities are based on various judgments, assumptions and estimates. Deferred tax assets and liabilities are measured using enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled. A projection of taxable income and estimates of the ultimate recovery or settlement of temporary differences are made for these years. The projection of future taxable income is based on management's best estimate and may vary from actual.

At December 31, 2013 the company provided a full valuation allowance against its deferred tax assets. As a result, no net deferred tax asset was recorded. A one-percentage-point change in our reported effective income tax rate would have minimal effect on our income tax expense or recovery.

In addition, we record provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which we operate and on our judgment as to the appropriate allocation of income and deductions to these jurisdictions. Canadian, U.S. and international tax laws are subject to interpretation and our judgment may be challenged by taxation authorities. In such circumstances, the final resolution can result in settlements that differ from our estimated amounts.

14.   CHANGES IN ACCOUNTING POLICIES

There were no new pronouncements or recent amendments issued by the Financial Accounting Standards Board (FASB) to the Accounting Standards Codification that materially impacted our consolidated financial statements or disclosures in 2013.

15. IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by the FASB that may materially impact our consolidated financial statements for future periods.

16. RISKS AND UNCERTAINTIES

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy and, for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address our business risks and effectively manage them, we have developed a process for managing risk and the interrelationship risks have with our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful

Our ability to service our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement that governs the ABL Facility and the indentures that govern our 11% senior secured notes due 2017 (2017 Notes) and the Exit Notes restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations when due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the 2017 Notes, the Exit Notes and the ABL Facility.

If we cannot service our debt obligations, we will be in default and as a result, holders of the 2017 Notes and Exit Notes could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Facility could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

Our degree of leverage may limit our financial and operating activities

Our historical capital requirements have been considerable and our future capital requirements could vary significantly and may be affected by general economic conditions, wood fibre supply, currency exchange rates, industry trends, performance, interest rates and many other factors that are not within our control. Subject to the limits contained in the credit agreement that governs the ABL Facility and the indentures that govern the 2017 Notes and the Exit Notes, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our substantial level of indebtedness has had in the past, and could have in the future, important consequences, including the following:

- making it more difficult for us to satisfy our obligations with respect to our debt,

- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, product developments, acquisitions or other general corporate requirements,

- requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures and other general corporate purposes,

- increasing our vulnerability to general adverse economic and industry conditions,

- exposing us to the risk of increased interest rates as certain of our borrowings, including the Exit Notes and borrowings under the ABL Facility are at variable rates of interest,

- limiting our flexibility in planning for and reacting to changes in our industry,

- placing us at a disadvantage compared to other, less leveraged competitors, and

- increasing our cost of borrowing.

We may not realize our anticipated cost savings from our cost savings initiatives

We have and continue to take steps to lower operating costs by implementing various cost savings initiatives. Certain of these initiatives included, but were not limited to, five-year competitive labour agreements in British Columbia to help reposition the business, lower property tax rates for all three mills located in British Columbia, provincial approval of our application for funding relief on our salaried pension plan solvency deficit and implementation of the special portability option, disposal of surplus assets, and closure of the Snowflake recycle mill operations. Estimates of cost savings are inherently uncertain, and we may not be able to achieve all of the cost savings or expense reductions that we have projected. Our ability to successfully realize savings and the timing of any realization may be affected by factors such as the need to ensure continuity in our operations, labour and other contracts, regulations and/or statutes governing employee/employer relationships, and other factors. In addition, our implementation of certain of these initiatives has and is expected to require upfront costs. There can be no assurances provided that we will be able to successfully contain our expenses or that even if our savings are achieved that implementation or other expenses will not offset any such savings. Our estimates of the future expenditures necessary to achieve the savings we have identified may not prove accurate, and any increase in such expenditures may affect our ability to achieve our anticipated savings. If these cost-control efforts do not reduce costs in line with our expectations, our financial position, results of operations and cash flows will be negatively affected.

There is a limited trading market for the company's common shares

Although our common shares are listed on the TSX, certain holders of common shares may also be creditors of the company and there is no certainty of a viable trading market for the common shares.. The potential lack of liquidity for the common shares may make it more difficult for us to raise additional capital, if necessary, and it may affect the price volatility of the common shares. There can also be no assurance that a holder will be able to sell its common shares at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the common shares will depend on many factors, including our operating performance and financial condition.

As a result of the Plan, certain holders of common shares may also be creditors of the company and may seek to dispose of such securities to obtain liquidity. Such sales could cause the trading prices for these securities to be depressed. Further, the possibility that the holders of common shares may determine to sell all or a large portion of their shares in a short period of time may adversely affect the market price of the common shares.

Our business is of a cyclical nature and demand for our products may fluctuate significantly

The markets for pulp and paper products are highly cyclical and are characterized by periods of excess product supply due to many factors, including additions to industry capacity, increased industry production, structural changes in the industry, periods of weak demand due to weak general economic activity or other causes, and reduced inventory levels maintained by customers.

Demand for forest products generally correlates to global economic conditions. Demand for pulp and paper products in particular is driven primarily by levels of advertising. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, causing lower product prices and possible manufacturing downtime. The North American newsprint and directory paper market is mature with demand for newsprint declining significantly in the last five years.

We believe these declines in newsprint and directory paper demand will continue long term, although we have the ability to partially mitigate the impact by switching production from newsprint and directory paper to other paper grades. Demand for our products is traditionally weaker in the first half of the year.

As at December 31, 2013 one of the paper machines at our Crofton mill has been indefinitely curtailed. Should demand for our products weaken, additional indefinite or periodic production curtailments may be required, which could have an adverse impact on our financial condition and ability to generate sufficient cash flows to satisfy our operational needs and debt service requirements.

We operate in a commodity market where prices may fluctuate significantly

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price. Prices for our products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates. Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest. Market prices for our products typically are not directly affected by input costs or other costs of sales and, consequently, we have limited ability to pass through increases in operating costs to our customers without an increase in market prices. Even though our costs may increase, our customers may not accept price increases for our products or the prices for our products may decline. As our financial performance is principally dependent on the prices we receive for our products, prolonged periods of low prices, customer refusal to accept announced price increases, or significant cost increases that cannot be passed on in product prices may be materially adverse to us.

Media trends may lead to continued declines in demand for our products

Trends in advertising, Internet use and electronic data transmission and storage have had and continue to have adverse effects on traditional print media. As our newsprint, telephone directory and retail customers increase their use of other forms of media and advertising, demand for our newsprint, uncoated mechanical and coated mechanical papers may continue to decline on a long-term basis.

We are subject to exchange rate fluctuations

Nearly all of our sales are based upon prices set in U.S. dollars, while a substantial portion of our costs and expenses are incurred in Canadian dollars and our results of operations and financial condition are reported in Canadian dollars. Increases in the value of the Canadian dollar relative to the U.S. dollar reduce the amount of revenue in Canadian dollar terms from sales made in U.S. dollars, and would reduce cash flow available to fund operations and debt service obligations.

Since we have debt denominated in U.S. dollars, including our 2017 Notes and our Exit Notes, our reported earnings could fluctuate materially as a result of exchange rates given that changes in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period result in a foreign currency gain or loss on the translation of U.S. dollar cash and debt into Canadian currency.

We manage a part of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt. However, no assurance can be made that we will engage in any hedging transactions or, if we decide to engage in any such transactions, that we will be successful in eliminating or mitigating currency exchange risks.

We face significant global competition

We compete with American, European and Asian producers in highly competitive global markets. Some of our competitors are larger and can accordingly achieve greater economies of scale, some have greater financial resources and some operate mills in locations that have lower energy, furnish or labour costs or have less stringent environmental and governmental regulations than the locations where we operate.

Our ability to compete is affected by a number of these factors as well as the quality of our products and customer service and our ability to maintain high plant efficiencies and operating rates and to control our manufacturing costs. If we were unable to compete effectively, there may be a materially adverse impact on our business.

We face risks related to our international sales

A significant portion of our sales are outside of Canada and the United States, 100% of our pulp sales and 22% of our paper sales in 2013. These international sales result in additional risks including restrictive government actions (including trade quotas, tariffs and other trade barriers and currency restrictions), local labour laws and regulations affecting our ability to hire, retain or dismiss employees, the need to comply with multiple and potentially conflicting laws and regulations, unfavourable national or regional business conditions or political or economic instability in some of these jurisdictions, higher transportation costs and difficulty in obtaining distribution and sales support.

We are exposed to fluctuations in the cost and supply of wood fibre

We have no significant timber holdings and are dependent on third parties for the supply of wood fibre required for our paper manufacturing operations.

Approximately 67% of our fibre is provided by five suppliers. Our fibre supply could be reduced as a result of events beyond our control, including industrial disputes, natural disasters and material curtailments and shutdown of operations by suppliers for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and demand for lumber. Weakness in the U.S. housing market could lead to production curtailment for B.C. lumber producers and result in a reduction in residual fibre supply available to us.

We source a significant quantity of our fibre from the interior of B.C. The current mountain pine beetle infestation in the B.C. interior is expected to reduce the long-term fibre supply in the B.C. interior and could have a significant impact on the availability, quality and cost of fibre.

Approximately 68% of our fibre is sourced under long-term fibre agreements with third parties with pricing based on market prices or on prices determined under market-based formulas. Given that the market price for fibre varies due to external factors, there is a risk that we will not continue to have access to wood fibre at previous levels or pricing.

Aboriginal groups have claimed aboriginal title over substantial portions of B.C.'s timberlands, including areas where the forest tenures held by our suppliers are located. Although the renewal of forest tenures held by our suppliers may be adversely affected by claims of aboriginal title, the specific impact cannot be estimated at this time

We are dependent on the supply of certain raw materials

In addition to wood fibre, we are dependent on the supply of certain chemicals and raw materials used in our manufacturing processes. Any material disruption in the supply of these chemicals or raw materials could affect our ability to meet customer demand in a timely manner and harm our reputation, and any material increase in the cost of these chemicals or other raw materials could negatively affect our business and the results of our operations.

We have incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations

As of December 31, 2013 we had recorded net losses in 10 of the last 12 quarters. These losses were driven by reduced prices, weak market demand, production curtailments, general inflationary pressure and increased input costs and a strong Canadian dollar. Should we be unable to return to sustained profitability, cash generated through operations may be insufficient to meet operating cash requirements, requiring increased reliance on the ABL Facility to fund operating costs. If sufficient funding is not available under the ABL Facility, then additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements. The failure to obtain such funding could adversely affect our operations and our ability to maintain compliance with covenants under the ABL Facility, the 2017 Notes, and the Exit Notes.

Labour disruptions could have a negative impact on our business

Labour disruptions could occur and have a negative impact on our business. Our labour agreements with Unifor and PPWC for our manufacturing facilities expire on April 30, 2017 and the labour agreement with Unifor for our distribution facility expires on March 31, 2015. We do not anticipate labour disruptions in our operations in 2014.

We are dependent on third party transportation providers

We are dependent on third party service providers for the transportation of our raw materials and products by rail, truck, barge or ship. Material disruptions in the operations of our transportation service providers due to weather, seasonal impacts, labour disruptions or other factors could negatively affect our ability to meet customer demand in a timely manner and result in increased costs and a material adverse impact on our business, the results of our operations and reputation.

Claims of aboriginal title and rights in Canada may affect our operations

The ability to operate our mills in Canada may be affected by claims of aboriginal rights and title by aboriginal groups. The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties (such as us) will not be affected by treaty negotiations. The Powell River mill site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C. While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised us that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, we expect that it would be many years before a final court decision could be rendered if the proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect decision, such as a decision to issue or amend a regulatory permit, which may affect aboriginal groups' rights or title. This duty of consultation and accommodation may affect our ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.

Increases in energy costs could have a negative impact on our business

Our operations consume a significant amount of electricity, natural gas and fuel oil. Increases in prices for these commodities can increase manufacturing costs and have an adverse impact on our business and results of our operations.

Although our electricity supply agreements are provincially regulated and pricing has historically been stable, B.C. Hydro and Power Authority ("B.C. Hydro") in recent years has sought, and to some extent achieved, rate increases above historical levels. In the past three years, rate increases totaled 27% which added $30 million to our costs annually. In November, 2013 the British Columbia government announced a proposed 10 year electricity plan commencing in April, 2014. Based on our 2013 electricity consumption levels, this plan could result in an increase from 2013 levels in our electricity costs from 2013 levels totaling 27% over the first four years of the plan which results in increases in electricity costs of approximately $14 million in the first year of the plan, approximately $24 million in the second year of the plan and approximately $34 million per year in each of the next two years of the plan. If the plan is implemented in its present form, rate increases at these levels will have an impact on our earnings. We have mitigated some of the impact of rate increases in the past through reductions in usage at the highest incremental power rate and intend to further mitigate rate increases by implementing energy conservation projects and increasing our capacity to self-generate electricity. Although we are working with government and BC Hydro to identify and explore options and solutions to mitigate the effect of these increases, there can be no assurance that we will be able to eliminate or mitigate our exposure to the effect of all the rate increases.

Since oil and natural gas are purchased on spot markets, their prices fluctuate significantly due to various external factors. We manage our exposure to the price volatility for these fuels by using lower priced alternatives where feasible and in some circumstances through the use of financial instruments and physical supply agreements under a hedging program. There is, however, no assurance that we will be successful in eliminating or mitigating exposure to price volatility for these fuels.

We are subject to significant environmental regulation

We are subject to extensive environmental laws and regulations that impose stringent requirements on our operations, including, among other things, air emissions, liquid effluent discharges, water regulation, the storage, handling and disposal of hazardous materials and wastes, remediation of contaminated sites and landfill operation and closure obligations. It may be necessary for us to incur substantial costs to comply with such environmental laws and regulations.

Some of our operations are subject to stringent permitting requirements and from time to time we face opposition to construction or expansion of proposed facilities, such as landfills. We may discover currently unknown environmental liabilities in relation to our past or present operations or at our current or former facilities, or we may be faced with difficulty in obtaining project approvals in the future. These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in government or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

Pulp and paper mills use significant amounts of water in their manufacturing operations. The British Columbia government is reviewing its water regulation legislation which may result in increased fees for water use and cost increases for measurement and reporting. It is too early to determine the impact on the company since the level of such increases has not been determined.

Our operations may be affected by the regulation of greenhouse gases (GHG) in Canada:

- The Federal government has indicated its intent to regulate GHG emissions on a sector by sector basis in order to achieve their targeted reduction of 17% by 2020 based on 2005 emissions. The pulp and paper sector limits are expected to be based on an appliance basis where benchmarks are set for each type of combustion equipment. It is unknown what the federal government's final position on this initiative will be, as the requirements have not been enacted into law but we may be required to incur additional capital expenditures to comply with these requirements.

- British Columbia is a signatory to the Western Climate Initiative, a collaboration of four provinces and currently one U.S. state (California), whose mandate is to achieve a 15% reduction in GHGs below 2005 levels among member entities by 2020. In addition, the B.C. government has announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. B.C. has not issued regulations for this GHG reduction program at this time. It is too early to determine the impact on the company under such a program.

The finalization of Canadian federal and provincial climate change regulation may depend on regulatory initiatives undertaken in the U.S. The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce GHG emissions through the Clean Air Act but the timing of the implementation of any national limits is uncertain.

The B.C. government imposed a broad based carbon tax on fossil fuels in 2008 which reached its maximum of $30/tonne of carbon dioxide equivalent emissions in 2012. The impact of the carbon tax depends on our ability to decrease the use of fossil fuel. For the year ended December 31, 2013 we paid $5.9 million in carbon taxes on our fossil fuel purchases.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate change-related concerns. If, to the extent we operate or offer our products for sale in such jurisdictions, we may be required to incur additional capital expenditures, operating costs or mitigating expenses, such as carbon taxes, to comply with any such initiatives.

Equipment failures and the need to increase capital and maintenance expenditures could have a negative impact on our business

Our business is capital intensive. Our annual capital expenditure requirements vary due to differing requirements for current maintenance, expansion, business capital and environmental compliance and future projects. We regularly carry out maintenance on our manufacturing equipment but key components may still require repair or replacement. The costs associated with such maintenance and capital expenditures or our inability to source the necessary funds to enable us to maintain or upgrade our facilities as required could have an adverse effect on our business and operations.

In addition, we may from time to time temporarily suspend operations at one or more facilities to perform necessary maintenance or carry out capital projects. These temporary suspensions could affect the ability to meet customer demand in a timely manner and adversely affect our business.

We may be subject to litigation which could result in unexpected costs and expenditure of time and resources

We may from time to time be subject to claims and litigation proceedings generally associated with commercial and employment law issues. Given that these claims are subject to many uncertainties and the inability to predict with any certainty their outcomes and financial impacts, there is no guarantee that actions that may be brought against us in the future will be resolved in our favour or covered by our insurance. Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to our operations and business.

The Snowflake mill sources water from groundwater wells in the vicinity of the Little Colorado River for its process requirements. The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County. The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and sources. There are more than 3,500 participants.. Native American tribes and the United States government contend that the Snowflake mill's withdrawal and use of groundwater impermissibly interferes with water rights to the Little Colorado River. We dispute this contention. However, an adverse determination could result in claims for damages that may be materially adverse to us.

In addition, securities class-action litigation often has been brought against public companies following periods of volatility in the market price of their securities. It is possible that we could be the target of similar litigation in future. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

We extend trade credit to our customers and they may not pay us promptly or in full

We extend trade credit to many purchasers of our products and rely on their creditworthiness. Some of these customers operate in highly competitive, mature, cyclical or low-margin businesses and some are highly leveraged financially or are experiencing negative cash flows which may result in them needing to refinance, restructure or file for bankruptcy protection or bankruptcy. We will typically have a greater number of such customers during economic downturns. The failure of such customers to pay us promptly and in full under the credit terms we extend to them could have a material adverse impact on our operating cash flows.

We are dependent upon certain of our management personnel

The success of our operations is influenced to a significant degree by our ability to attract and retain senior management with relevant industry experience. Successful implementation of our business strategy is dependent on our ability to attract and retain our executive officers and management team. The unexpected loss of services of any key management personnel or the inability to recruit and retain qualified personnel in the future could have an adverse effect on our business and financial results.

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for our products

Some of our customers are sensitive to issues associated with harvesting of old growth forests and require us to supply products that are not produced from these forests. A growing number of customers want to purchase products that originate from sustainable managed forests as validated by certification programs. We have implemented The Forest Stewardship Council chain-of-custody system to verify that selected paper products at our Crofton, Port Alberni and Powell River mills contain 100% certified wood fibre, but we may be required to implement additional or more stringent chain-of-custody certification programs with increased costs to meet our customers' demands. Demand for our products may be adversely affected if we do not implement such programs or if we become subject to organized boycotts or similar actions by environmental or other groups.

Our insurance has limitations and exclusions

We maintain insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our own. The insurance policies are subject to limits and exclusions. Damage to or destruction of our facilities could accordingly exceed the limits of our policies or be subject to policy exclusions.

Our mills are located in seismically active areas

Our three operating mills are situated adjacent to the ocean on the south coast of B.C. This is a seismically active area and these mills and the surrounding transportation infrastructure are accordingly susceptible to risk of damage or destruction caused by earthquakes and tsunamis. Our insurance may not cover the total losses associated with damage or destruction caused by an earthquake or tsunami, and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable.

Post-retirement plan obligations may affect our financial condition

We maintain defined benefit pension plans and other post-retirement benefit plans for certain retired employees. As at December 31, 2013 the underfunded liability associated with the defined benefit pension plans was $117.3 million and the underfunded liability associated with the other post-retirement benefit plans was $151.8 million. Funding requirements for these plans are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits. In 2014, we are required to contribute $4.5 million towards the underfunded liability of the defined benefit pension plans. Although we expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan, no assurance can be made that the underfunded liability under these plans will not be materially adverse to us in the future.

A change in our legal control could be materially adverse

We have outstanding US$250 million of 2017 Notes and US$19.4 million of Exit Notes. If a Change of Control (as such term is defined in the indentures governing these notes) occurs, we are required to make an offer to purchase all outstanding notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of payment, in accordance with the procedures set out in the indentures. We may not have sufficient financial resources to fund any such repurchase.

17. GOVERNANCE AND MANAGEMENT SYSTEMS

CORPORATE GOVERNANCE

Our senior governing body is made up of a seven-member Board of directors and three Board committees. The individuals who make up our Board and serve on our committees provide high-level stewardship, supervise corporate management, and ensure our information-disclosure requirements are met.

Our corporate directors are responsible for increasing and preserving shareholder value and fostering our long-term success, while considering the interests of a range of shareholders. This involves assessing risks and performance relating to both financial and non-financial measures.

BOARD COMMITTEES

Our three standing Board committees consist of an audit committee, an environmental health and safety committee and a governance, human resources and compensation committee. These committees establish principles, evaluate compliance and monitor performance in these areas. Designated executives and senior operational leaders report to these committees quarterly.

The governance, human resources and compensation committee is responsible for best-practices monitoring, annual board effectiveness evaluations, and director development.

As of the end of 2013, six of seven directors, including the Board chair and excepting only the president and CEO, were independent.

RISK AND MANAGEMENT SYSTEMS

We recognize the importance of good risk and management systems. We maintain a comprehensive inventory of major risks and management responses, including probability and severity assessments, which are reviewed by our Board's audit committee every year.

CODE OF CONDUCT

We have a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2013.

Our governance practices meet or exceed the effective governance guidelines of our listing stock exchange. For more information on our governance, visit http://catalystpaper.com/about/governance.

18. SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in:

PRODUCT PRICE

Our products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with price changes on specialty printing paper grades and newsprint having the greatest effect.

FOREIGN EXCHANGE

Our products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, we are exposed to foreign currency risk on accounts receivable and future sales.

ENERGY COSTS

Our earnings could be significantly affected by changes in prices and terms of energy-supply contracts, as we are a significant consumer of electrical power, fossil fuels and input materials whose pricing is highly correlated to energy costs.

FREIGHT COSTS

Our earnings could be significantly affected by changes in the cost of freight, which is highly corrected with fuel prices. Fuel prices fluctuate significantly and are sensitive to general economic factors such as supply shocks and global economic growth.

FIBRE

Our supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, hog fuel and ONP.

Our adjusted EBITDA, net earnings and earnings per share are estimated to be affected by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per share amounts)	Adjusted EBITDA [1]		Net earnings [2]		Earnings per share	
Product prices [3]						
A US$10 per tonne change in the sales price of:						
Specialty printing papers	$	8	$	6	$	0.40
Newsprint		3		2		0.16
Pulp		3		2		0.16
Foreign exchange [4]						
A US$0.01 change in the U.S. dollar relative to the Canadian dollar		7		5		0.37
Energy cost sensitivity [5]						
A 5% change in the price of:						
Natural gas and oil – direct purchases		1		1		0.06
Electricity – direct purchases		7		5		0.37
Freight cost sensitivity						
A US$5/bbl change in the price of West Texas Int. (WTI) Oil		3		2		0.16
Fibre sensitivity [5]						
A US$5 per unit change in the price of:						
Wood chips (bone dry tonnes)		8		6		0.40

1 Refer to section 12, *Non-GAAP measures*.

2 Based on an expected long-term tax rate of 26%.

3 Based on annualized sales of Q4 2013 and foreign exchange rate of US$0.95.

4 Based on Q4 2013 annualized net cash flows and a movement to US$0.96 from US$0.95 and excluding our hedging program and the impact of the translation of U.S. dollar denominated debt.

5 Based on Q4 2013 annualized consumption levels and an exchange rate of US$0.95.

19.   OUTLOOK

ECONOMY

The global economies stabilized in 2013 lead by a rebound in the United States and continued growth in China. The U.S. economy is expected to improve in 2014 led by employment gains and a housing market recovery. A mix of a strengthening U.S. economy and a weakening Canadian economy has resulted in some weakness in the Canadian dollar. The continued volatility of the Canadian dollar may significantly impact our operating and net earnings, cash flow and liquidity.

MARKETS

Specialty printing paper markets are expected to remain challenging in 2014 with the continued migration to electronic media. Demand for coated and uncoated mechanical is expected to drop in 2014. Operating rates and prices for coated and uncoated mechanical are expected to weaken in the first half of 2014 before the seasonally stronger second half of the year. Demand for directory paper will continue to decline due to paper conservation moves by publishers and migration to electronic media. Poor demand conditions and weaker operating rates for directory paper are expected to lead to slightly lower prices for 2014 compared to 2013.

Newsprint demand in 2014 is expected to contract further due to declining circulation, page count reductions, conservation measures by publishers, and continued migration of information and advertising to the Internet. North

America exports are expected to be similar in 2014 to the previous year and recent capacity conversions and closures are expected to keep prices stable in the first quarter. Newsprint prices for the remainder of the year will depend on the supply and demand balance.

The NBSK market improved in the fourth quarter with the implementation of a number of price increases. The momentum of these price increases is expected to continue into the first quarter of the year. Balanced inventories and a growing Chinese economy are expected to increase demand for pulp; however, increased hardwood pulp capacity increases in 2014 may reduce operating rates and pulp prices. Chinese buying patterns and requirements are expected to continue to drive the market in 2014.

OPERATIONS AND CAPITAL SPENDING

Price pressure for key inputs is expected to be marginal with the exception of power where we are expecting to see rate increases from BC Hydro and furnish where we are seeing increased fibre costs as a result of higher pulp markets. Labour, fossil fuel, chemicals are expected to be similar to 2013. We expect maintenance costs for 2014 to be similar to 2013 levels.

The company commenced hedging a portion of its U.S. dollar denominated sales in the first quarter of 2014 in accordance with its policy to manage currency risk when the Canadian dollar declined below US$0.90.

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2014:

	2014									
	Q1		Q2		Q3		Q4		Total	
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impacet	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impace	Mtce Cost ($mm)
Alberni										
TMO	–	–	–	–	–	–	–	–	–	–
Boilers	–	–	–	0.2	–	1.6	–	0.2	–	2.0
Crofton										
TMO	–	–	–	–	–	–	–	–	–	–
Pulp	–	–	6,100	6.3	–	–	7,800	6.5	13,900	12.8
Boilers	–	–	–	–	–	3.6	–	–	–	3.6
Powell										
TMO	–	–	–	–	9,800	1.0	–	–	9,800	1.0
Capital	–	–	–	–	–	–	–	–	–	–
Boilers	–	–	–	–	–	3.1	–	–	–	3.1
Total	–	–	6,100	6.5	9,800	9.3	7,800	6.7	23,700	22.5

The Crofton No. 1 machine will continue to be indefinitely curtailed in 2014.

Capital spending is expected to be approximately $20 million in 2014; however, capital will be managed to balance cash flow.

Q1, 2014 costs are expected to be similar to Q4, 2013 in specialties and newsprint, and lower in pulp as a result of not having a major maintenance shutdown in Q1, 2014.

LIQUIDITY, DEBT MATURITIES AND COVENANTS

We do not currently anticipate any significant uses of cash in 2014 other than for our operations, working capital fluctuations, interest payments, pension funding of the Salaried DB Plan and the PACE Industry Union-Management multi-employer pension plan.

20.   2014 KEY OBJECTIVES

In 2014, we will focus on objectives and initiatives in four areas:

SOCIAL

- Safety: 20% reduction in medical incidents and LTIs vs. 2013, with the long term goal of achieving top quartile performance (MIR < 1.0).
- Establish Catalyst as employer of choice and develop best in class employee recruitment and retention programs.

FINANCIAL

- Deliver cash flow positive results in 2014.
- Reduce interest cost and debt levels.
- Mitigate the impact of energy cost rate increases.
- Continuously reduce costs and improve productivity in all of our operations through identifying and implementing opportunities for operational improvement and efficiency, capital planning and cost reviews.

COMMERCIAL

- Expand geographic reach of Catalyst Paper into emerging world markets of Latin America and Asia.
- Continue growth of new value added paper products (Marathon Lite and Ascent as the top two priorities).
- Increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the west.

ENVIRONMENTAL

- Work with community stakeholders to identify and implement sustainable watershed management solutions.
- Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

21.   DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2013. Based on the evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the *United States Securities Exchange Act of 1934*, as amended (the *U.S. Exchange Act*) – are effective as at December 31, 2013.

It should be noted that while our disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, our chief executive officer and chief financial officer do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in our internal control over financial reporting during the period ended December 31, 2013 that materially affected or are reasonably likely to materially affect our internal control over financial reporting. On March 20, 2013, we sold our interest in PREI, a variable interest entity in which we were the primary beneficiary until the sale of our interest. As a result, our disclosure controls and procedures and internal controls no longer apply to the financial reporting of PREI and there is no need to reference any exclusion of the controls, policies and procedures of PREI going forward.

Section 404 of the United States *Sarbanes-Oxley Act*, Management Assessment of Internal Controls (Section 404), continues to require that management (a) has the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assesses and reports on the effectiveness of internal control over financial reporting annually. As of December 31, 2013 management has assessed the effectiveness of the company's internal control over financial reporting. Based on this assessment, management has determined the company's internal control over financial reporting was effective as of December 31, 2013 and issued Management's Report on Financial Statements and Assessment of Internal Control over Financial Statements dated March 4, 2014 to that effect.

The Board of directors' Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A. Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

Additional information about the company, including our most recent Annual Information Form, is available on our website at www.catalystpaper.com, or on the Canadian Securities Administrators' electronic filing website at www.sedar.com.

MANAGEMENT'S RESPONSIBILITY

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS AND ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Catalyst Paper Corporation's management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with U.S. generally accepted accounting principles and reflect management's best judgments and estimates. Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting. The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting includes processes and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;
- provide reasonable assurance that receipts and expenditures of the company are appropriately authorized by the company's management and directors; and
- provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2013. Management based this assessment on the criteria for internal control over financial reporting described in the "Internal Control – Integrated Framework 1992" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the company's Board of directors.

Based on this assessment, management determined that as of December 31, 2013 the company's internal control over financial reporting was effective.

The Board of directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of four non-management members of the Board of directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls, and internal and external auditing functions.

These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.



Joe Nemeth
President and

Brian Baarda
Vice-President, Finance Chief Executive Officer

Vancouver, Canada
March 4, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Catalyst Paper Corporation

We have audited the accompanying consolidated balance sheets of Catalyst Paper Corporation as of December 31, 2013 (Successor), December 31, 2012 (Successor) and September 30, 2012 (Successor), and the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficiency) and cash flows for the year ended December 31, 2013 (Successor), the three-month period ended December 31, 2012 (Successor), the nine-month period ended September 30, 2012 (Predecessor) and for the year ended December 31, 2011 (Predecessor). These consolidated financial statements are the responsibility of Catalyst Paper Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 5 to the consolidated financial statements, Catalyst Paper Corporation and all of its subsidiaries and partnership emerged from creditor protection proceedings on September 13, 2012. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with Predecessor prior periods, as described in Note 1.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalyst Paper Corporation as of December 31, 2013 (Successor), December 31, 2012 (Successor), and September 30, 2012 (Successor), and its consolidated results of operations and its consolidated cash flows for the year ended December 31, 2013 (Successor), the three-month period ended December 31, 2012 (Successor), the nine-month period ended September 30, 2012 (Predecessor) and for the year ended December 31, 2011 (Predecessor) in conformity with US generally accepted accounting principles.

Chartered Accountants

KPMG LLP

Vancouver, Canada
March 4, 2014

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	Successor		
	As at December 31,		As at September 30,
	2013	2012	2012
Assets			
Current assets			
Cash and cash equivalents	**$ 12.1**	$ 16.6	$ 12.2
Restricted cash	**–**	0.7	3.7
Accounts receivable (note 9)	**116.5**	114.0	140.8
Inventories (note 10)	**140.2**	125.0	131.5
Prepaids and other (note 11)	**4.5**	8.9	13.0
Assets held for sale (note 8)	**5.7**	34.3	56.2
	279.0	299.5	357.4
Property, plant and equipment (note 12)	**412.2**	611.6	614.1
Goodwill (note 13)	**–**	56.7	56.7
Other assets (note 14)	**8.9**	11.0	11.9
	$ 700.1	$ 978.8	$ 1,040.1
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities (note 15)	**$ 119.7**	$ 113.8	$ 97.5
Current portion of long-term debt (note 16)	**2.0**	6.6	6.7
Liabilities associated with assets held for sale (note 8)	**–**	15.2	14.8
	121.7	135.6	119.0
Long-term debt (note 16)	**301.8**	422.0	458.9
Employee future benefits (note 17)	**254.9**	289.7	300.4
Other long-term obligations (note 18)	**8.8**	8.9	9.0
	687.2	856.2	887.3
Equity			
Shareholders' equity			
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2012 – 14,527,571 and September 30, 2012 – 14,400,000 shares)	**144.9**	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	**–**	–	–
Deficit	**(162.8)**	(35.2)	–
Accumulated other comprehensive income (note 20)	**30.8**	6.6	–
	12.9	116.3	144.9
Non-controlling interest (note 7)	**–**	6.3	7.9
	12.9	122.6	152.8
	$ 700.1	$ 978.8	$ 1,040.1

Commitments, guarantees and indemnities, and gain contingencies (notes 28, 29 and 30)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:



Joe Nemeth
Director

Walter Jones
Director

CATALYST PAPER CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(In millions of Canadian dollars, except where otherwise stated)

	Successor		Predecessor	
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Year ended December 31, 2011
Sales	$ **1,051.4**	$ 260.5	$ 797.7	$ 1,079.7
Operating expenses				
Cost of sales, excluding depreciation and amortization	**970.9**	245.6	718.0	970.7
Depreciation and amortization	**47.0**	12.9	23.4	105.5
Selling, general and administrative	**33.2**	7.7	26.2	40.3
Restructuring (note 21)	**1.2**	–	5.3	5.9
Impairment and other closure costs (note 6)	**86.9**	–	–	661.8
	1,139.2	266.2	772.9	1,784.2
Operating earnings (loss)	**(87.8)**	(5.7)	24.8	(704.5)
Interest expense, net (note 22)	**(37.4)**	(11.6)	(60.3)	(73.2)
Foreign exchange gain (loss) on long-term debt	**(18.8)**	(3.2)	24.0	(9.7)
Other income (expense), net (note 23)	**14.9**	0.1	(2.6)	(2.1)
Loss before reorganization items and income taxes	**(129.1)**	(20.4)	(14.1)	(789.5)
Reorganization items, net (note 5)	**(1.2)**	(3.2)	666.9	–
Income (loss) before income taxes	**(130.3)**	(23.6)	652.8	(789.5)
Income tax expense (recovery) (note 19)	**0.1**	0.2	(1.1)	(8.4)
Earnings (loss) from continuing operations	**(130.4)**	(23.8)	653.9	(781.1)
Earnings (loss) from discontinued operations, net of tax (note 8)	**3.1**	(12.9)	(3.6)	(195.5)
Net earnings (loss)	**(127.3)**	(36.7)	650.3	(976.6)
Net (earnings) loss attributable to non-controlling interest (note 7)	**(0.3)**	1.5	(31.9)	2.6
Net earnings (loss) attributable to the company	$ **(127.6)**	$ (35.2)	$ 618.4	$ (974.0)
Basic and diluted net earnings (loss) per share from continuing operations attributable to the company's common shareholders (note 24) (in dollars)	$ **(9.01)**	$ (1.55)	$ 1.63	$ (2.04)
Basic and diluted net earnings (loss) per share from discontinued operations attributable to the company's common shareholders (note 24) (in dollars)	$ **0.21**	$ (0.89)	$ (0.01)	$ (0.51)
Weighted average number of the company's common shares outstanding (note 24) (in millions)	**14.5**	14.4	381.9	381.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions of Canadian dollars)

	Successor		Predecessor	
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Year ended December 31, 2011
Net earnings (loss)	$ **(127.3)**	$ (36.7)	$ 650.3	$ (976.6)
Other comprehensive income (loss), net of tax (expense) recovery:				
Employee future benefits liability adjustment				
Gross amount (note 17)	**24.2**	6.6	(32.0)	(47.0)
Tax (expense) recovery	**–**	–	–	0.3
Net amount	**24.2**	6.6	(32.0)	(46.7)
Reclassification of amortization of employee future benefits				
Gross amount	**–**	–	3.9	5.0
Tax (expense) recovery	**–**	–	(0.9)	(1.6)
Net amount	**–**	–	3.0	3.4
Reclassification of net (gain) loss on cash flow revenue hedges				
Gross amount	**–**	–	–	(1.4)
Tax (expense) recovery	**–**	–	–	0.4
Net amount	**–**	–	–	(1.0)
Other comprehensive income (loss) from continuing operations, net of taxes	**24.2**	6.6	(29.0)	(44.3)
Employee future benefits liability adjustment				
Gross amount	**–**	–	0.3	0.1
Tax (expense) recovery	**–**	–	–	(0.1)
Net amount	**–**	–	0.3	–
Reclassification of amortization of employee future benefits				
Gross amount	**–**	–	–	0.2
Tax (expense) recovery	**–**	–	–	(0.1)
Net amount	**–**	–	–	0.1
Foreign currency translation adjustments, net of related hedging activities				
Gross amount	**–**	–	4.0	0.4
Tax (expense) recovery	**–**	–	–	0.5
Net amount	**–**	–	4.0	0.9
Other comprehensive income (loss) from discontinued operations, net of taxes	**–**	–	4.3	1.0
Total comprehensive income (loss)	**(103.1)**	(30.1)	625.6	(1,019.9)
Comprehensive (income) loss attributable to non-controlling interest:				
Net (earnings) loss	**(0.3)**	1.5	(31.9)	2.6
Comprehensive (income) loss attributable to non-controlling interest	**(0.3)**	1.5	(31.9)	2.6
Comprehensive income (loss) attributable to the company	$ **(103.4)**	$ (28.6)	$ 593.7	$ (1,017.3)

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)
(In millions of Canadian dollars)

	Equity (deficiency) attributable to the company					Non-controlling interest (deficit)	Total
	Common stock		Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)		
	Number of shares	$					
Balance as at December 31, 2010 (predecessor)	381,753,490	$ 1,035.0	$ 16.6	$ (582.0)	$ (46.1)	$ (20.1)	$ 403.4
Common shares issued	146,960	0.2	(0.2)	–	–	–	–
Stock option compensation expense	–	–	0.2	–	–	–	0.2
Net loss	–	–	–	(974.0)	–	(2.6)	(976.6)
Distributions to non-controlling interest	–	–	–	–	–	(1.0)	(1.0)
Other comprehensive loss, net of tax	–	–	–	–	(43.3)	–	(43.3)
Balance as at December 31, 2011 (predecessor)	381,900,450	$ 1,035.2	$ 16.6	$ (1,556.0)	$ (89.4)	$ (23.7)	$ (617.3)
Stock option compensation expense	–	–	0.1	–	–	–	0.1
Net earnings	–	–	–	618.4	–	31.9	650.3
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive loss, net of tax	–	–	–	–	(24.7)	–	(24.7)
Common shares issued	14,400,000	144.9	–	–	–	–	144.9
Cancellation of Predecessor equity (deficiency)	(381,900,450)	(1,035.2)	(16.7)	937.6	114.1	–	(0.2)
Balance as at September 30, 2012 (successor)	14,400,000	$ 144.9	$ –	$ –	$ –	$ 7.9	$ 152.8
Common shares issued	127,571	–	–	–	–	–	–
Net loss	–	–	–	(35.2)	–	(1.5)	(36.7)
Distributions to non-controlling interest	–	–	–	–	–	(0.1)	(0.1)
Other comprehensive income, net of tax	–	–	–	–	6.6	–	6.6
Balance as at December 31, 2012 (successor)	14,527,571	$ 144.9	$ –	$ (35.2)	$ 6.6	$ 6.3	$ 122.6
Net loss	–	–	–	(127.6)	–	0.3	(127.3)
De-recognition of non-controlling interest	–	–	–	–	–	(6.6)	(6.6)
Other comprehensive income, net of tax	–	–	–	–	24.2	–	24.2
Balance as at December 31, 2013 (successor)	**14,527,571**	**$ 144.9**	**$ –**	**$ (162.8)**	**$ 30.8**	**$ –**	**$ 12.9**

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of Canadian dollars)

	Successor		Predecessor	
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Year ended December 31, 2011
Cash flows provided (used) by:				
Operations				
Net earnings (loss)	$ **(127.3)**	$ (36.7)	$ 650.3	$ (976.6)
Items not requiring (providing) cash:				
Depreciation and amortization	**47.0**	12.9	23.4	112.4
Impairment and other closure costs (note 6)	**86.9**	8.2	3.3	823.6
Deferred income taxes (note 19)	**–**	0.1	(0.7)	(7.6)
Settlement gain on special pension portability election	**(2.6)**	–	–	–
Foreign exchange loss (gain) on long-term debt	**18.8**	3.2	(24.0)	9.7
Non-cash reorganization items	**0.5**	2.4	(707.4)	–
Non-cash interest on compromised notes	**–**	–	48.4	–
Employee future benefits, expense under cash contributions	**(7.0)**	(3.4)	(8.4)	(8.0)
Loss (gain) on disposal of property, plant and equipment	**(0.6)**	0.4	(6.7)	(0.1)
Gain on disposal of non-core assets [2]	**(12.3)**	–	–	–
Loss on purchase of Floating Rate Notes	**2.2**	–	–	–
Decrease in other long-term obligations	**(0.2)**	(0.1)	–	(3.1)
Other	**1.9**	0.2	2.6	(1.8)
Changes in non-cash working capital				
Accounts receivable	**(2.7)**	41.1	(22.9)	(14.3)
Inventories	**(14.7)**	11.6	8.7	(17.1)
Prepaids and other	**3.6**	4.5	(0.5)	7.6
Accounts payable and accrued liabilities	**(1.0)**	7.7	(10.1)	3.8
Cash flows provided (used) by operating activities	**(7.5)**	52.1	(44.0)	(71.5)
Investing				
Additions to property, plant and equipment	**(23.4)**	(10.4)	(12.2)	(19.7)
Proceeds from sale of property, plant and equipment	**0.8**	0.8	11.5	1.2
Proceeds from sale of non-core assets [2]	**51.4**	–	–	–
Decrease (increase) in restricted cash	**3.1**	3.4	(6.4)	–
Decrease (increase) in other assets	**(0.5)**	–	3.7	0.8
Cash flows provided (used) by investing activities	**31.4**	(6.2)	(3.4)	(17.7)
Financing				
Increase (decrease) in revolving loan	**(13.4)**	(40.0)	16.0	48.0
Redemption of senior notes	**–**	–	–	(25.8)
Purchase of Floating Rate Notes (note 16)	**(15.8)**	–	–	–
Proceeds on issuance of senior secured notes (note 16)	**–**	–	33.1	–
Deferred financing costs (note 16)	**–**	–	(9.3)	(2.4)
DIP financing costs	**–**	–	(3.8)	–
Decrease in other long-term debt	**(1.1)**	–	(0.9)	(0.9)
Share issuance costs	**–**	–	(0.2)	–
Cash flows provided (used) by financing activities	**(30.3)**	(40.0)	34.9	18.9
Cash and cash equivalents, increase (decrease) in the period	**(6.4)**	5.9	(12.5)	(70.3)
Cash and cash equivalents, beginning of period	**18.5**	12.6	25.1	95.4
Cash and cash equivalents, end of period [1]	$ **12.1**	$ 18.5	$ 12.6	$ 25.1
Supplemental disclosures:				
Income taxes paid (recovered)	**–**	–	(0.2)	0.1
Net interest paid	**36.8**	11.0	11.7	72.6
Common stock issued under stock option compensation plan	**–**	–	–	0.2
[1] Cash and cash equivalents included in assets held for sale	**–**	1.9	0.4	–

[2] Non-core assets disposed of for the year ended December 31, 2013 included the Elk Falls site, the Snowflake mill, the company's interest in Powell River Energy Inc, the Port Alberni wastewater treatment facility, and two parcels of Poplars land

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION
CONSOLIDATED BUSINESS SEGMENTS
(In millions of Canadian dollars)

Year ended December 31, 2013 (successor)	Specialty printing papers		Newsprint		Pulp		Corporate adjustments		Consolidated	
Sales to external customers	$	635.1	$	192.3	$	224.0	$	–	$	1,051.4
Inter-segment sales		–		–		24.8		(24.8)		–
Depreciation and amortization		40.4		5.1		1.5		–		47.0
Restructuring (note 21)		0.6		0.4		0.2		–		1.2
Impairment and other closure costs (note 6)		86.9		–		–		–		86.9
Operating earnings (loss)		(102.3)		8.4		6.1		–		(87.8)
Total assets		464.0		149.9		86.2		–		700.1
Additions to property, plant and equipment		15.4		2.0		6.0		–		23.4

Three months ended December 31, 2012 (successor)	Specialty printing papers		Newsprint		Pulp		Corporate adjustments		Consolidated	
Sales to external customers	$	171.8	$	44.0	$	44.7	$	–	$	260.5
Inter-segment sales		–		–		7.1		(7.1)		–
Depreciation and amortization		11.2		1.4		0.3		–		12.9
Operating earnings (loss)		1.2		2.4		(9.3)		–		(5.7)
Total assets		710.5		182.6		85.5		0.2		978.8
Additions to property, plant and equipment		6.5		1.8		2.1		–		10.4

Nine months ended September 30, 2012 (predecessor)	Specialty printing papers		Newsprint		Pulp		Corporate adjustments		Consolidated	
Sales to external customers	$	503.8	$	134.1	$	159.8	$	–	$	797.7
Inter-segment sales		–		–		22.5		(22.5)		–
Depreciation and amortization		18.9		2.7		1.8		–		23.4
Restructuring (note 21)		2.9		0.8		1.6		–		5.3
Operating earnings (loss)		19.3		11.7		(6.2)		–		24.8
Total assets		761.1		193.4		85.4		0.2		1,040.1
Additions to property, plant and equipment		9.2		1.2		1.8		–		12.2

Year ended December 31, 2011 (predecessor)	Specialty printing papers		Newsprint		Pulp		Corporate adjustments		Consolidated	
Sales to external customers	$	690.4	$	141.3	$	248.0	$	–	$	1,079.7
Inter-segment sales		–		–		39.3		(39.3)		–
Depreciation and amortization		81.3		9.1		15.1		–		105.5
Restructuring (note 21)		4.0		0.8		1.1		–		5.9
Impairment and other closure costs (note 6)		507.2		71.1		83.5		–		661.8
Operating loss		(565.1)		(69.2)		(70.2)		–		(704.5)
Total assets		432.0		216.5		75.8		13.3		737.6
Additions to property, plant and equipment		9.2		6.1		4.4		–		19.7

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER 2013 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS

(In millions of Canadian dollars)

Year ended December 31, 2013 (successor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:				
Canada	$ 79.9	$ 41.7	$ –	$ 121.6
United States	483.8	40.1	–	523.9
Asia and Australasia	36.9	42.3	223.8	303.0
Latin America	34.5	68.2	–	102.7
Europe and other	–	–	0.2	0.2
	$ 635.1	$ 192.3	$ 224.0	$ 1,051.4

Three months ended December 31, 2012 (successor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:				
Canada	$ 25.4	$ 12.9	$ –	$ 38.3
United States	122.6	9.1	–	131.7
Asia and Australasia	14.3	11.4	43.7	69.4
Latin America	9.5	10.6	–	20.1
Europe and other	–	–	1.0	1.0
	$ 171.8	$ 44.0	$ 44.7	$ 260.5

Nine months ended September 30, 2012 (predecessor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:				
Canada	$ 78.4	$ 31.1	$ –	$ 109.5
United States	356.6	27.5	–	384.1
Asia and Australasia	38.2	38.1	158.2	234.5
Latin America	30.2	37.4	–	67.6
Europe and other	0.4	–	1.6	2.0
	$ 503.8	$ 134.1	$ 159.8	$ 797.7

Year ended December 31, 2011 (predecessor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:				
Canada	$ 120.2	$ 36.4	$ 4.6	$ 161.2
United States	484.7	26.9	–	511.6
Asia and Australasia	38.7	34.8	243.3	316.8
Latin America	45.1	43.2	–	88.3
Europe and other	1.7	–	0.1	1.8
	$ 690.4	$ 141.3	$ 248.0	$ 1,079.7

	Successor		
	As at December 31,		As at September 30,
	2013	2012	2012
Property, plant and equipment by geographic location:			
Canada	**$ 412.2**	**$ 611.6**	$ 614.1
	$ 412.2	**$ 611.6**	$ 614.1

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

1. NATURE OF OPERATIONS AND BASIS OF PREPARATION

Catalyst Paper Corporation, together with its subsidiaries and partnership (collectively, the "company") is a specialty mechanical printing papers and newsprint producer in North America. The company operates in three business segments.

Specialty printing papers   –   Manufacture and sale of mechanical specialty printing papers

Newsprint   –   Manufacture and sale of newsprint

Pulp   –   Manufacture and sale of long-fibre Northern Bleached Softwood Kraft ("NBSK") pulp

The business segments of the company are strategic business units that offer different products. They are managed separately because each business requires different technology, capital expenditures, labour expertise and marketing strategies. Each segment is a significant component of the company's sales and operating earnings. The company owns and operates three manufacturing facilities located in the province of British Columbia (B.C.), Canada. Inter-segment sales consist of pulp transfers at market prices. The primary market for the company's paper products is North America. The primary markets for the company's pulp products are Asia and Australasia.

Creditor protection proceedings

Catalyst Paper Corporation and all of its subsidiaries and partnership successfully emerged from creditor protection proceedings under the Companies' Creditors Arrangement Act (CCAA) and Chapter 15 of Title 11 of the US Bankruptcy Code on September 13, 2012. The implementation of a plan of arrangement (Plan) and the application of fresh start accounting materially changed the carrying amounts and classifications reported in the company's financial statements, and resulted in the company effectively becoming a new entity for financial reporting purposes. Accordingly, the company's consolidated financial statements for periods prior to September 30, 2012 are not comparable to consolidated financial statements prepared for periods subsequent to September 30, 2012. References to Successor or Successor company refer to the company on or after September 30, 2012, and references to Predecessor or Predecessor company refer to the company prior to September 30, 2012. For additional information on the company's emergence from creditor protection proceedings, see note 5, *Creditor protection proceedings related disclosures.*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the company are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

(a) Basis of consolidation

The consolidated financial statements include the accounts of the company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships. All inter-company transactions and amounts have been eliminated on consolidation.

(b) Variable interest entities

Variable interest entities (VIE) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The company consolidated the accounts of VIEs where it has been determined that the company is the primary beneficiary, defined as the party that has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and has an obligation to absorb losses and receive benefits of that VIE.

On March 20, 2013 the company sold its 50.001% interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI) for proceeds of $33.0 million. Up to the date of sale, the company consolidated 100% of PREI's balances in its consolidated results as PREI was a variable interest entity in which the company was the primary beneficiary. The sale did not affect existing operating arrangements between the company and PREI, including the power purchase agreement, and the company will continue to purchase 100% of the power generated by PREI.

The company is no longer the primary beneficiary of PREI subsequent to the sale of its equity interest and the settlement of its affiliate loans. Although the power purchase agreement continues, the company does not own any of PREI's equity, does not control its Board of directors, and does not direct PREI's activities and operations to ensure that the terms of the power purchase agreement are met.

Subsequent to the sale of the company's interest in PREI, the power purchase agreement meets the definition of a lease under U.S. GAAP. The arrangement meets the criteria of a lease as fulfillment of the power purchase agreement is dependent on identified land and depreciable assets, consisting of PREI's integrated hydroelectric power generation, transmission and distribution system, and the power purchase agreement stipulates that the company buy 100% of the power output generated by these assets.

The lease was determined to be an operating lease, as opposed to a capital lease, and future operating lease payments will be recognized as a component of energy cost. The balances and accounts of PREI and the 50% included in non-controlling interest were derecognized on the date of sale, and a gain on sale was recognized for the difference between the net proceeds on sale after settlement of the affiliate loans and the book value of assets and liabilities derecognized.

(c)   Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, derivative financial instruments, pension and post-retirement benefits, bad debt and doubtful accounts, income taxes, restructuring costs, and commitment and contingencies, based on currently available information.

The enterprise value that was established as of the valuation date of September 30, 2012 incorporated numerous major assumptions including, but not limited to, the following:

- management's best estimate of future operating performance as of the valuation date,

- internal forecasts and external forecasts based on published reports of future exchange rates and product prices,

- a discount rate of 15% based on the estimated blended rate of return required by debt and equity investors of the company,

- the corporate income tax rate of approximately 25% represents an appropriate rate to apply to future earnings of the company, based on current and projected federal and provincial tax rates,

- a capital cost allowance (CCA) rate of 20% represents an appropriate depreciation rate to apply to capital assets in future periods.

Actual amounts could differ from estimates.

(d)   Going concern

The company is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the company's ability to continue as a going concern into the foreseeable future. The company has forecasted its cash flows for the next 12 months and believes that it has adequate liquidity in cash and available borrowings under its credit facilities to finance its operations without support from other parties over the next year. The company has concluded that substantial doubt does not exist as to the company's ability to continue as a going concern over the next fiscal year.

CATALYST PAPER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

(e)   Revenue recognition

The company recognizes revenues upon shipment when persuasive evidence of an arrangement exists, prices are fixed or determinable, title of ownership has transferred to the customer and collection is reasonably assured. Sales are reported net of discounts, allowances and rebates.

(f)   Shipping and handling costs

The company classifies shipping and handling costs to Cost of sales, excluding depreciation and amortization as incurred.

(g)   Translation of foreign currencies

The majority of the company's sales are denominated in foreign currencies, principally U.S. dollars (US$). Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

Up to September 30, 2012, the company had a foreign subsidiary that was considered to be self-contained and integrated within its foreign jurisdiction, and accordingly, used the U.S. dollar as its functional currency. Foreign exchange gains and losses arising from the translation of the foreign subsidiary's accounts into Canadian dollars (CDN$) were reported as a component of other comprehensive income (loss). Subsequent to the permanent closure of the Snowflake recycle mill operations on September 30, 2012, the company ceased to have a self-contained foreign operation and therefore no longer reports foreign exchange gains and losses as a component of other comprehensive income (loss).

(h)   Derivative financial instruments

The company uses derivative financial instruments in the management of foreign currency and price risk associated with its revenues, energy costs and long-term debt. It also uses interest rate swaps to manage its net exposure to interest rate changes. The company's policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The company accounts for its derivatives at fair value at each balance sheet date.

In a cash flow hedge, the changes in fair value of derivative financial instruments are recorded in Other comprehensive income (loss). These amounts are reclassified in the consolidated statement of earnings (loss) in the periods in which results are affected by the cash flows of the hedged item. Any hedge ineffectiveness is recorded in the consolidated statement of earnings (loss) when incurred. In a fair value hedge, hedging instruments are carried at fair value, with changes in fair value recognized in the consolidated statement of earnings (loss). The changes in fair value of the hedged item attributable to the hedged risk is also recorded in the consolidated statement of earnings (loss) by way of a corresponding adjustment of the carrying amount of the hedged items recognized on the balance sheet.

Effective October 1, 2011, the company no longer designates the foreign currency revaluation of a portion of its long-term debt as a hedge against the foreign currency exposure arising on the net investment in its foreign subsidiary, the Snowflake recycle mill operations. Subsequent to the permanent closure of the Snowflake mill on September 30, 2012 the company ceased to have a self-contained foreign operation.

(i)   Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months when acquired and are presented at fair value.

(j)   Inventories

Specialty printing papers, newsprint and pulp inventories are valued at the lower of three-month moving average cost or market. Wood chips, pulp logs and other raw materials are valued at the lower of cost or market. For raw materials to be used in the production of finished goods, market is determined on an

Amounts expressed in millions of Canadian dollars, except where otherwise stated

as-converted-to-finished-goods basis. Work-in-progress and operating and maintenance supplies and spare parts inventories are valued at cost. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead, and depreciation and amortization costs. In addition, cost includes freight costs to move inventory offsite.

(k) Repairs and maintenance costs

Repairs and maintenance, including costs associated with planned major maintenance, are charged to Cost of sales, excluding depreciation and amortization as incurred.

(l) Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization, including asset impairment charges. Interest costs for capital projects are capitalized. Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

Buildings	2.5% – 5.0%
Paper machinery and equipment	5.0% – 10.0%
Pulp machinery and equipment	5.0% – 10.0%

No depreciation is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are expensed as incurred.

Leasehold improvements are normally amortized over the lesser of their expected average service life and the term of the lease.

When property, plant and equipment are sold by the company, the historical cost less accumulated depreciation and amortization is netted against the sale proceeds and the difference is included in Other income (expense), net.

(m) Assets held for sale and discontinued operations

Assets and liabilities that meet the held-for-sale criteria are reported separately from continuing operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities, and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation.

(n) Goodwill

The carrying value of goodwill on December 31, 2013 was written off in accordance with an impairment test on long-lived assets (see Note 6, *Measurement uncertainty – impairment of long-lived assets*). Goodwill was measured at the amount that the company's enterprise value exceeded the fair value of its identified assets and liabilities with the application of fresh start accounting as of September 30, 2012.

(o) Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

The impairment loss, if any, is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.

Goodwill is tested for impairment on an annual basis. A company may first assess certain prescribed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test.

(p)   Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of Property, plant and equipment, and depreciation and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on a discounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(q)   Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

The company's obligations for the proper removal and disposal of asbestos products in its mills meet the definition of a conditional asset retirement obligation. That is, the company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations. The company's asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the company's mills, due in part to the company's maintenance procedures, and the fact that the company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the company's mills is indeterminate. As a result, the company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

The company's obligations to cover (cap) the surface areas of the landfills that are in operation at its mill sites meet the definition of an asset retirement obligation. Capping will prevent future environmental contamination when the landfills are no longer in active use. The company presently has active landfills at its Crofton and Powell River mill sites.

(r)   Deferred financing costs

Deferred costs related to the company's long-term debt are included in Other assets and amortized over the legal life of the related liability. Financing costs associated with modifications of long-term debt are expensed as incurred.

(s)   Stock-based compensation and other stock-based payments

Phantom share units granted to the company's key employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award's vesting period. Accrued compensation cost is a liability as potential entitlements are payable in cash, and therefore, compensation cost must be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the expense.

(t)   Income taxes

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

(u)   Employee future benefits

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. The company also sponsors other post-retirement benefit plans, covering health and dental benefits. The company recognizes assets or liabilities for the respective overfunded or underfunded statuses of its defined benefit pension plans and other post-retirement benefit plans on its consolidated balance sheet. Changes in the funding statuses that have not been recognized in the company's net periodic benefit costs are reflected in Accumulated other comprehensive income (loss) in the company's consolidated balance sheet. Net periodic benefit costs are recognized as employees render the services necessary to earn the pension and other post-retirement benefits.

The estimated cost for pensions and other employee future benefits provided to employees by the company is accrued using actuarial techniques and assumptions during the employees' active years of service. The net periodic benefit cost includes:

- the cost of benefits provided in exchange for employees' services rendered during the year;

- the interest cost of benefit obligations;

- the expected long-term return on plan assets based on the fair value for all asset classes;

- gains or losses on settlements or curtailments;

- the straight-line amortization of prior service costs and plan amendments included in accumulated other comprehensive income (AOCI) over the expected average remaining service lifetime (EARSL) of employees who are active as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average remaining life expectancy of the former employees; and

- the straight-line amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the EARSL of the active employees who are active as of the date such amounts are recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees.

The defined benefit plan obligations are determined in accordance with the projected benefit method, prorated on services.

Amounts paid to the company's defined contribution plans for salaried employees and to multi-employer industry-wide pension plans are expensed as incurred.

(v)   Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to the company for the period by the weighted average number of company common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted loss per share are the same.

(w)   Comparative figures

Comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

3.   RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

There were no new pronouncements issued by the Financial Accounting Standards Board (FASB) that impacted the company's consolidated financial results for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

4.   CHANGES IN FUTURE ACCOUNTING STANDARDS

There were no new pronouncements issued by the FASB that may materially impact the company's consolidated financial statements for future periods.

5.   CREDITOR PROTECTION PROCEEDINGS RELATED DISCLOSURES

Emergence from Creditor Protection Proceedings

On January 31, 2012, Catalyst Paper Corporation and certain of its subsidiaries obtained an Initial Order from the Supreme Court of British Columbia under the CCAA proceedings. The company applied for recognition of the Initial Order under Chapter 15 of Title 11 of the US Bankruptcy Code. The company entered into a Debtor-In-Possession (DIP) Credit Agreement, pursuant to which a DIP Credit Facility of approximately $175 million was confirmed by the Court.

The company successfully emerged from the creditor protection proceedings on September 13, 2012. The company met all of the conditions to implement the Plan by securing exit financing consisting of a new asset-based loan facility (ABL Facility) and new floating rate senior secured notes (Floating Rate Notes). Upon implementation of the Plan, the company was reorganized through the consummation of several transactions pursuant to which, among other things:

- The company's operations were continued in substantially the same form.

- Holders of the Predecessor company's 2016 Notes exchanged their US$390.4 million aggregate principal amount plus accrued and unpaid interest for:

    - US$250.0 million aggregate principal amount of senior secured notes due in 2017 that bear interest, at the option of the company, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK); and

    - 14.4 million new common shares, being approximately 100% of the company's issued and outstanding common shares, subject to dilution for (i) the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Plan, and (ii) a new management incentive plan.

- Holders of the Predecessor company's 2014 Notes exchanged their US$250.0 million aggregate principal plus accrued and unpaid interest for:

    - their pro rata share (calculated by reference to the aggregate amount of all claims of unsecured creditors allowed under the Plan) of 50% of the net proceeds following the sale of Catalyst Paper's interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI Proceeds Pool), or

    - if an equity election was made, their pro rata share of 600,000 new common shares (the Unsecured Creditor Share Pool).

- General creditors exchanged their general unsecured claims for:

    - their pro rata share of the PREI Proceeds Pool; or

    - if an equity election was made, their pro rata share of the Unsecured Creditor Share Pool; or

    - if a general unsecured claim was equal to or less than $10,000, or if a valid cash election was made and such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor's allowed claim (Cash Convenience Pool).

- All common shares and stock options of the Predecessor company outstanding prior to the reorganization were cancelled for no consideration and holders of such common shares did not receive any distribution under the Plan.

The company distributed $1.0 million to unsecured creditors in November 2012 as full and final settlement of claims comprising the Cash Convenience Pool. The company issued 127,571 common shares to unsecured creditors in December as full and final settlement of claims comprising the Unsecured Creditor Share Pool. The company distributed $12.7 million to unsecured creditors who did not make an equity election as full and final settlement of their claims under the PREI Proceeds Pool (see note 7, *Variable interest entities*).

Fresh Start Accounting

The company applied fresh start accounting as of September 30, 2012. An enterprise value was established for the company and its assets and liabilities were restated at fair value. In accordance with fresh start accounting, the Predecessor company's common shares, additional paid-in-capital, deficit and accumulated other comprehensive loss were eliminated. The effects of the implementation of the Plan and the application of fresh start accounting were reflected in the company's consolidated balance sheet as of September 30, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Reorganization Items, Net

Expenses (including professional fees), realized gains and losses, and provisions for losses resulting from reorganization activities are reported separately from ongoing operations of the business in the consolidated statement of earnings (loss) as reorganization items.

The components of reorganization items, net are as follows:

	Successor		Predecessor
Reorganization items, net	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012
Professional fees [1]	$ 0.6	$ 1.8	$ 24.7
Gain due to plan of arrangement adjustments [2]	0.6	1.4	(456.0)
Gain due to fresh start accounting adjustments [3]	–	–	(328.3)
DIP financing costs [4]	–	–	3.8
Acceleration of ABL financing costs [5]	–	–	3.3
Provision for repudiated lease contract [6]	–	–	7.0
Write-off of debt discount, modification and issuance costs [7]	–	–	(11.0)
Adjustment to pre-petition accounts payable [8]	–	–	(4.8)
Adjustment to other post-employment benefits	–	–	2.4
Provision for labour union claims [9]	–	–	91.8
Other	–	–	0.2
Reorganization items, net from continuing operations	**1.2**	3.2	(666.9)
Gain due to plan of arrangement adjustments [2]	(0.1)	1.0	(7.1)
Gain due to fresh start accounting adjustments [3]	–	–	(0.1)
Adjustment to pre-petition accounts payable [8]	–	–	(1.9)
Provision for repudiated coal contract [6]	–	–	4.3
Reorganization items, net from discontinued operations	**(0.1)**	1.0	(4.8)
Total	**$ 1.1**	$ 4.2	$ (671.7)

1 Professional fees directly related to the creditor protection proceedings, ongoing monitoring and establishment of a reorganization plan, including legal, consulting and other professional fees.

2 Net gain recognized from application of the Plan as of September 30, 2012.

3 Net gain recognized from application of fresh start accounting in accordance with FASB ASC 852, *Reorganizations*, as of September 30, 2012.

4 Financing costs incurred in connection with entering into DIP Credit Agreement, including commitment fees, for the duration of the creditor protection proceedings.

5 Pursuant to the creditor protection proceedings, the company's former ABL Facility was replaced by the DIP Credit Facility which resulted in the acceleration of the remaining deferred unamortized financing costs on the former ABL Facility in earnings.

6 The company repudiated on a lease contract at its paper recycling operation which was closed in 2010, resulting in a $7.0 million adjustment to the allowed claims amount. The company repudiated on a coal contract at its Snowflake mill, discontinued on September 30, 2012, which resulted in adjustments for allowed claims of $4.3 million.

7 The company's secured and unsecured pre-petition debt balances were adjusted to the allowed claims amounts, defined as the outstanding principal plus accrued and unpaid interest, which resulted in the write-off of the unamortized discount, modification and debt issue costs on the 2014 Notes and 2016 Notes.

8 The company's pre-petition accounts payable were adjusted to the allowed claims amount.

9 The labour unions at the company's Canadian mills submitted unsecured claims as part of the creditor protection proceedings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

6.   MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

The company reviews its other long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The company tests for impairment using a two-step methodology as follows:

(i)   determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii)   if assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

The company tests its goodwill for impairment on an annual basis using a two-step impairment test at the reporting unit level. Reporting units of the company, defined as operating segments or one reporting level lower, are its one pulp and three paper mill operations. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 58.9% of total assets as at December 31, 2013. If future developments were to differ adversely from management's best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.

2013

On December 31, 2013, the company recognized an impairment charge of $56.7 million on goodwill and $30.2 million on property, plant and equipment.

The following table provides the components of the impairment and other closure costs:

Buildings, plant and equipment		
Port Alberni	$	17.3
Powell River		12.9
		30.2
Goodwill		56.7
Impairment and other closure costs	$	86.9

There were indicators of potential impairment of long-lived assets at December 31, 2013, including declines in current and forecasted paper prices and announced rate increases in future electric power purchases that may negatively impact future operating costs and profitability. Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill.

The full carrying value of goodwill was included in the Powell River and Port Alberni asset groups for the purpose of the long-lived asset impairment test in accordance with the assignment of goodwill on application of fresh start accounting. The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. The Port Alberni and Powell River asset groups failed the recoverability test due in part to current and projected weakness in specialty paper prices. The carrying value of assigned assets and liabilities exceeded the estimated fair value of the asset groups, resulting in full impairment of assigned goodwill and impairment of the carrying value of property, plant and equipment down to estimated fair value as of December 31, 2013.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2014 of CDN$1.00 = US$0.93 were based on management's best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2015 to 2018 were based on independent, published market forecasts. The foreign exchange assumption for CDN$1.00 ranged between US$0.92 and US$0.93 for the forecast period. The company estimated the fair value of its pulp and paper assets by discounting estimated future cash flows from the use of its long-lived assets and net working capital to present value. A discount rate of 15% was used, reflecting current market assessments of the time value of money and the risks particular to the company's assets.

2012

The company did not identify any impairment indicators related to its continuing operations subsequent to establishing an enterprise value and applying fresh start accounting as of September 30, 2012 and therefore did not conduct an impairment test as of December 31, 2012.

For its discontinued operations the company recognized impairment, severance and other closure costs of $11.0 million for the three months ended December 31, 2012 and $8.7 million for the nine months ended September 30, 2012, as disclosed in note 8, *Assets held for sale and discontinued operations.*

2011

The company recorded impairment and other closure costs of $823.6 million in 2011, consisting of an impairment charge of $660.2 million on the assets of its Canadian operations, $161.8 million on the assets of the Snowflake mill, net closure costs of $0.5 million related to the discontinued paper recycling operation and $1.1 million related to a revised estimate for future landfill rehabilitation cost in respect of the landfill located at the discontinued Elk Falls mill. Subsequent to this impairment, the company repudiated on the lease contract on the paper recycling operation (see note 5. *Creditor protection proceedings related disclosures*), closed and sold the Snowflake mill, and sold the discontinued Elk Falls mill including the landfill and other related assets (see note 8. *Assets held for sale and discontinued operations*).

The following table provides the components of the impairment and other closure costs:

Buildings, plant and equipment	$	801.1
Land		10.8
Operating and maintenance supplies and spare parts inventory		10.1
		822.0
Other closure costs – operating lease at paper recycling operation		0.5
Other closure costs – Elk Falls landfill rehabilitation estimate		1.1
Total	$	823.6
Classification in consolidated statement of earnings (loss):		
Impairment and other closure costs	$	661.8
Loss from discontinued operations, net of tax		161.8
	$	823.6

Continuing operations

In respect of the company's Canadian operations, impairment of $660.2 million was recorded on December 31, 2011 on buildings, plant and equipment. During the fourth quarter of 2011, continuing declines in current and forecast prices for newsprint, directory markets and pulp indicated a probable impairment of the Canadian operations. Two asset groups were identified for the purpose of the impairment analysis; pulp assets and paper assets. Paper assets in aggregate were treated as one asset group as the company's paper machines are capable

Amounts expressed in millions of Canadian dollars, except where otherwise stated

of running various grades and can be reconfigured to switch from one paper production such as newsprint to directory or specialty.

The company conducted step (i) of the impairment test to determine whether the carrying value of the assets of its Canadian operations were recoverable. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. The useful life of the company's assets was estimated at 11 years for its pulp and paper assets. Product sales prices and foreign exchange assumptions for 2012 of CDN$1.00 = US$0.99 were based on management's best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2013 to 2015 were based on independent, published market forecasts. The foreign exchange assumption was CDN$1.00 = US$0.97 in 2013 strengthening to CDN$1.00 = US$1.02 by 2015. Product sales prices and foreign exchange rate assumptions for 2016 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long-term expected foreign exchange rate of CDN$1.00 = US$0.99. The company estimated the fair value of its pulp and paper assets by discounting estimated future cash flows from the use and eventual disposal of its long-lived assets and net working capital to present value. A discount rate of 11% was used, reflecting current market assessments of the time value of money and the risks particular to the company's assets.

Discontinued operations

In respect of the company's Snowflake, Arizona mill, impairment of $151.0 million was recorded on September 30, 2011 on buildings, plant and equipment and operating maintenance supplies and spare parts inventory. Current and historical operating and cash flow losses plus forecasted continuing losses indicated probable impairment of these assets. A recoverability analysis was performed, and on the basis of this analysis, the carrying value of these assets was fully impaired. On December 31, 2011, $10.8 million impairment was recorded on Snowflake's land on the basis of an appraisal, dated January 3, 2012, obtained from an independent third party real estate appraiser.

7. VARIABLE INTEREST ENTITIES

On March 20, 2013 the company sold its 50.001% interest in PREI and settled its $20.8 million affiliate loans to PREI for proceeds of $33.0 million. A $12.7 million distribution of the net proceeds was made to unsecured creditors pursuant to the Plan under the creditor protection proceedings (see note 5, *Creditor protection proceedings related disclosures*). PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 83 Megawatts. The company generally purchases 100% of the power generated by PREI and will continue to do so subsequent to the sale of its interest.

The company derecognized the accounts of PREI on the date of sale and recognized a gain on sale in the consolidated statement of earnings (loss). Prior to the sale, the company consolidated 100% of PREI as the company was the primary beneficiary.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The results of PREI were included in the company's consolidated results up to the date of sale of March 20, 2013. Condensed financial information with respect to PREI is as follows:

	Successor		
	Year ended December 31, 2013	Three months ended December 31, 2012	Year ended December 31, 2011
Condensed statements of earnings (loss)			
Sales – affiliate [1]	**$ 5.6**	$ 4.7	$ 23.4
Cost of sales, excluding depreciation and amortization	**1.3**	2.1	7.0
Depreciation and amortization	**1.6**	1.9	13.4
	2.9	4.0	20.4
Operating earnings	**2.7**	0.7	3.0
Interest expense	**(1.8)**	(2.4)	(8.9)
Interest expense – affiliate [1]	**(0.4)**	(0.9)	(2.4)
Other income (expense), net	**(0.1)**	(0.3)	–
Reorganization items, net	**–**	(1.3)	–
Income tax recovery (expense)	**0.2**	1.1	3.0
Net earnings (loss)	**0.6**	(3.1)	(5.3)
Other comprehensive income	**–**	–	0.1
Total comprehensive income (loss) [2]	**$ 0.6**	$ (3.1)	$ (5.2)

	Successor		
	As at December 31, 2013	As at December 31, 2012	As at September 30, 2012
Condensed balance sheets			
Current assets			
Cash and cash equivalents	**$ –**	$ 6.6	$ 6.9
Other	**–**	2.7	3.4
Property, plant and equipment	**–**	147.0	145.9
	$ –	$ 156.3	$ 156.2
Current liabilities			
Accounts payable and accrued liabilities	**$ –**	$ 13.1	$ 8.5
Long-term debt (note 16)	**–**	113.8	113.8
Long-term debt – affiliate [1]	**–**	20.8	20.8
Deferred income taxes	**–**	23.6	24.6
Deficit [2]	**–**	(15.0)	(11.5)
	$ –	$ 156.3	$ 156.2

1 Balances with Catalyst Paper Energy Holdings Inc., a subsidiary of Catalyst Paper Corporation.

2 50% is included in the company's non-controlling interest (deficit) balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company recognized a gain on the sale of its interest in PREI of $5.3 million consisting of:

	Gain on Sale
Proceeds from sale	
Gross proceeds from sale	$ 33.0
Closing costs incurred	(0.2)
Settlement of affiliate loans	(20.8)
Other adjustments	(0.1)
Net proceeds	11.9
De-recognition of assets	
Cash and cash equivalents	(6.0)
Other	(3.0)
Property, plant and equipment	(145.6)
De-recognition of liabilities	
Accounts payable and accrued liabilities	6.8
Long-term debt	113.8
Long-term debt – affiliate loans	20.8
De-recognition of non-controlling interest	6.6
	$ 5.3

The company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or, if the entity is a VIE, whether the company is the primary beneficiary. The company has entered into a building lease agreement with this potential VIE whereby the company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. The principal amount of the mortgage was $1.0 million on December 31, 2013 (December 31, 2012 – $3.0 million; September 30, 2012 – $3.4 million). This agreement does not increase the company's liability beyond the obligation under the building lease.

8. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Closure and Sale of Snowflake Mill

On January 30, 2013 the company completed the U.S. Court approved sale of the assets of the Snowflake facility and the shares of Apache Railway to an acquisition vehicle organized by Hackman Capital and its affiliates for US$13.5 million and other non-monetary consideration. The assets of the Snowflake facility that were sold included approximately 19,000 acres of land, equipment and other assets associated with the paper mill. The mill, which is located in northeastern Arizona, was permanently shut on September 30, 2012 due to continued financial losses resulting from intense supply input and market pressures. The closure resulted in impairment and other closure costs of $19.9 million for, among other things, severance, environmental obligations, and inventory write-offs. Closure costs also included an estimated withdrawal liability of US$11.7 million due to the PACE Industry Union-Management Pension Fund, a multi-employer pension plan the company contributed to on behalf of hourly employees at the Snowflake mill. The results of the Snowflake mill up to the date of sale, including impairment and closure costs and the net gain on sale, were reported as a discontinued operation.

Other asset sales

The company completed the sale of its Elk Falls industrial site on May 24, 2013 for proceeds of $8.6 million to Quicksilver Resources Canada Inc. The pulp and paper mill formerly operated at Elk Falls was indefinitely curtailed in 2009 and permanently closed in 2010.

The company completed the sale of its wastewater treatment facility and related infrastructure to the City of Port Alberni on September 30, 2013 for proceeds of $5.8 million. Assets sold had a net book value of $5.8 million and

CATALYST PAPER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

included the 13.4 hectare wastewater treatment facility and 3.9 hectare parcel of lands combined with a road dedication to facilitate development of an industrial truck route along the waterfront.

The company sold two parcels of poplar plantation land with a book value of $0.5 million on December 16, 2013 for proceeds of $0.3 million.

Assets held for sale

The company will settle the mortgage receivable from PRSC Limited Partnership and sell its interest in PRSC Land Developments Ltd. for proceeds of approximately $3.0 million. The company continues to actively market the remaining poplar plantation land. These assets were reported as held for sale in the consolidated balance sheets as of December 31, 2013.

A summary of major classes of assets and liabilities classified as held for sale is as follows:

	Successor		
	December 31, 2013	December 31, 2012	September 30, 2012
Cash and cash equivalents	$ **–**	$ 1.9	$ 0.4
Restricted cash	**–**	2.3	2.7
Accounts receivable	**–**	0.5	17.1
Inventories	**–**	0.6	5.4
Prepaids and other	**–**	–	0.5
Property, plant and equipment	**2.9**	24.7	25.8
Other assets	**2.8**	4.3	4.3
Assets held for sale	**5.7**	34.3	56.2
Accounts payable and accrued liabilities	**–**	15.2	14.8
Liabilities associated with assets held for sale	$ **–**	$ 15.2	$ 14.8

The operations of the Snowflake mill were classified as a discontinued operation. A breakdown of earnings (loss) from discontinued operations, net of tax is as follows:

	Successor		Predecessor	
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Year ended December 31, 2011
Sales	$ **0.7**	$ 4.5	$ 142.8	$ 181.8
Cost of sales, excluding depreciation and amortization	**(1.1)**	(5.0)	(142.4)	(202.9)
Depreciation and amortization	**–**	–	–	(7.0)
Impairment, severances and other closure costs	**(0.2)**	(11.0)	(8.7)	(161.8)
Restructuring costs	**(0.4)**	(1.1)	–	–
Interest expense, net	**–**	–	(0.1)	(0.2)
Other income (expense), net	**(0.1)**	0.7	–	(4.4)
Gain on sale of assets of Snowflake and shares of Apache Railway	**4.1**	–	–	–
Reorganization items, net (note 5)	**0.1**	(1.0)	4.8	–
Income tax expense	**–**	–	–	(1.0)
Earnings (loss) from discontinued operations, net of tax	$ **3.1**	$ (12.9)	$ (3.6)	$ (195.5)

The company recognized a gain on the sale of the assets of Snowflake and the shares of Apache Railway of $4.1 million that consisted of:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

		Gain on Sale
Contract price	$	13.5
Adjusted for:		
Transaction fees related to sale		(0.4)
Cancellation of letter of credit related to Arizona Department of Environmental Quality		(2.3)
Net proceeds		10.8
De-recognition of assets		
Property, plant and equipment		(6.6)
Other current assets (Apache Railway)		(0.2)
De-recognition of liabilities		
Accounts payable and accrued liabilities (Apache Railway)		0.1
	$	4.1

9.   ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:

		Successor				
		As at December 31,				As at September 30,
		2013		2012		2012
Trade receivables	$	106.4	$	94.7	$	121.9
Less: allowance for doubtful accounts		(1.8)		(2.2)		–
		104.6		92.5		121.9
Sales taxes receivable		5.0		12.6		12.7
Other receivables		6.9		8.9		6.2
	$	116.5	$	114.0	$	140.8

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 16, *Long-term debt,* for detailed disclosure of the collateral arrangements of the company.

10.   INVENTORIES

The components of inventories are as follows:

		Successor				
		As at December 31,				As at September 30,
		2013		2012		2012
Finished goods						
Specialty printing papers	$	29.7	$	22.3	$	31.1
Newsprint		10.6		7.7		7.8
Pulp		1.3		3.9		3.0
Total finished goods		41.6		33.9		41.9
Work-in-progress		1.0		0.9		0.9
Raw materials – wood chips, pulp logs and other		23.3		23.1		21.1
Operating and maintenance supplies and spare parts		74.3		67.1		67.6
	$	140.2	$	125.0	$	131.5

At December 31, 2013, the company had applied write-downs to finished goods inventory of $nil (December 31, 2012 – $0.1 million; September 30, 2012 – $0.3 million) and to raw materials inventory of $nil (December 31, 2012 – $0.8 million; September 30, 2012 – $2.0 million).

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Inventories are pledged as collateral against the long-term debt of the company. See note 16, *Long-term debt,* for detailed disclosure of the collateral arrangements of the company.

11. PREPAIDS AND OTHER

The components of prepaids and other are as follows:

	Successor		
	As at December 31, 2013	2012	As at September 30, 2012
Property taxes, insurance and licences	**$ 3.5**	$ 3.2	$ 6.7
Other	**1.0**	5.7	6.3
	$ 4.5	$ 8.9	$ 13.0

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 16, *Long-term debt,* for detailed disclosure of the collateral arrangements of the company.

12. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	As at December 31, 2013 (successor)		
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land			
Specialty printing papers and newsprint	$ 67.7	$ 8.1	$ 59.6
Pulp	10.9	0.2	10.7
Machinery and equipment			
Specialty printing papers and newsprint	410.1	77.1	333.0
Pulp	10.0	1.1	8.9
	$ 498.7	$ 86.5	$ 412.2

	As at December 31, 2012 (successor)		
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land			
Specialty printing papers and newsprint	$ 224.5	$ 2.7	$ 221.8
Pulp	9.8	0.1	9.7
Machinery and equipment			
Specialty printing papers and newsprint	384.9	9.9	375.0
Pulp	5.3	0.2	5.1
	$ 624.5	$ 12.9	$ 611.6

Amounts expressed in millions of Canadian dollars, except where otherwise stated

	As at September 30, 2012 (successor)		
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land			
Specialty printing papers and newsprint	$ 221.7	$ -	$ 221.7
Pulp	9.6	-	9.6
Machinery and equipment			
Specialty printing papers and newsprint	379.5	-	379.5
Pulp	3.3	-	3.3
	$ 614.1	$ -	$ 614.1

The carrying value of property, plant and equipment was impaired by $30.2 million as of December 31, 2013 (see note 6, *Measurement uncertainty – impairment of long-lived assets*).

At December 31, 2013, machinery and equipment was held under capital leases with a net carrying amount of $6.0 million (December 31, 2012 – $7.3 million; September 30, 2012 – $7.5 million), cost of $7.5 million (December 31, 2012 – $7.5 million; September 30, 2012 – $7.5 million) and accumulated depreciation and amortization of $1.5 million (December 31, 2012 – $0.2 million; September 30, 2012 – $nil).

Interest capitalized in connection with capital projects was $nil for both 2013 and 2012.

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 16, *Long-term debt,* for detailed disclosure of the collateral arrangements of the company.

13. GOODWILL

The carrying value of goodwill was impaired as of December 31, 2013 (see note 6, *Measurement uncertainty – impairment of long-lived assets*).

14. OTHER ASSETS

The components of other assets are as follows:

	Successor		
	As at December 31,		As at September 30,
	2013	2012	2012
Deferred financing costs	**$ 4.9**	$ 9.0	$ 9.8
Deferred charges and other	**3.9**	1.8	1.9
Accrued benefit asset – pension plan (note 17)	**0.1**	0.2	0.2
	$ 8.9	$ 11.0	$ 11.9

Other assets are pledged as collateral against the long-term debt of the company. See note 16, *Long-term debt,* for detailed disclosure of the collateral arrangements of the company.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

	Successor		
	As at December 31, 2013	As at December 31, 2012	As at September 30, 2012
Trade payables	**$ 59.5**	$ 54.4	$ 50.9
Accrued payroll and related liabilities	**34.5**	23.6	21.8
Accrued interest	**5.4**	11.7	5.6
Accrued benefit obligation – pension plan (note 17)	**8.2**	7.4	7.3
Accrued benefit obligation – other employee future benefit plans (note 17)	**6.1**	5.8	5.3
Restructuring (note 21)	**0.7**	0.3	0.4
Payables related to capital projects	**1.8**	3.9	0.9
Other	**3.5**	6.7	5.3
	$ 119.7	$ 113.8	$ 97.5

16. LONG-TERM DEBT

The company's long-term debt at December 31 is listed below.

	Successor		
	As at December 31, 2013	As at December 31, 2012	As at September 30, 2012
Recourse			
Floating rate senior secured notes, due September 2016 (US$19.4 million; December 31, 2012 – US$35.0 million)	**$ 20.2**	$ 33.9	$ 33.4
Senior secured notes, 11.0% due October 2017 (US$250.0 million)	**265.9**	248.7	245.9
	286.1	282.6	279.3
Revolving asset-based loan facility of up to $175.0 million due July 2017	**10.6**	24.0	64.0
Capital lease obligations	**7.1**	8.2	8.5
	303.8	314.8	351.8
Non-recourse (note 8)			
First mortgage bonds, 6.447% due July 2016	**–**	95.0	95.0
Subordinated promissory notes	**–**	18.8	18.8
	–	113.8	113.8
Total debt	**303.8**	428.6	465.6
Less: current portion	**(2.0)**	(6.6)	(6.7)
Total long-term debt	**$ 301.8**	$ 422.0	$ 458.9

Significant changes to long-term debt in 2013

The company made an offer to purchase US$20.0 million of the Floating Rate Notes outstanding from the net proceeds that arose from the sale of its interest in PREI. The offer, which expired on April 24, 2013, was accepted by noteholders representing US$15.6 million of the Floating Rate Notes.

The company derecognized its non-recourse debt, consisting of the first mortgage bonds and subordinated promissory notes owed by PREI, on the sale of its interest in PREI on March 20, 2013 as disclosed in note 7, *Variable interest entities*. The company is no longer the primary beneficiary of this VIE subsequent to the date of sale, and therefore, will no longer consolidate PREI's debt.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company renewed certain master equipment leases for an additional ten years. This resulted in a reclassification in the quarter of the principal amount outstanding on its capital leases from current to long-term.

Significant changes to long-term debt in 2012

On September 13, 2012 as part of the implementation of the Plan and emergence from creditor protection, the Successor company issued US$250.0 million of new senior secured notes (2017 Notes). The 2017 Notes, issued to holders of the Predecessor company's 2016 Notes, have a maturity date of October 30, 2017, and bear interest, payable semi-annually, at a rate of 11% per annum in cash or, at the option of the company, 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK). The PIK portion of the interest will consist of newly issued senior secured notes that will be governed by the indentures of the 2017 Notes and will have identical maturity, covenants, interest, collateral and other characteristics as the 2017 Notes. To date, the company has elected to pay interest due on the 2017 Notes in cash.

On September 13, 2012 the company secured exit financing consisting of a new ABL Facility and the issuance of Floating Rate Notes. The $175.0 million ABL Facility, which replaced the DIP Credit Facility the company had access to while under creditor protection, matures on the earlier of July 31, 2017, and 90 days prior to maturity of any significant debt. A financial covenant requires the company to maintain a minimum fixed charge coverage ratio of 1.0:1.0 if excess availability under the Facility is below $22 million.

The US$35.0 million Floating Rate Notes have a maturity date of September 13, 2016, and can be prepaid in whole or in part at any time prior to September 13, 2013, at a redemption price of 103%, on or after September 13, 2013, and prior to September 13, 2014, at a redemption price of 102%, and on or after September 13, 2014, at a redemption price of 100% of the aggregate principal amount outstanding. The Floating Rate Notes bear interest, payable quarterly, at 10.0% plus three-month LIBOR per annum, with a floor set for the floating LIBOR component of 3.0%.

The company secured a DIP Credit Facility, which replaced its former ABL Facility, as part of the creditor protection proceedings. The DIP Credit Facility had an 18-month maturity and a maximum draw of approximately $175 million. Maximum availability was subject to certain terms and conditions that the DIP lenders agreed to provide to Catalyst during the CCAA proceedings. The security for the DIP Credit Facility consisted of a first charge on the accounts receivable, inventory and cash of the company (collectively, the DIP First Charge Collateral) and a second charge on the 2016 Notes First Charge Collateral.

Significant terms, conditions and covenants

The indentures governing the company's senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. Collateral provided on the 2017 Notes consists of a first charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Floating Rate Notes, and (ii) the ABL First Charge Collateral, as described below (2017 Notes First Charge Collateral), and a second charge on the senior collateral charge on the Floating Rate Notes and the ABL First Charge Collateral. The Floating Rate Notes are secured by a charge on the assets of the company that ranks senior to the lien securing the 2017 Notes (Floating Rate Notes First Charge Collateral). The indentures governing the Floating Rate Notes and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company cannot meet a fixed charge coverage ratio of 2.0:1.0. The company's fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 1.0:1.0 at December 31, 2013 (December 31, 2012 – 0.9:1.0; September 30, 2012 – 0.4:1.0).

The company cannot make any restricted payments, including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $45.8 million as at December 31, 2013 (December 31, 2012 – negative $33.6 million; September 30, 2012 – $nil).

The security for the ABL Facility consists of a first charge on accounts receivable, inventory and cash of the company (ABL First Charge Collateral) and a second charge on the 2017 Notes First Charge Collateral. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at December 31, 2013, included reserves for a landlord waiver

Amounts expressed in millions of Canadian dollars, except where otherwise stated

reserve in respect of rent of approximately $2.0 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.3 million, a reserve for credit insurance deductibles of $1.9 million, a reserve of $1.6 million for employee source deductions, and a reserve for workers compensation of $0.3 million. On December 31, 2013 the company had $110.5 million available under the ABL Facility after deducting outstanding drawings of $10.6 million and outstanding letters of credit of $19.3 million, before potential application of the springing fixed charge coverage ratio. The company also had cash on hand of $12.1 million on December 31, 2013.

The company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes on December 31, 2013.

Scheduled total debt repayments

	Recourse debt
2014	$ 2.0
2015	0.4
2016	21.1
2017	278.8
2018	1.9
Thereafter	–
	$ 304.2

The company's long-term debt is recorded at amortized cost. The following table provides information about management's best estimate of the fair value of the company's debt:

	Successor					
	December 31, 2013		2012		September 30, 2012	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Recourse	**$ 303.8**	**$ 212.5**	$ 314.8	$ 262.5	$ 351.8	$ 351.8
Non-recourse	–	–	113.8	113.8	113.8	113.8

The fair value of the company's long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments (level 1 fair value measurement). The fair value of the company's recourse debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurement). In measuring fair value, the company incorporates credit valuation adjustments to appropriately reflect its own non-performance risk, where appropriate.

17. EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue future benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, life insurance, extended health care and dental benefits to employees. Certain extended health benefits with an actuarial value of $24.8 million were compromised under the creditor protection proceedings in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Defined contribution plans

For the defined contribution segment, the company's contributions are based on a percentage of an employee's earnings with the company's funding obligations being satisfied upon crediting contributions to an employee's account. The pension expense under the defined contribution payment is equal to the company's contribution.

Defined benefit plans

The defined benefit segment provides a pension based on years of service and earnings. Benefits accrued under the defined benefit segment of the plan for service prior to January 1, 2010 will remain in the defined benefit plan and will continue to be eligible for future salary growth and early retirement subsidies.

The company measured the fair value of plan assets and the projected benefit obligations for accounting purposes on December 31, 2013 with the assistance of its independent actuaries. Changes in the funding status of these plans not recognized in net periodic benefit costs were reflected as an adjustment to Accumulated other comprehensive income (loss). Subsequent to the closure of the Snowflake mill, the company no longer has a projected benefit obligation under the Snowflake Salaried Retiree Medical and Life Insurance Plan.

Special portability option

The company offered members of its defined benefit pension plan for salaried employees (Salaried Plan) a one-time reduced lump-sum payment option as full settlement of their entitlements under the plan. Members had to make their elections by no later than December 15, 2012, and had until June 30, 2013 to revoke such elections in favour of continuing to receive retirement benefits in the form of a monthly pension.

Members who exercised the election received reduced lump-sum payments calculated as the commuted value of future pension payments multiplied by the solvency ratio of the Salaried Plan on December 31, 2012. In addition, these members will receive quarterly top-up payments over the next four years totaling 8% of their commuted value. Commuted value is the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

Members of the Salaried Plan who exercised the election under the special portability election option received lump-sum payments of $38.3 million in July 2013. These lump-sum payments represented a partial settlement of the Salaried Plan in the third quarter. On the effective settlement date, deemed for accounting purposes to be July 1, 2013, the company measured the fair value of plan assets and the projected benefit obligation of the Salaried Plan with the assistance of its independent actuaries. The company recognized a net actuarial gain of $15.1 million in other comprehensive income, consisting of an actuarial gain of $6.2 million with respect to members remaining in the plan, and an actuarial gain of $8.9 million with respect to members electing to settle their benefits under the special portability election option. The net actuarial gain included a settlement credit of $16.6 million; members who exercised the election exchanged pension benefits with total commuted value of $59.6 million for reduced lump-sum payments of $38.3 million and quarterly top-up payments over the next four years totaling 8% of commuted value with a present value of $4.7 million on July 1, 2013. A portion of net actuarial gain of $2.6 million, pro-rated based on the percentage of benefit obligations settled under the special portability election option, was reclassified from accumulated other comprehensive income to earnings.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Components of net periodic benefit cost recognized

	Successor		Predecessor	
Pension benefit plans	**Year ended December 31, 2013**	Three months ended December 31 2012	Nine months ended September 30 2012	Year ended December 31 2011
Defined benefit plan				
Service cost for the period	**$ 1.1**	$ 0.2	$ 1.0	$ 1.4
Interest cost	**14.0**	3.7	12.3	17.7
Expected return on assets	**(13.3)**	(3.6)	(11.2)	(16.5)
Recognition (reversal) of downsizing program	**–**	–	(0.2)	1.7
Amortization of unrecognized items:				
Actuarial (gains) losses	**–**	–	6.4	7.9
Prior service costs	**–**	–	0.3	0.4
	1.8	0.3	8.6	12.6
Defined contribution plan				
Service cost for the period	**2.5**	0.7	2.4	3.4
Multi-employer industry-wide pension plan service cost for the period	**8.5**	2.0	7.5	10.1
Net periodic benefit cost for pension benefit plans	**$ 12.8**	$ 3.0	$ 18.5	$ 26.1

	Successor		Predecessor	
Other benefit plans	**Year ended December 31, 2013**	Three months ended December 31 2012	Nine months ended September 30 2012	Year ended December 31 2011
Service cost for the period	**$ 2.0**	$ 0.4	$ 1.0	$ 1.3
Interest cost	**5.9**	1.5	5.3	7.6
Amortization of unrecognized items:				
Actuarial (gains) losses	**–**	–	0.1	0.4
Prior service credits	**–**	–	(2.8)	(3.7)
Net periodic benefit cost for other benefit plans	**$ 7.9**	$ 1.9	$ 3.6	$ 5.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Change in projected defined benefit plan obligation and fair value of plan assets

The following table represents the change in the projected benefit obligation and fair value of plan assets as determined by independent actuaries:

	Pension benefit plans			Other benefit plans		
	Successor		Predecessor	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,	**Year ended December 31,**	Three months ended December 31,	Nine months ended September 30,
	2013	2012	2012	**2013**	2012	2012
Change in benefit obligation						
Projected benefit obligation at beginning of period	$ **386.5**	$ 393.9	$ 383.8	$ **149.2**	$ 150.8	$ 162.3
Service cost for the period	**1.1**	0.2	1.0	**2.0**	0.4	1.0
Interest cost	**14.0**	3.7	12.3	**5.9**	1.5	5.3
Benefit payments	**(29.0)**	(7.8)	(22.9)	**(5.2)**	(1.5)	(5.6)
Recognition (reversal) of downsizing program	**–**	–	(0.2)	**–**	–	(1.4)
Elimination of extended health benefits for retirees	**–**	–	–	**–**	–	(24.8)
Settlement	**(38.4)**					
Actuarial losses (gains) and other adjustments	**(17.0)**	(3.5)	19.9	**(0.1)**	(2.0)	14.0
Projected benefit obligation at end of period	$ **317.2**	$ 386.5	$ 393.9	$ **151.8**	$ 149.2	$ 150.8
Change in plan assets						
Fair value of defined benefit plan assets at beginning of period	$ **233.0**	$ 231.9	$ 226.9	$ **–**	$ –	$ –
Actual return on plan assets	**23.0**	4.3	13.4	**–**	–	–
Company contributions	**11.3**	4.6	14.5	**5.2**	1.5	5.6
Other	**–**	–	–	**–**	–	–
Settlement	**(38.4)**					
Benefit payments	**(29.0)**	(7.8)	(22.9)	**(5.2)**	(1.5)	(5.6)
Fair value of assets at end of period	$ **199.9**	$ 233.0	$ 231.9	$ **–**	$ –	$ –

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Reconciliation of funded status to amounts recognized in the consolidated balance sheets

	Pension benefit plans			Other benefit plans		
	Successor			Successor		
	As at December 31, 2013	As at December 31, 2012	As at September 30, 2012	**As at December 31, 2013**	As at December 31, 2012	As at September 30, 2012
Projected benefit obligation at end of period	**$ 317.2**	$ 386.5	$ 393.9	**$ 151.8**	$ 149.2	$ 150.8
Fair value of plan assets at end of period	**199.9**	233.0	231.9	**–**	–	–
Funded status	**$ (117.3)**	$ (153.5)	$ (162.0)	**$ (151.8)**	$ (149.2)	$ (150.8)

	Pension benefit plans			Other benefit plans		
	Successor			Successor		
	As at December 31, 2013	As at December 31, 2012	As at September 30, 2012	**As at December 31, 2013**	As at December 31, 2012	As at September 30, 2012
Other assets (note 14)	**$ 0.1**	$ 0.2	$ 0.2	**$ –**	$ –	$ –
Accounts payable and accrued liabilities (note 15)	**(8.2)**	(7.4)	(7.3)	**(6.1)**	(5.8)	(5.3)
Employee future benefits	**(109.2)**	(146.3)	(154.9)	**(145.7)**	(143.4)	(145.5)
	$ (117.3)	$ (153.5)	$ (162.0)	**$ (151.8)**	$ (149.2)	$ (150.8)

Of the total funding deficit of $117.3 million (December 31, 2012 - $153.5 million; September 30, 2012 - $162.0 million) in the company's various defined benefit pension plans, $45.9 million (December 31, 2012 - $83.3 million; September 30, 2012 - $90.3 million) is related to funded defined benefit pension plans and $71.4 million (December 31, 2012 - $70.2 million; September 30, 2012 - $71.7 million) to "pay-as-you-go" unfunded defined benefit pension plans. In addition, all of the other post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $151.8 million (December 31, 2012 - $149.2 million; September 30, 2012 - $150.8 million) is related to "pay-as-you-go" plans.

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss)

	Pension benefit plans			Other benefit plans		
	Successor			Successor		
	As at December 31, 2013	As at December 31, 2012	As at September 30, 2012	**As at December 31, 2013**	As at December 31, 2012	As at September 30, 2012
Accumulated gain (loss)	**$ 28.7**	4.6	$ –	**$ 2.1**	2.0	$ –
Accumulated other comprehensive income (loss)	**$ 28.7**	$ 4.6	$ –	**$ 2.1**	$ 2.0	$ –

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Amounts before taxes included in other comprehensive income (loss)

Pension benefit plans	Successor Year ended December 31, 2013	Successor Three months ended December 31, 2012	Predecessor Nine months ended September 30, 2012
Amortization of employee future benefits	$ –	$ –	$ 6.6
Net gain (loss)	26.7	4.6	(17.4)
Settlement gain on special pension portability election	(2.6)	–	–
Net amount recognized in other comprehensive income (loss)	$ 24.1	$ 4.6	$ (10.8)

Other benefit plans	Successor Year ended December 31, 2013	Successor Three months ended December 31 2012	Predecessor Nine months ended September 30 2012
Amortization of employee future benefits	$ –	$ –	$ (2.7)
Net gain (loss)	0.1	2.0	(14.3)
Net amount recognized in other comprehensive income (loss)	$ 0.1	$ 2.0	$ (17.0)

An estimated amount of $0.3 million of gains for pension plans will be amortized from accumulated other comprehensive income (loss) to net periodic benefit cost in 2014.

Estimated future benefit payments

Total cash payments for employee future benefits for the year ended December 31, 2013, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer industry-wide plan, was $27.7 million (2012 – $38.8 million). During 2014, the company expects to contribute approximately $23.6 million to all of the above pension plans and approximately $6.3 million to its other benefit plans.

The following table presents estimated future benefit payments from the plans as of December 31, 2013. Benefit payments for other post-retirement benefits are presented net of retiree contributions.

	Pension benefit plans	Other benefit plans
2014	27.6	6.3
2015	27.2	6.7
2016	26.8	7.1
2017	25.6	7.6
2018	24.2	8.0
2019 - 2022	110.0	48.2

Plan assets allocation

The asset allocation for the company's defined benefit pension plans, by asset category, was as follows:

Plan assets	Successor As at December 31, 2013	Successor As at December 31, 2012	As at September 30, 2012
Equity securities	55.8%	56.2%	57.3%
Fixed income securities	37.8%	38.6%	37.6%
Real estate	6.4%	5.2%	5.1%
Total	100.0%	100.0%	100.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Fair value of plan assets

The following tables present information about the fair value of pension and other benefit plan assets:

			Fair value hierarchy		
As at December 31, 2013 (successor)	**Total**		**Level 1**	**Level 2**	**Level 3**
Asset category					
Cash and cash equivalents	$ 2.3	$	2.3	$ –	$ –
Equity securities:					
Global equity pooled funds [1]	72.8		–	72.8	–
Canadian equity pooled funds [2]	38.8		–	38.8	–
Fixed income securities:					
Canadian long bond pooled funds [3]	35.7		–	35.7	–
Canadian bond pooled funds [3]	37.4		–	37.4	–
Forward currency contracts [4]	–		–	–	–
Real estate [5]	12.9		–	12.9	–
Total	$ 199.9	$	2.3	$ 197.6	$ –

			Fair value hierarchy		
As at December 31, 2012 (successor)	**Total**		**Level 1**	**Level 2**	**Level 3**
Asset category					
Cash and cash equivalents	$ 2.8	$	2.8	$ –	$ –
Equity securities:					
Global equity pooled funds [1]	85.5		–	85.5	–
Canadian equity pooled funds [2]	45.2		–	45.2	–
Fixed income securities:					
Canadian long bond pooled funds [3]	43.7		–	43.7	–
Canadian bond pooled funds [3]	43.9		–	43.9	–
Forward currency contracts [4]	(0.1)		–	(0.1)	–
Real estate [5]	12.0		–	12.0	–
Total	$ 233.0	$	2.8	$ 230.2	$ –

			Fair value hierarchy		
As at September 30, 2012 (successor)	**Total**		**Level 1**	**Level 2**	**Level 3**
Asset category					
Cash and cash equivalents	$ 2.7	$	2.7	$ –	$ –
Equity securities:					
Global equity pooled funds [1]	84.2		–	84.2	–
Canadian equity pooled funds [2]	46.3		–	46.3	–
Fixed income securities:					
Canadian long bond pooled funds [3]	43.4		–	43.4	–
Canadian bond pooled funds [3]	43.5		–	43.5	–
Forward currency contracts [4]	–		–	–	–
Real estate [5]	11.8		–	11.8	–
Total	$ 231.9	$	133.2	$ 98.7	$ –

1 This category includes investments in pooled funds that aim to achieve long-term capital growth by investing primarily in equity securities of companies that may be located anywhere in the world, excluding Canada. Fund performance is benchmarked against the MSCI World excluding Canada (CDN$) Index.

2 This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of Canadian companies. Fund performance is benchmarked against the S&P/TSX Capped Composite Index.

3 This category includes investments in pooled funds that invest in a well-diversified portfolio of fixed income securities issued primarily by Canadian governments and corporations. The duration range of the fund is +/- one year of the benchmark's duration. Fund performance for Canadian bond

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

pooled funds and Canadian long bond pooled funds is benchmarked against the DEX Universe Bond Index and DEX Long-Term Bond Index, respectively.

4   This category includes foreign currency forward contracts to partially hedge investments in equity and fixed income securities denominated in foreign currencies.

5   This category includes direct investment in office, industrial, retail and residential real estate.

Cash and cash equivalents are primarily used to pay benefits and are recorded at carrying value which approximates fair value.

Equity and fixed income securities are comprised of pooled fund trusts, the fair values of which are measured using the net asset values of the funds, as calculated by the respective investment managers, and have daily or monthly liquidity. Net asset values are determined using quoted market prices for the actively traded securities in which the fund has invested. The funds do not invest in securities that are not actively traded.

Forward currency contracts are comprised of over-the-counter instruments and their fair value is measured using the discounted difference between contractual rates and market spot rates.

Real estate is comprised of income producing office, distribution & warehouse, retail and multi-family properties, held through an open pooled fund. The fair value is based on market assessments performed on a periodic basis by independent experts on each of the properties held by the fund.

Multi-employer benefit plans

The following table provides information about the company's two multi-employer pension plans:

| | | Pension Protection Act Zone Status [2] | | | Contributions by Catalyst Paper [4] | | | | | |
| | | | | | Successor | | Predecessor | | | |
Pension Fund	EIN / Pension plan number [1]	2013	2012	FIP / RP status pending / implemented [3]	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Year ended December 31, 2011	Surcharge imposed	Expiration date [5]
Pulp and Paper Industry Pension Plan [6]	BCFIC-P085324 CRA-0394940	Green	Green	No	$ 8.5	$ 1.9	$ 6.8	$ 9.2	No	4/30/2017
PACE Industry Union-Management Pension Fund [7]	11-6166763-001	Red	Red	Implemented	1.0	0.1	0.7	0.9	No	1/3/2014

1   Employer identification number and three digit pension plan number.

2   Funded status on each balance sheet date presented expressed as a zone status. Green status equals at least 80% funded, yellow status equals less than 80% funded and red status equals less than 65% funded.

3   Indicates whether a funding improvement plan (FIP) or a rehabilitation plan (RP) is pending or has been implemented.

4   The company's annual contributions to the Pulp and Paper Industry Pension Plan in each respective year were greater than 5% of total employer contributions. The company's annual contributions to the PACE Industry Union Management Pension Fund in each respective year were less than 5% of total employer contributions.

5   Expiration date of collective bargaining agreement on December 31, 2013.

6   Plan participants are members and former members of the Pulp Paper and Woodworkers of Canada (PPWC) and the Communication Energy and Paperworkers' Union (CEP).

7   Plan participants are members and former members of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (United Steelworkers or USW).

Contributions to the Pulp and Paper Industry Pension Plan are based on a percentage of earnings to a cap in hours worked and contributions to the PACE Industry Union-Management Pension Fund are based on a contribution per hour worked to a maximum cap in hours worked. The risks of participating in multi-employer plans differ from single-employer plans in the following ways:

1.   The company's contributions to multi-employer plans may be used to provide benefits to employees of other participating employers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

2. If a participating employer were to stop contributing to a multi-employer plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

3. If the company chose to stop participating in a multiemployer plan, it may be required to pay an amount to that plan based on the underfunded status of the plan, referred to as a withdrawal liability.

As disclosed in note 8, *Assets held for sale and discontinued operations,* the closure of the Snowflake mill on September 30, 2012 resulted in the incurrence of a withdrawal liability of US$11.7 million related to the PACE Industry Union Management Pension Fund.

Significant assumptions

Actuarial assumptions used in accounting for the company-maintained benefit plans were:

	Successor		Predecessor
Other benefit plans	**Year ended December 31, 2013**	Three months ended December 31, 2012	Nine months ended September 30, 2012
Benefit obligations at period end,			
Discount rate	**4.50%**	4.00%	3.90%
Rate of compensation increase	**1.00%**	2.00%	2.00%
Net benefit cost for the period ended,			
Discount rate	**4.00%**	3.90%	4.40%
Rate of compensation increase	**2.00%**	2.00%	2.00%
Expected rate of return on plan assets	**6.50%**	6.50%	6.75%
Assumed health care cost trend rate at period end,			
Extended health benefits:			
Initial health care cost trend rate	**6.00%**	6.00%	6.00%
Annual rate of decline in trend rate	**0.50%**	0.50%	0.50%
Ultimate health care cost trend rate	**4.50%**	4.50%	4.50%
Dental benefits:			
Dental care cost trend rate	**3.00%**	3.00%	3.00%
Medical services plan benefits:			
Premium trend rate	**4.50%**	6.00% in 2012 and 4.50% thereafter	6.00% in 2011 and 2012, and 4.50% thereafter

The discount rate for the company's plans was based on the market interest rate on high-quality debt instruments currently available and expected to be available during the period to maturity of the benefit plans. For December 31, 2013, December 31, 2012 and September 30, 2012, the discount rates were based on AA corporate bond yields as of those dates respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. For the health care cost inflation rate, management considered the trend in extended health care and dental costs in Canada and the impact of inflation on medical service plan premiums. The expected rate of return on plan assets reflects management's best estimate regarding the long-term expected return from all sources of investment return based on the company's target asset allocation. The 2013 expected rate of return on plan assets was 6.5% per annum, which was based on a target allocation of approximately 40% Canadian bonds, which were expected to earn approximately 3.3% per annum in the long term, 18% Canadian equity securities, which were expected to earn approximately 8.0% per annum in the long term, and 37% global equity securities, which were expected to earn approximately 8.4% per annum in the long term, and 5% real estate, which were expected to earn approximately 7.5% per annum in the long term. The 2013 expected rate of return on plan assets also included a provision of 0.6% per annum in recognition of additional net returns assumed to be achieved due to active management and periodic rebalancing to maintain the plan's investment policy, net of investment manager fees, less a margin of 0.3% per annum for non-investment expenses expected to be paid from the plans. The mortality assumption as at December 31, 2013 for the Hourly Bridge, Plan A, Plan C and hourly post-retirement benefits other than pension was the 1994

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Uninsured Pensioner Mortality Table and for all other programs was 90% of the 1994 Uninsured Pensioner Mortality Table.

The company's investment policy recognizes the long-term pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with the company's tolerance for risk. All assets are managed by external investment firms. These firms are constrained by specific mandates and objectives and their performance is measured against appropriate benchmarks. The asset allocation for each plan is reviewed periodically and is rebalanced toward target asset mix when asset classes fall outside of a predetermined range. Portfolio risk is controlled by having fund managers comply with guidelines, by establishing and monitoring the maximum size of any single holding in their portfolios and by using fund managers with different investment styles. The portfolio includes holdings of Canadian and international equities, Canadian high-quality and high-yield fixed income securities, and cash and cash equivalents. A series of permitted and prohibited investments are listed in the company's investment policy. The use of derivative instruments is restricted and must be in accordance with the company's policy. Prohibited investments include categories of assets or instruments not specifically provided for in the company's investment policy.

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2014:

Other benefit plans	Increase	Decrease
Total of service and interest cost	$ 1.0	$ (0.9)
Accrued benefit obligation at December 31	18.0	(15.5)

18. OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations are as follows:

	Successor		
	As at December 31, 2013	As at December 31, 2012	As at September 30, 2012
Environmental and remedial	**$ 5.7**	$ 5.8	$ 5.9
Other	**3.1**	3.1	3.1
	$ 8.8	$ 8.9	$ 9.0

Asset retirement obligations

The following table provides a reconciliation of the company's asset retirement obligations.

	Successor		Predecessor
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012
Balance, beginning of period	**$ 6.1**	$ 6.2	$ 8.5
Liabilities settled	**(0.3)**	(0.1)	–
Liabilities derecognized	**–**	–	(2.3)
Accretion expense	**0.2**	–	–
Balance, end of period	**$ 6.0**	$ 6.1	$ 6.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

The balance sheet classification for asset retirement obligations is as follows:

	Successor					
	As at December 31, 2013		2012		As at September 30, 2012	
Other long-term obligations	$	**5.7**	$	5.8	$	5.9
Accounts payable and accrued liabilities		**0.3**		0.3		0.3
	$	**6.0**	$	6.1	$	6.2

19.   INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	Successor				Predecessor			
	Year ended December 31, 2013		Three months ended December 31, 2012		Nine months ended September 30, 2012		Year ended December 31, 2011	
Canada	$	**(108.9)**	$	(31.6)	$	651.2	$	(773.0)
United States		**(21.4)**		8.0		1.6		(16.7)
Other		**–**		–		–		0.2
Earnings (loss) from continuing operations	$	**(130.3)**	$	(23.6)	$	652.8	$	(789.5)
Earnings (loss) from discontinued operations	$	**3.1**	$	(12.9)	$	(3.6)	$	(194.5)
Earnings (loss) before income taxes	$	**(127.2)**	$	(36.5)	$	649.2	$	(984.0)

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The income tax (recovery) expense consists of:

	Successor		Predecessor	
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Year ended December 31, 2011
Canada:				
Current	**$ –**	$ –	$ –	$ (0.1)
Deferred	**–**	(1.0)	(1.1)	(6.6)
	–	(1.0)	(1.1)	(6.7)
United States:				
Current	**0.1**	0.1	(0.4)	0.2
Deferred	**–**	1.1	0.4	(2.0)
	0.1	1.2	–	(1.8)
Other:				
Current	**–**	–	–	0.1
Deferred	**–**	–	–	–
	–	–	–	0.1
Total from continuing operations				
Current	**0.1**	0.1	(0.4)	0.2
Deferred	**–**	0.1	(0.7)	(8.6)
	$ 0.1	$ 0.2	$ (1.1)	$ (8.4)
Total from discontinued operations				
Current	**–**	–	–	–
Deferred	**–**	–	–	1.0
	$ –	$ –	$ –	$ 1.0

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	Successor				Predecessor			
	Year ended December 31, 2013		Three months ended December 31, 2012		Nine months ended September 30, 2012		Year ended December 31, 2011	
Income tax recovery at Canadian statutory income tax rates	**$ (32.7)**	**25.8%**	$ (9.1)	25.0%	$ 162.3	25.0%	$ (260.8)	26.5%
Increase (decrease) in income taxes for:								
Non-taxable income and expenses	**21.1**	**(16.6)**	(1.8)	5.0	7.4	1.1	2.0	(0.2)
Difference in foreign tax rate	**0.6**	**(0.5)**	(0.5)	1.3	(1.0)	(0.1)	(25.4)	2.5
Change in deferred income taxes related to increase in corporate income tax rates	**(8.5)**	**6.6**	–	–	–	–	11.3	(1.1)
Change in the deferred income tax estimate	**–**		–	–	–	–	(0.6)	0.1
Change in valuation allowance	**18.2**	**(14.3)**	11.9	(32.7)	(164.9)	(25.4)	265.7	(27.0)
Adjustment to deferred credits	**–**		–	–	(9.6)	(1.5)	–	–
Other	**1.4**	**(1.1)**	(0.3)	0.9	4.7	0.7	0.4	–
Income tax expense (recovery)	**$ 0.1**	**(0.1)%**	$ 0.2	(0.5)%	$ (1.1)	(0.2)%	$ (7.4)[1]	0.8%

1 Included $8.4 million income tax recovery related to continuing operations and $1.0 million income tax expense related to discontinued operations

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant current deferred tax assets are as follows:

	Successor		
	As at December 31, 2013	As at December 31, 2012	As at September 30, 2012
Current			
Deferred income tax assets			
Non-capital losses and temporary differences related to working capital	**$ 4.0**	$ 1.8	$ 3.1
Employee future benefits	**3.7**	3.3	3.4
Other	**0.8**	5.6	4.3
	8.5	10.7	10.8
Valuation allowance	**(8.5)**	(10.7)	(10.8)
	$ –	$ –	$ –

The tax effects of temporary differences that give rise to significant non-current deferred tax assets (liabilities) are as follows:

	Successor		
	As at December 31, 2013	As at December 31, 2012	As at September 30, 2012
Non-current			
Deferred income tax assets (liabilities)			
Property, plant and equipment	**$ 142.4**	$ 126.3	$ 119.7
Non-capital loss carry-forwards	**19.1**	14.9	12.9
Employee future benefits	**70.9**	77.3	76.9
Other	**5.0**	4.5	3.0
	237.4	223.0	212.5
Valuation allowance	**(237.4)**	(223.0)	(212.5)
	$ –	$ –	$ –

At December 31, 2013, the company has provided for a valuation allowance on its deferred tax assets of $245.9 million.

At December 31, 2013, the company had Canadian federal non-capital loss carry-forwards of $43.8 million, which expire during the period 2028 to 2033, and U.S. federal net operating loss carry-forwards of $20.8 million, which expire in 2032 and 2033. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As management believes that it is more likely than not that the resulting future operations will not generate sufficient taxable income to realize all of the net deferred tax assets in Canada and the U.S., during the year, and also due to the negative evidence from the company's three year cumulative historical performance, management recorded an additional valuation allowance during the year of $1.6 million in respect of its U.S. federal net operating losses and an additional valuation allowance during the year of $2.6 million in respect of its Canadian operating losses.

Accounting for uncertainty in income taxes

At December 31, 2013, the company had gross unrecognized tax benefits of $4.3 million (December 31, 2012 - $5.3 million; September 30, 2012 - $5.3 million). If recognized, these tax benefits would favourably impact the company's effective tax rate.

CATALYST PAPER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Below is a reconciliation of the total amounts of unrecognized tax benefits:

	Successor			Predecessor
	Year ended December 31, 2013	Three months ended December 31, 2012		Nine months ended September 30, 2012
Unrecognized tax benefits, beginning of period	$ **5.3**	$ 5.3	$	5.3
Current period tax positions	**–**	–		–
Change in tax rate	**0.2**	–		–
Settlements and lapse of statute of limitations	**(1.2)**	–		–
Unrecognized tax benefits, end of period	$ **4.3**	$ 5.3	$	5.3

The company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of earnings (loss). No interest expense or penalties related to unrecognized tax benefits were recorded during 2013. At December 31, 2013, there were no interest and penalties accrued in relation to uncertain tax positions in the consolidated balance sheet.

In the normal course of business, the company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2005 have been audited by the Canadian federal taxing authorities. The company's income taxes are not currently under audit by the Canadian federal taxing authorities, by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2010 tax years expired on September 15, 2013.

20. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table contains information about the company's AOCI, net of taxes:

	Successor		
	As at December 31, 2013	2012	As at September 30, 2012
Unrecognized pension and other post-retirement benefit costs	**30.8**	6.6	–
	$ **30.8**	$ 6.6	$ –

21. RESTRUCTURING

The following table provides the activity in the restructuring liability:

	Successor			Predecessor
	Year ended December 31, 2013	Three months ended December 31, 2012		Nine months ended September 30, 2012
Balance, beginning of period	$ **0.9**	$ 0.4	$	1.3
Expensed in period	**1.6**	1.1		5.3
Disbursements	**(1.8)**	(0.6)		(6.2)
Balance, end of period	**0.7**	0.9		0.4
Classification:				
Accounts payable and accrued liabilities (note 15)	**0.7**	0.3		0.4
Liabilities associated with assets held for sale	**–**	0.6		–
	$ **0.7**	$ 0.9	$	0.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table provides restructuring liability by year of initiatives:

		Successor				
		As at December 31,			As at September 30,	
		2013		2012		2012
2011 and prior initiatives	$	**0.1**	$	0.2	$	0.2
2012 initiatives		**–**		0.7		0.2
2013 initiatives		**0.6**		–		–
	$	**0.7**	$	0.9	$	0.4

2013
During the year ended December 31, 2013 the company incurred $1.2 million severance mostly related to a reduction to the size of the executive team. The company also incurred $0.4 million restructuring costs related to the discontinued Snowflake facility which was included in Earnings (loss) from discontinued operations net of tax.

2012
During the three months ended December 31, 2012 the company recorded restructuring costs of $1.1 million related to legal and consulting fees incurred in respect of the sale of the Snowflake facility subsequent to its permanent closure on September 30, 2012. This amount was included in Loss from discontinued operations net of tax in the consolidated statement of earnings (loss) for the three months ended December 31, 2012. The company incurred $5.3 million in restructuring costs for the nine months ended September 30, 2012 consisting of legal and consulting fees related to the restructuring negotiations prior to entering into the CCAA proceedings.

2011
During the year ended December 31, 2011 the company recorded restructuring costs of $5.9 million related to debt restructuring negotiations with its bondholders. The costs consisted of legal and consulting fees incurred in respect of these negotiations. The debt restructuring initiative did not result in a restructuring transaction, and on January 31, 2012 the company entered into creditor protection.

22.   INTEREST EXPENSE, NET

The components of interest expense, net were as follows:

		Successor				Predecessor			
		Year ended December 31, 2013		Three months ended December 31, 2012		Nine months ended September 30, 2012		Year ended December 31, 2011	
Interest on long-term debt	$	**34.5**	$	10.8	$	59.6	$	72.0	
Other		**2.9**		0.8		0.8		1.5	
		37.4		11.6		60.4		73.5	
Interest income		**–**		–		(0.1)		(0.3)	
	$	**37.4**	$	11.6	$	60.3	$	73.2	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

23. OTHER INCOME (EXPENSE), NET

The components of other income (expense), net, were as follows:

	Successor		Predecessor	
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Year ended December 31, 2011
Gain (loss) on derivative financial instruments	$ **0.1**	$ –	$ (1.2)	$ (3.4)
Foreign exchange gain (loss) on working capital balances	**5.5**	0.4	(7.9)	3.2
Gain (loss) on disposal of property, plant and equipment	**0.6**	(0.5)	6.7	0.1
Gain on sale of non-core assets [1]	**8.1**	–	–	–
Settlement gain on special pension portability election	**2.6**	–	–	–
Loss on purchase of Floating Rate Notes	**(2.3)**			
Loss on fires	**–**	–	–	(2.4)
Other	**0.3**	0.2	(0.2)	0.4
	$ **14.9**	$ 0.1	$ (2.6)	$ (2.1)

1 Includes gains on the sale of the Elk Falls site ($3.1 million) and our interest in Powell River Energy ($5.3 million), partially offset by a loss on the sale of poplar land ($0.3 million).

24. EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Successor		Predecessor	
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Year ended December 31, 2011
Net earnings (loss) attributable to the company	$ **(127.6)**	$ (35.2)	$ 618.4	$ (974.0)
Weighted average shares used in computation of basic earnings per share (in millions)	**14.5**	14.4	381.9	381.9
Weighted average shares used in computation of diluted earnings per share (in millions)	**14.5**	14.4	381.9	381.9
Basic and diluted earnings (loss) per share from continuing operations	**(9.01)**	(1.55)	1.63	(2.04)
Basic and diluted earnings (loss) per share from discontinued operations	**0.21**	(0.89)	(0.01)	(0.51)
Basic and diluted earnings (loss) per share attributable to the company's common shareholders (in dollars)	$ **(8.80)**	$ (2.44)	$ 1.62	$ (2.55)

Amounts expressed in millions of Canadian dollars, except where otherwise stated

25. STOCK-BASED COMPENSATION PLANS

Details of stock-based compensation expense:

	Successor		Predecessor	
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Year ended December 31, 2011
Phantom share units	**$ 0.1**	$ –	$ –	$ –
Stock option awards	**–**	–	–	0.2
Restricted share units	**–**	–	–	0.1
	$ 0.1	$ –	$ –	$ 0.3

Phantom share units

The company established a phantom share unit (PSU) plan for its key executives in 2013. Under the terms of this plan, senior executives are eligible for incentive remuneration paid to them in the form of PSUs. Each PSU, once vested, entitles the holder to a cash payment equal to the incremental market value of the PSU. Incremental market value is defined as the amount, if any, by which the market value of one common share of the company determined on the vesting date exceeds the market value determined on the grant date. The company applies a fair value-based method to record the PSUs granted to executives. Under the fair value method, compensation cost was initially measured at fair value at the date of grant and expensed over the plan's vesting period. Compensation cost accrued over the vesting period will be recognized as a liability due to the fact that potential entitlements at the time of vesting will be paid in cash. Compensation cost must therefore be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the expense.

As at December 31, 2013, the fair value of PSUs was estimated using the Black-Scholes option pricing model based the following assumptions:

	2013	
	Vesting Date December 31, 2015	Vesting Date December 31, 2016
Risk-free interest rate	1.1%	1.4%
Annual dividends per share	Nil	Nil
Expected stock price volatility	77%	77%
Expected unit life (in years)	2.0	3.0
Average fair value of units granted (in dollars)	$ 0.61	$ 0.73

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSU. The company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience.

As at December 31, 2013, the total remaining unrecognized compensation cost associated with the PSUs totalled $0.6 million.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Changes in the number of PSUs outstanding during the years ended December 31 was as follows:

	2013		
	Number of options		Weighted average exercise price (in dollars)
Beginning of year	–	$	–
Granted	1,447,904		1.19
Exercised	(332,822)		1.20
Expired or cancelled	(166,411)		1.20
End of year	948,671	$	1.19

26. FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The company did not have any currency or commodity contracts outstanding on December 31, 2013, December 31, 2012, and September 30, 2012.

Fair value of other financial instruments

The carrying value of the company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

27. FINANCIAL INSTRUMENTS

Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(i) **Credit Risk**

Credit risk is the risk of financial loss to the company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. This risk derives principally from the company's receivables from customers and derivative counterparties.

Accounts Receivable

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The company manages its credit risk principally through credit policies, which include the analysis of the financial positions of its customers and the regular review of their credit limits. The company also subscribes to credit insurance for substantially all of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

Aging of receivables were as follows:

	Successor		
	As at December 31,		As at September 30,
	2013	2012	2012
Trade receivables, gross			
Current	**$ 96.3**	$ 86.3	$ 110.7
Past due 1-30 days	**7.5**	7.3	6.7
Past due 31-90 days	**1.2**	0.2	3.6
Past due over 90 days	**1.4**	0.9	0.9
	106.4	94.7	121.9
Allowance for doubtful accounts	**(1.8)**	(2.2)	–
Trade receivables, net	**104.6**	92.5	121.9
Other receivables, including sales tax recoverables	**11.9**	21.5	18.9
Accounts receivable (note 9)	**$ 116.5**	$ 114.0	$ 140.8

The movement in the allowance for doubtful accounts in respect of trade receivables were as follows:

	Successor		
	As at December 31,		As at September 30,
	2013	2012	2012
Balance, beginning of period	**$ 2.2**	$ –	$ 2.0
Increase (decrease) in provision	**(0.4)**	2.2	(2.0)
Balance, end of period (note 9)	**$ 1.8**	$ 2.2	$ –

Derivatives

The company is also exposed to credit risk with counterparties to the company's derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the company would incur a cost to replace a defaulted transaction. The company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

(ii) **Market risk**

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the company's cash flows or the value of its financial instruments (e.g., fixed interest long-term debt).

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Currency risk

The company is exposed to the risk that future cash flows will fluctuate as substantially all of the company's sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables are denominated in or referenced to U.S. dollars. The company is also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. The company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

The company's hedging policy for anticipated sales and accounts receivable includes 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company's hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt. As of December 31, 2013, December 31, 2012 and September 30, 2012, the company did not have any foreign currency options or forward contracts outstanding.

Price risk

The company's policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas. As of December 31, 2013, December 31, 2012 and September 30, 2012, the company did not have any outstanding commodity contracts outstanding.

Interest rate risk

The fair value of the company's fixed-rate debt or the future cash flows of variable-rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates. The company's policy is to keep the majority of its term debt on a fixed-rate basis, but to allow for the placing of some fixed-to-floating swaps at rates considered acceptable.

(iii) **Liquidity risk**

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the company's reputation.

The company's principal cash requirements are for interest payments on its debt, capital expenditures and working capital needs. The company uses its operating cash flows, ABL Facility and cash balances to maintain its liquidity. Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions. The internal forecasts include borrowing base availability and covenant compliance. The company also monitors the maturities of its long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

28. COMMITMENTS

The company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are listed below:

2014	$ 30.2
2015	33.4
2016	5.8
2017	2.9
2018	1.9
Subsequent years	0.4
	$ 74.6

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Subsequent to the sale of the company's interest in PREI on March 20, 2013, the power purchase agreement between the company and PREI meets the definition of an operating lease under U.S. GAAP (see note 2, *Summary of significant accounting policies)*. The lease expenses relating to the power purchase agreement totaled $17.9 million for the year ended December 31, 2013 and minimum future lease payments total $54.0 million over the next three years. The power purchase agreement expires on January 31, 2016.

Total lease expense amounted to $25.7 million for the year ended December 31, 2013 (2012 – $8.4 million; 2011 – $10.1 million).

29. GUARANTEES AND INDEMNITIES

The company has entered into a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations (note 7). The value of the mortgage was $1.0 million on December 31, 2013 (December 31, 2012 – $3.0 million; September 30, 2012 – $3.4 million). This agreement does not increase the company's liability beyond the obligation under the building lease.

30. GAIN CONTINGENCIES

The company is subject to a gain contingency for successfully appealing a sales tax reassessment. This contingency is not reflected in the financial results of the company as of December 31, 2013. On January 28, 2014, the Supreme Court of British Columbia ruled in favour of Catalyst Paper in the company's action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010. The company estimates that it will receive a sales tax refund of $5.8 million including interest. The Province of British Columbia has applied to the British Columbia Court of Appeal for leave to appeal this decision.

31. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3-10 of Regulation S-X, in connection with the company's 2017 Notes and Floating Rate Notes. The company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because management has determined that such information will not be material to the holders of the Notes; however, the following condensed consolidating financial information is being provided for each of the periods ended December 31, 2013, December 31, 2012, September 30, 2012 and December 31, 2011. Investments in subsidiaries are accounted for on an equity basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet
As at December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets					
Current assets					
Cash and cash equivalents	$ 1.3	$ 10.6	$ 0.2	$ –	$ 12.1
Accounts receivable	0.9	115.6	–	–	116.5
Inventories	–	140.2	–	–	140.2
Prepaids and other	0.6	3.9	–	–	4.5
Assets held for sale	–	5.7	–	–	5.7
	2.8	276.0	0.2	–	279.0
Property, plant and equipment	326.9	83.7	1.6	–	412.2
Advances to related companies	226.9	359.1	(1.4)	(584.6)	–
Investments, net of equity in related companies	152.9	–	–	(152.9)	–
Other assets	–	8.9	–	–	8.9
	$ 709.5	$ 727.7	$ 0.4	$ (737.5)	$ 700.1
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	$ 15.7	$ 103.8	$ 0.2	$ –	$ 119.7
Current portion of long-term debt	2.0	–	–	–	2.0
	17.7	103.8	0.2	–	121.7
Long-term debt	301.8	–	–	–	301.8
Advances from related companies	359.6	224.5	0.5	(584.6)	–
Employee future benefits	12.6	242.3	–	–	254.9
Other long-term obligations	4.9	3.9	–	–	8.8
	696.6	574.5	0.7	(584.6)	687.2
Equity					
Shareholders' equity					
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(162.8)	40.3	10.2	(50.5)	(162.8)
Accumulated other comprehensive income (loss)	30.8	13.2	–	(13.2)	30.8
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	12.9	153.2	(0.3)	(152.9)	12.9
	$ 709.5	$ 727.7	$ 0.4	$ (737.5)	$ 700.1

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)
For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$ –	$ 1,051.4	$ 5.6	$ (5.6)	$ 1,051.4
Operating expenses					
Cost of sales, excluding depreciation and amortization	17.5	957.7	1.3	(5.6)	970.9
Depreciation and amortization	36.7	8.7	1.6	–	47.0
Selling, general and administrative	18.2	15.0	–	–	33.2
Restructuring	0.9	0.3	–	–	1.2
Impairment and other closure costs	86.9	–	–	–	86.9
	160.2	981.7	2.9	(5.6)	1,139.2
Operating earnings (loss)	(160.2)	69.7	2.7	–	(87.8)
Interest expense, net	(17.7)	(17.6)	(2.1)	–	(37.4)
Foreign exchange loss on long-term debt	(18.8)	–	–	–	(18.8)
Equity earnings in Partnership	60.7	–	–	(60.7)	–
Other income (expense), net	6.8	(18.3)	14.2	12.2	14.9
Earnings (loss) before reorganization items and income taxes	(129.2)	33.8	14.8	(48.5)	(129.1)
Reorganization items, net	(1.2)	–	–	–	(1.2)
Income (loss) before income taxes	(130.4)	33.8	14.8	(48.5)	(130.3)
Income tax expense (recovery)	-	0.1	(0.2)	0.2	0.1
Earnings (loss) from continuing operations	(130.4)	33.7	15.0	(48.7)	(130.4)
Earnings from discontinued operations, net of tax	3.1	3.1	–	(3.1)	3.1
Net earnings (loss)	(127.3)	36.8	15.0	(51.8)	(127.3)
Net earnings attributable to non-controlling interest	(0.3)	–	–	–	(0.3)
Net earnings (loss) attributable to the company	$ (127.6)	$ 36.8	$ 15.0	$ (51.8)	$ (127.6)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows
For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:					
Operations					
Cash flows provided (used) by operating activities	$ 52.5	$ 34.3	$ (22.9)	$ (71.4)	$ (7.5)
Investing					
Additions to property, plant and equipment	(16.5)	(6.7)	(0.2)	–	(23.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Proceeds from sale of non-core assets	6.6	(7.3)	39.9	12.2	51.4
Decrease in restricted cash	0.7	2.4	–	–	3.1
Decrease in other assets	0.2	(0.7)	–	–	(0.5)
Cash flows provided (used) by investing activities	(9.0)	(11.5)	39.7	12.2	31.4
Financing					
Increase (decrease) in advances to related companies	(12.7)	(23.0)	(23.5)	59.2	–
Decrease in revolving loan	(13.4)	–	–	–	(13.4)
Purchase of Floating Rate Notes	(15.8)	–	–	–	(15.8)
Decrease in long-term debt	(1.1)	–	–	–	(1.1)
Cash flows provided (used) by financing activities	(43.0)	(23.0)	(23.5)	59.2	(30.3)
Cash and cash equivalents, increase (decrease) in the period	0.5	(0.2)	(6.7)	–	(6.4)
Cash and cash equivalents, beginning of period	0.8	10.8	6.9	–	18.5
Cash and cash equivalents, end of period	$ 1.3	$ 10.6	$ 0.2	$ –	$ 12.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet
As at December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets					
Current assets					
Cash and cash equivalents	$ 0.8	$ 8.9	$ 6.9	$ –	$ 16.6
Restricted cash	0.7	–	–	–	0.7
Accounts receivable	2.3	111.0	0.7	–	114.0
Inventories	–	125.0	–	–	125.0
Prepaids and other	0.7	7.5	0.7	–	8.9
Assets held for sale	–	34.3	–	–	34.3
	4.5	286.7	8.3	–	299.5
Property, plant and equipment	387.1	76.0	148.5	–	611.6
Goodwill	56.7	–	–	–	56.7
Advances to related companies	234.2	348.2	(0.8)	(581.6)	–
Investments, net of equity loss in related companies	93.7	–	–	(93.7)	–
Other assets	24.3	9.7	0.6	(23.6)	11.0
	$ 800.5	$ 720.6	$ 156.6	$ (698.9)	$ 978.8
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	$ 27.9	$ 76.0	$ 9.9	$ –	$ 113.8
Current portion of long-term debt	6.5	0.1	–	–	6.6
Liabilities associated with assets held for sale	–	15.2	–	–	15.2
	34.4	91.3	9.9	–	135.6
Long-term debt	308.2	–	113.8	–	422.0
Advances from related companies	320.4	236.6	24.6	(581.6)	–
Employee future benefits	9.7	280.0	–	–	289.7
Other long-term obligations	5.2	3.7	–	–	8.9
Deferred credits	–	–	23.6	(23.6)	–
	677.9	611.6	171.9	(605.2)	856.2
Equity					
Shareholders' equity					
Common stock	144.9	–	–	–	144.9
Additional paid-in capital	–	–	–	–	–
Retained earnings (deficit)	(35.2)	3.5	(4.8)	1.3	(35.2)
Accumulated other comprehensive income (loss)	6.6	5.8	–	(5.8)	6.6
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	116.3	109.0	(15.3)	(93.7)	116.3
Non-controlling interest (deficit)	6.3	–	–	–	6.3
	122.6	109.0	(15.3)	(93.7)	122.6
	$ 800.5	$ 720.6	$ 156.6	$ (698.9)	$ 978.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)
For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$ –	$ 260.6	$ 4.6	$ (4.7)	$ 260.5
Operating expenses					
Cost of sales, excluding depreciation and amortization	4.4	243.9	2.0	(4.7)	245.6
Depreciation and amortization	8.8	2.2	1.9	–	12.9
Selling, general and administrative	4.6	3.1	–	–	7.7
	17.8	249.2	3.9	(4.7)	266.2
Operating earnings (loss)	(17.8)	11.4	0.7	–	(5.7)
Interest expense, net	(4.6)	(3.7)	(3.3)	–	(11.6)
Foreign exchange loss on long-term debt	(3.2)	–	–	–	(3.2)
Equity earnings in Partnership	8.8	–	–	(8.8)	–
Other income (expense), net	1.4	(1.1)	(0.2)	–	0.1
Earnings (loss) before reorganization items and income taxes	(15.4)	6.6	(2.8)	(8.8)	(20.4)
Reorganization items, net	(10.6)	8.7	(1.3)	–	(3.2)
Income (loss) before income taxes	(26.0)	15.3	(4.1)	(8.8)	(23.6)
Income tax expense (recovery)	0.7	0.6	(1.1)	–	0.2
Earnings (loss) from continuing operations	(26.7)	14.7	(3.0)	(8.8)	(23.8)
Earnings (loss) from discontinued operations, net of tax	(12.9)	(11.5)	(1.4)	12.9	(12.9)
Net earnings (loss)	(39.6)	3.2	(4.4)	4.1	(36.7)
Net (earnings) loss attributable to non-controlling interest	1.5	–	–	–	1.5
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(38.1)	3.2	(4.4)	4.1	(35.2)
Equity in earnings (loss) of subsidiaries	2.9	–	–	(2.9)	–
Net earnings (loss) attributable to the company	$ (35.2)	$ 3.2	$ (4.4)	$ 1.2	$ (35.2)

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows
For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:					
Operations					
Cash flows provided (used) by operating activities	$ (90.5)	$ 160.9	$ (22.2)	$ 3.9	$ 52.1
Investing					
Additions to property, plant and equipment	(4.2)	(3.2)	(3.0)	–	(10.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Decrease in restricted cash	2.9	0.5	–	–	3.4
Cash flows provided (used) by investing activities	(1.3)	(1.9)	(3.0)	–	(6.2)
Financing					
Increase (decrease) in advances to related companies	132.3	(153.8)	25.4	(3.9)	–
Decrease in revolving loan	(40.0)	–	–	–	(40.0)
Distribution received (paid)	–	0.4	(0.4)	–	–
Cash flows provided (used) by financing activities	92.3	(153.4)	25.0	(3.9)	(40.0)
Cash and cash equivalents, increase (decrease) in the period	0.5	5.6	(0.2)	–	5.9
Cash and cash equivalents, beginning of the period	0.3	5.2	7.1	–	12.6
Cash and cash equivalents, end of period	$ 0.8	$ 10.8	$ 6.9	$ –	$ 18.5

CATALYST PAPER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet
As at September 30, 2012 (successor)

	Catalyst Paper Corporation		Subsidiary guarantors		Subsidiary non-guarantors		Eliminating entries		Consolidated Catalyst Paper Corporation	
Assets										
Current assets										
Cash and cash equivalents	$	0.3	$	4.8	$	7.1	$	–	$	12.2
Restricted cash		3.6		0.1		–		–		3.7
Accounts receivable		1.9		138.8		0.1		–		140.8
Inventories		–		131.5		–		–		131.5
Prepaids and other		0.3		12.3		0.4		–		13.0
Assets held for sale		–		56.2		–		–		56.2
		6.1		343.7		7.6		–		357.4
Property, plant and equipment		390.5		76.2		147.4		–		614.1
Goodwill		56.7		–		–		–		56.7
Advances to related companies		239.7		295.9		1.0		(536.6)		–
Investments, net of equity loss in related companies		89.2		–		–		(89.2)		–
Other assets		25.1		10.8		0.6		(24.6)		11.9
	$	807.3	$	726.6	$	156.6	$	(650.4)	$	1,040.1
Liabilities										
Current liabilities										
Accounts payable and accrued liabilities	$	15.7	$	75.6	$	6.2	$	–	$	97.5
Current portion of long-term debt		6.6		0.1		–		–		6.7
Liabilities associated with assets held for sale		–		14.9		(0.1)		–		14.8
		22.3		90.6		6.1		–		119.0
Long-term debt		345.1		–		113.8		–		458.9
Advances from related companies		271.3		242.7		22.6		(536.6)		–
Employee future benefits		10.4		290.0		–		–		300.4
Other long-term obligations		5.4		3.6		–		–		9.0
Deferred income taxes		–		–		24.6		(24.6)		–
		654.5		626.9		167.1		(561.2)		887.3
Equity										
Shareholders' equity										
Common stock		144.9		–		–		–		144.9
Additional paid-in capital		–		–		–		–		–
Retained earnings (deficit)		–		–		–		–		–
Accumulated other comprehensive income (loss)		–		–		–		–		–
Predecessor equity		–		99.7		(10.5)		(89.2)		–
		144.9		99.7		(10.5)		(89.2)		144.9
Non-controlling interest (deficit)		7.9		–		–		–		7.9
		152.8		99.7		(10.5)		(89.2)		152.8
	$	807.3	$	726.6	$	156.6	$	(650.4)	$	1,040.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)
For the nine months ended September 30, 2012 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$ –	$ 797.7	$ 15.6	$ (15.6)	$ 797.7
Operating expenses					
Cost of sales, excluding depreciation and amortization	13.2	715.3	5.1	(15.6)	718.0
Depreciation and amortization	15.4	4.1	3.9	–	23.4
Selling, general and administrative	13.8	12.4	–	–	26.2
Restructuring	5.3	–	–	–	5.3
	47.7	731.8	9.0	(15.6)	772.9
Operating earnings (loss)	(47.7)	65.9	6.6	–	24.8
Interest expense, net	(30.5)	(20.0)	(9.8)	–	(60.3)
Foreign exchange loss on long-term debt	24.0	–	–	–	24.0
Equity earnings in Partnership	79.8	–	–	(79.8)	–
Other income (expense), net	(53.1)	54.6	51.6	(55.7)	(2.6)
Earnings (loss) before reorganization items and income taxes	(27.5)	100.5	48.4	(135.5)	(14.1)
Reorganization items, net	512.9	98.4	55.6	–	666.9
Income (loss) before income taxes	485.4	198.9	104.0	(135.5)	652.8
Income tax expense (recovery)	8.4	(21.4)	11.9	–	(1.1)
Earnings (loss) from continuing operations	477.0	220.3	92.1	(135.5)	653.9
Earnings (loss) from discontinued operations, net of tax	(3.6)	(4.1)	0.5	3.6	(3.6)
Net earnings (loss)	473.4	216.2	92.6	(131.9)	650.3
Net (earnings) loss attributable to non-controlling interest	(31.9)	–	–	–	(31.9)
Net earnings (loss) before equity in earnings (loss) of subsidiaries	$ 441.5	$ 216.2	$ 92.6	$ (131.9)	$ 618.4
Equity in earnings (loss) of subsidiaries	176.9	–	–	(176.9)	–
Net earnings (loss) attributable to the company	$ 618.4	$ 216.2	$ 92.6	$ (308.8)	$ 618.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows
For the nine months ended September 30, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:					
Operations					
Cash flows provided (used) by operating activities	$ 119.1	$ 27.5	$ 38.2	$ (228.8)	$ (44.0)
Investing					
Additions to property, plant and equipment	(4.9)	(4.6)	(2.7)	–	(12.2)
Proceeds from sale of property, plant and equipment	5.5	6.0	–	–	11.5
Increase in restricted cash	(3.6)	(2.8)	–	–	(6.4)
Decrease in other assets	2.6	1.0	0.1	–	3.7
Cash flows (used) by investing activities	(0.4)	(0.4)	(2.6)	–	(3.4)
Financing					
Increase (decrease) in advances to related companies	(155.0)	(95.4)	21.6	228.8	–
Increase in revolving loan	16.0	–	–	–	16.0
Proceeds on issuance of senior secured notes	33.1	–	–	–	33.1
Deferred financing costs	(9.3)	–	–	–	(9.3)
DIP financing costs	(3.8)	–	–	–	(3.8)
Decrease in other long-term debt	(0.7)	(0.2)	–	–	(0.9)
Share issuance costs	(0.2)	–	–	–	(0.2)
Distribution received (paid)	–	56.3	(56.3)	–	–
Cash flows provided (used) by financing activities	(119.9)	(39.3)	(34.7)	228.8	34.9
Cash and cash equivalents, increase (decrease) in the period	(1.2)	(12.2)	0.9	–	(12.5)
Cash and cash equivalents, beginning of the period	1.5	17.4	6.2	–	25.1
Cash and cash equivalents, end of period	$ 0.3	$ 5.2	$ 7.1	$ –	$ 12.6

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)
For the year ended December 31, 2011 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$ –	$ 1,079.7	$ 23.4	$ (23.4)	$ 1,079.7
Operating expenses					
Cost of sales, excluding depreciation and amortization	20.4	966.7	7.0	(23.4)	970.7
Depreciation and amortization	66.8	25.3	13.4	–	105.5
Selling, general and administrative	20.1	20.1	0.1	–	40.3
Restructuring	5.9	–	–	–	5.9
Impairment and other closure costs	496.2	165.6	–	–	661.8
	609.4	1,177.7	20.5	(23.4)	1,784.2
Operating earnings (loss)	(609.4)	(98.0)	2.9	–	(704.5)
Interest expense, net	(33.3)	(28.6)	(11.3)	–	(73.2)
Foreign exchange gain on long-term debt	(9.7)	–	–	–	(9.7)
Equity earnings in Partnership	61.8	–	–	(61.8)	–
Other income (expense), net	5.7	(8.1)	0.3	–	(2.1)
Earnings (loss) before income taxes	(584.9)	(134.7)	(8.1)	(61.8)	(789.5)
Income tax expense (recovery)	(57.8)	52.3	(2.9)	–	(8.4)
Earnings (loss) from continuing operations	(527.1)	(187.0)	(5.2)	(61.8)	(781.1)
Earnings (loss) from discontinued operations, net of tax	(195.5)	(195.5)	–	195.5	(195.5)
Net earnings (loss)	(722.6)	(382.5)	(5.2)	133.7	(976.6)
Net (earnings) loss attributable to non-controlling interest	2.6	–	–	–	2.6
Net earnings (loss) before equity in earnings (loss) of subsidiaries	$ (720.0)	$ (382.5)	$ (5.2)	$ 133.7	$ (974.0)
Equity in earnings (loss) of subsidiaries	(254.0)	–	–	254.0	–
Net earnings (loss) attributable to the company	$ (974.0)	$ (382.5)	$ (5.2)	$ 387.7	$ (974.0)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2011 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:					
Operations					
Cash flows provided (used) by operating activities	$ (427.3)	$ (37.2)	$ 5.3	$ 387.7	$ (71.5)
Investing					
Additions to property, plant and equipment	(7.8)	(11.0)	(0.9)	–	(19.7)
Proceeds from sale of property, plant and equipment	–	1.2	–	–	1.2
Decrease (increase) in other assets	(1.2)	2.0	–	–	0.8
Cash flows used by investing activities	(9.0)	(7.8)	(0.9)	–	(17.7)
Financing					
Increase in advances to related companies	352.3	131.3	–	(483.6)	–
Increase (decrease) in long-term obligations	–	0.2	(0.2)	–	–
Increase in revolving loan	48.0	–	–	–	48.0
Redemption of senior notes	(25.8)	–	–	–	(25.8)
Deferred financing costs	(2.4)	–	–	–	(2.4)
Decrease in other long-term debt	(0.9)	–	–	–	(0.9)
Distribution paid	–	(94.1)	(1.8)	95.9	–
Cash flows provided (used) by financing activities	371.2	37.4	(2.0)	(387.7)	18.9
Cash and cash equivalents, increase (decrease) during year	(65.1)	(7.6)	2.4	–	(70.3)
Cash and cash equivalents, beginning of year	66.6	25.0	3.8	–	95.4
Cash and cash equivalents, end of year	$ 1.5	$ 17.4	$ 6.2	$ –	$ 25.1

CATALYST PAPER CORPORTION

CONSOLIDATED BALANCE SHEETS
(In millions of Canadian dollars)

	Successor			Predecessor		
	As at December 31,		As at September 30,		As at December 31,	
	2013	2012	2012	2011	2010	2009
Assets						
Current assets						
Cash and cash equivalents	**$ 12.1**	$ 16.6	$ 12.2	$ 25.1	$ 95.4	$ 83.1
Restricted cash	**–**	0.7	3.7	–	–	–
Accounts receivable	**116.5**	114.0	140.8	134.9	120.6	101.5
Inventories	**140.2**	125.0	131.5	146.9	139.9	178.3
Prepaids and other	**4.5**	8.9	13.0	20.0	27.7	25.2
Assets held for sale	**5.7**	34.3	56.2	–	–	–
	279.0	299.5	357.4	326.9	383.6	388.1
Property, plant and equipment	**412.2**	611.6	614.1	386.3	1,285.6	1,664.7
Goodwill	**–**	56.7	56.7	–	–	–
Other assets	**8.9**	11.0	11.9	24.4	27.0	38.0
	$ 700.1	$ 978.8	$ 1,040.1	$ 737.6	$ 1,696.2	$ 2,090.8
Liabilities						
Current liabilities						
Accounts payable and accrued liabilities	**$ 119.7**	$ 113.8	$ 97.5	$ 174.5	$ 171.6	$ 173.3
Current portion of long-term debt	**2.0**	6.6	6.7	466.8	27.0	1.0
Liabilities associated with assets held for sale	**–**	15.2	14.8	–	–	–
	121.7	135.6	119.0	641.3	198.6	174.3
Long-term debt	**301.8**	422.0	458.9	375.5	783.9	774.6
Employee future benefits	**254.9**	289.7	300.4	305.7	269.1	294.6
Other long-term obligations	**8.8**	8.9	9.0	19.2	20.2	13.4
Deferred income taxes/deferred credits	**–**	–	–	13.2	21.0	38.3
	687.2	856.2	887.3	1,354.9	1,292.8	1,295.2
Equity						
Shareholders' equity						
Common stock	**144.9**	144.9	144.9	1,035.2	1,035.0	1,035.0
Additional paid-in-capital	**–**	–	–	16.6	16.6	16.4
Retained earnings (deficit)	**(162.8)**	(35.2)	–	(1,556.0)	(582.0)	(185.1)
Accumulated other comprehensive income (loss)	**30.8**	6.6	–	(89.4)	(46.1)	(52.7)
	12.9	116.3	144.9	(593.6)	423.5	813.6
Non-controlling interest (deficit)	**–**	6.3	7.9	(23.7)	(20.1)	(18.0)
	12.9	122.6	152.8	(617.3)	403.4	795.6
	$ 700.1	$ 978.8	$ 1,040.1	$ 737.6	$ 1,696.2	$ 2,090.8

COMPARATIVE REVIEW
CATALYST PAPER CORPORTION

CONSOLIDATED STATEMENTS OF EARNINGS
(In millions of Canadian dollars)

	Successor		Predecessor			
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Years ended December 31,		
				2011	2010	2009
Sales	**$ 1,051.4**	$ 260.5	$ 797.7	$ 1,079.7	$ 1,051.4	$ 1,077.7
Operating expenses						
Cost of sales, excluding depreciation and amortization	**970.9**	245.6	718.0	970.7	930.1	890.0
Depreciation and amortization	**47.0**	12.9	23.4	105.5	109.7	137.3
Selling, general and administrative	**33.2**	7.7	26.2	40.3	43.4	44.8
Restructuring and change-of-control	**1.2**	–	5.3	5.9	25.3	17.9
Impairment and other closure costs	**86.9**	–	–	661.8	294.5	17.4
	1,139.2	266.2	772.9	1,784.2	1,403.0	1,107.4
Operating earnings (loss)	**(87.8)**	(5.7)	24.8	(704.5)	(351.6)	(29.7)
Interest expense, net	**(37.4)**	(11.6)	(60.3)	(73.2)	(71.9)	(69.1)
Gain on cancellation of long-term debt	**–**	–	–	–	–	30.7
Foreign exchange gain (loss) on long-term debt	**(18.8)**	(3.2)	24.0	(9.7)	27.6	75.3
Other income (expense), net	**14.9**	0.1	(2.6)	(2.1)	(2.6)	(28.6)
Loss before reorganization items and income taxes	**(129.1)**	(20.4)	(14.1)	(789.5)	(398.5)	(21.4)
Reorganization items, net	**(1.2)**	(3.2)	666.9	–	–	–
Income (loss) before income taxes	**(130.3)**	(23.6)	652.8	(789.5)	(398.5)	(21.4)
Income tax expense (recovery)	**0.1**	0.2	(1.1)	(8.4)	(19.8)	(23.1)
Earnings (loss) from continuing operations	**(130.4)**	(23.8)	653.9	(781.1)	(378.7)	1.7
Gain (loss) from discontinued operations, net of tax	**3.1**	(12.9)	(3.6)	(195.5)	(19.5)	(7.3)
Net earnings (loss)	**(127.3)**	(36.7)	650.3	(976.6)	(398.2)	(5.6)
Net (earnings) loss attributable to non-controlling interest	**(0.3)**	1.5	(31.9)	2.6	1.3	1.2
Net earnings (loss) attributable to the Company	**$ (127.6)**	$ (35.2)	$ 618.4	$ (974.0)	$ (396.9)	$ (4.4)

CATALYST PAPER CORPORTION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of Canadian dollars)

	Successor		Predecessor			
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Years ended December 31, 2011	2010	2009
Cash flows provided (used) by:						
Operations						
Net earnings (loss)	**$ (127.3)**	$ (36.7)	$ 650.3	$ (976.6)	$ (398.2)	$ (5.6)
Items not requiring (providing) cash:						
Depreciation and amortization	**47.0**	12.9	23.4	112.4	119.3	146.6
Impairment and other closure costs	**86.9**	8.2	3.3	823.6	294.5	17.4
Deferred income taxes	**–**	0.1	(0.7)	(7.6)	(16.1)	(26.6)
Settlement gain on special pension portability election	**(2.6)**	–	–	–	–	–
Foreign exchange loss (gain) on long-term debt	**18.8**	3.2	(24.0)	9.7	(27.6)	(75.3)
Non-cash reorganization items	**0.5**	2.4	(707.4)	–	–	–
Non-cash interest on compromised notes	**–**	–	48.4	–	–	–
Gain on cancellation of long-term debt	**–**	–	–	–	(0.6)	(30.7)
Employee future benefits, expense over (under) cash contributions	**(7.0)**	(3.4)	(8.4)	(8.0)	(2.4)	4.3
Increase (decrease) in other long-term obligations	**(0.2)**	(0.1)	–	(3.1)	(4.2)	(0.5)
Loss (gain) on disposal of property, plant and equipment	**(0.6)**	0.4	(6.7)	(0.1)	(7.2)	3.9
Gain on disposal of non-core assets	**(12.3)**	–	–	–	–	–
Loss on purchase of Floating Rate Notes	**2.2**	–	–	–	–	–
Other	**1.9**	0.2	2.6	(1.8)	10.9	4.6
Changes in non-cash working capital	**(14.8)**	64.9	(24.8)	(20.0)	(12.5)	65.5
Cash flows provided (used) by operating activities	**(7.5)**	52.1	(44.0)	(71.5)	(44.1)	103.6
Investing						
Additions to property, plant and equipment	**(23.4)**	(10.4)	(12.2)	(19.7)	(11.2)	(11.5)
Proceeds from sale of property, plant and equipment	**0.8**	0.8	11.5	1.2	7.9	4.5
Proceeds from sale of non-core assets	**51.4**	–	–	–	–	–
Decrease (increase) in restricted cash	**3.1**	3.4	(6.4)	–	–	–
Decrease (increase) in other assets	**(0.5)**	–	3.7	0.8	(1.2)	4.1
Cash flows provided (used) by investing activities	**31.4**	(6.2)	(3.4)	(17.7)	(4.5)	(2.9)
Financing						
Share issue costs	**–**	–	(0.2)	–	–	–
Increase (decrease) in revolving loan and loan payable	**(13.4)**	(40.0)	16.0	48.0	(14.5)	(45.6)
Repayment of long-term debt	**–**	–	–	(25.8)	–	(75.7)
Purchase of Floating Rate Notes	**(15.8)**	–	–	–	–	–
Proceeds from long-term debt	**–**	–	–	–	–	95.0
Proceeds on issuance of senior secured notes	**–**	–	33.1	–	98.4	–
Note exchange costs	**–**	–	–	–	(8.3)	(2.2)
Proceeds on termination of debt foreign currency contracts	**–**	–	–	–	–	34.7
Settlement on purchase of debt securities	**–**	–	–	–	(9.2)	(26.9)
Deferred financing costs	**–**	–	(9.3)	(2.4)	(4.5)	(0.9)
DIP financing costs	**–**	–	(3.8)	–	–	–
Increase (decrease) in other long-term debt	**(1.1)**	–	(0.9)	(0.9)	(1.0)	(1.0)
Cash flows provided (used) by financing activities	**(30.3)**	(40.0)	34.9	18.9	60.9	(22.6)
Cash and cash equivalents, increase (decrease) in the year	**(6.4)**	5.9	(12.5)	(70.3)	12.3	78.1
Cash and cash equivalents, beginning of year	**18.5**	12.6	25.1	95.4	83.1	5.0
Cash and cash equivalents, end of year	**$ 12.1**	$ 18.5	$ 12.6	$ 25.1	$ 95.4	$ 83.1

CATALYST PAPER CORPORTION

OTHER FINANCIAL AND OPERATIONAL INFORMATION
(In millions of Canadian dollars, except where otherwise stated)

	Successor		Predecessor			
	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Years ended December 31, 2011	2010	2009
Selected financial information						
Adjusted EBITDA [1,10]	$ **46.1**	$ 7.2	$ 48.2	$ 62.8	$ 52.6	125.0
Adjusted EBITDA margin [2]	**4.4%**	2.8%	6.0%	5.8%	5.0%	11.6%
Weighted average common shares outstanding (in millions)	**14.5**	14.4	381.9	381.9	381.8	381.8
Basic and diluted earnings (loss) per share (in dollars)						
- Continuing operations	$ **(9.01)**	$ (1.55)	$ 1.63	$ (2.04)	$ (0.99)	$ 0.01
Basic and diluted earnings (loss) per share (in dollars)						
- Discontinued operations	**0.21**	(0.89)	(0.01)	(0.51)	(0.05)	(0.02)
Working capital [3]	$ **153.6**	$ 151.4	$ 203.7	$ 152.4	$ 212.0	$ 214.8
Current assets to current liabilities [3]	**2.28**	2.33	3.09	1.87	2.24	2.24
Total debt to total capitalization [4,5]	**95.9%**	78.7%	76.3%	338.7%	66%	49%
Net debt to net capitalization [6,7]	**95.8%**	78.0%	75.8%	365.5%	63%	46%
Common shares outstanding at end of period (in millions)	**14.5**	14.5	14.4	381.9	381.8	381.8
Book value per share (in dollars)	$ **0.89**	$ 8.46	$ 10.61	$ (1.62)	$ 1.06	$ 2.08
Average spot rate (US$/CDN$) [8]	**0.971**	1.009	0.998	1.011	0.971	0.876
Share prices						
High	$ **2.76**	$ N/A	$ N/A	$ 0.55	$ 0.44	$ 0.44
Low	**1.00**	N/A	N/A	0.02	0.09	0.08
Close	**1.35**	N/A	N/A	0.03	0.24	0.20
Benchmark prices [9]						
SC-A paper, 35 lb. (US$ per ton)	$ **811**	$ 835	$ 835	$ 836	$ 765	$ 798
LWC paper, No. 5, 40 lb. (US$ per ton)	**864**	898	859	900	790	808
Telephone directory paper, 22.1 lb. (US$ per ton)	**750**	770	770	735	670	758
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	**598**	618	614	622	578	546
NBSK pulp, China delivery (US$ per tonne)	**700**	662	669	834	821	578
Sales (000 tonnes)						
Specialty printing papers	**762**	207	605	838	830	892
Newsprint	**283**	66	198	205	236	261
Pulp	**328**	74	251	308	277	110

1   Adjusted EBITDA is a *Non-GAAP Measure*. Refer to the *Non-GAAP Measures* section in Management's Discussion and Analysis.

2   Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.

3   Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.

4   Total debt comprises long-term debt, including current portion.

5   Total capitalization comprises total debt and shareholders' equity.

6   Net debt comprises total debt less cash on hand.

7   Net capitalization comprises net debt and shareholders' equity.

8   Average spot rate is the average Bank of Canada noon spot rate over the reporting period.

9   Benchmark selling prices are sourced from RISI.

10   For adjusted EBITDA before specific items, refer to the *Non-GAAP Measures* section in Management's Discussion and Analysis.

CORPORATE INFORMATION

CATALYST PAPER CORPORATION
2nd Floor, 3600 Lysander Lane
Richmond, BC V7B 1C3
Tel: 604-247-4400
www.catalystpaper.com

NANAIMO OFFICE
201 – 65 Front Street
Nanaimo, BC V9R 5H9
Tel: 250-734-8000

OPERATIONS

CROFTON MILL
PO Box 70
Crofton, BC V0R 1R0
Tel: 250-246-6100

PORT ALBERNI MILL
4000 Stamp Avenue
Port Alberni, BC V9Y 5J7
Tel: 250-723-2161

POWELL RIVER MILL
5775 Ash Avenue
Powell River, BC V8A 4R3
Tel: 604-483-3722

SURREY DISTRIBUTION CENTRE
10555 Timberland Road
Surrey, BC V3V 3T3
Tel: 604-953-0373

INVESTOR INFORMATION

Annual Meeting

The annual meeting of
shareholders will be held on
Wednesday, May 7, 2014 at the
Delta Vancouver Airport Hotel in
Richmond, British Columbia

Transfer Agent and Registrar

CST TRUST COMPANY
at its principal offices in Vancouver
and Toronto

Auditors

KPMG LLP
Vancouver, BC

Share Information

Common Shares
(symbol: CYT)
The Toronto Stock Exchange

Investor Relations Contacts

BRIAN W. BAARDA
Vice-President, Finance and
Chief Financial Officer
Tel: 604-247-4710

Annual and Quarterly Reports

For copies of annual and quarterly
reports contact:
Tel: 604-247-4400
Fax: 604-247-0549

SALES AND MARKETING CONTACTS

Catalyst Pulp and Paper Sales Inc.

2nd Floor, 3600 Lysander Lane
Richmond, BC V7B 1C3
Tel: 604-247-4400

JIM BAYLES
Vice-President and General
Manager
Newsprint, International Sales
Tel: 604-247-4766
Fax: 604-247-0526

SALLY CHAN
Director, Pulp Sales
Tel: 604-247-4733
Fax: 604-247-0526

Catalyst Paper (USA) Inc.

2101 4th Avenue, Suite 1950
Seattle, WA 98121 USA
Tel: 206-838-2070

MATTHEW G. STAPLETON
Vice-President and General
Manager, Specialty Papers
Tel: 206-838-2005
Fax: 206-838-2071

PAUL GORDON
Vice-President and General
Manager, Directory Papers
Tel: 817-488-9258
Fax: 817-488-9258

BOARD OF DIRECTORS

LESLIE T. LEDERER, CHAIR
Chicago, IL
Corporate Director

JOHN BRECKER
New York, NY
Corporate Director

JOHN C. CHARLES
Toronto, ON
Corporate Director

TODD DILLABOUGH
Calgary, AB
Corporate Director

WALTER A. JONES
New York, NY
Corporate Director

JILL LEVERSAGE
Vancouver, BC
Corporate Director

JOE NEMETH
Vancouver, BC
President and Chief Executive Officer
Catalyst Paper Corporation

OFFICERS

JOE NEMETH
President and Chief Executive Officer

BRIAN W. BAARDA
Vice-President, Finance and Chief Financial Officer

STEPHEN BONIFERRO
Senior Vice-President, Human Resources

DAVID L. ADDERLEY
Vice-President and General Counsel

ALISTAIR MACCALLUM
Vice-President, Treasurer and Controller



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Catalyst

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, B.C. V7B 1C3
604-247-4400
www.catalystpaper.com

PAPER FACTS
inside pages of report (289 g)

INPUTS

Raw Fibre (g)	280
% certified sources	100
Filler (g)	112
Water (L)	22.7
Work (person secs)	2.9
Energy (Cal)	1,646
% renewable	91

EMISSIONS

Greenhouse Gas (g)	27*
Air Particulate (mg)	7.1
Effluent BOD (mg)	143
Solid Waste (cm^3)	25

* Offset to zero

Production Notes

The inside pages of this report are printed on Ascent Gloss Sage, Catalyst's new coated three grade, produced at the Port Alberni mill. Ascent is our highest quality coated paper grade. Its brightness, superior opacity and excellent printability make it ideal for magazine, catalogue, high-end insert, commercial and direct mail print applications printed on heatset offset presses.

Catalyst's coated products are available under our Sage program, meaning they are certified (Programme for the Endorsement of Forest Certification) as containing 100% fibre from sustainably managed forests, that there were no net carbon emissions during their manufacture, and that detailed mill-level environmental performance data are available via GreenBlue's Environmental Paper Assessment Tool (EPAT). We also contribute $1 for every tonne of Sage product sold to support our partner initiatives.

The Paper Facts label identifies the inputs and emissions associated with this specific grade of paper calculated on a per-report basis. Catalyst customers can use the online Paper Calculator at http://catalystpaper.com/calculator to identify inputs and emissions associated with their own purchases and to compare them to typical North American paper products.

This report was printed with inks that are formulated to contain plant-derived materials, and that comply with North American toxics-in-packaging legislation for heavy metal content.



CERTIFIED. MANUFACTURED CARBON NEUTRAL. RESPONSIBLE.
Produced by Catalyst | www.catalystpaper.com